.ITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant ~~to Rule 13a-16 or 15d-16 of~~
the Securities Exchange Act of 1934

4 April 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Directorate Change
Released	14:50 3 Apr 2002
RNS Number	9588T

IMMEDIATE **3 April 2002**

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
Board Changes

Royal & Sun Alliance Insurance Group plc today announced that Anthony Forbes, Deputy Chairman, is to retire from the Board after 8 years service. The retirement will be effective from the conclusion of the 2002 Annual General Meeting on 15 May.

Group Chairman Sir Patrick Gillam said: "I would like to thank Anthony for the valuable contribution he has made to Royal & SunAlliance over the last eight years. We will miss his expertise and wish him well for the future."

--ENDS--

For further information:

Karen Donhue, External Communications Manager
Tel: +44 (0)20 7569 6133
Email: karen.donhue@notes.royalsun.com

Note to Editors:

- Anthony Forbes is 64 and has been a Director of Royal & SunAlliance since 1994. He was appointed Deputy Chairman in 1998

END

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Depositary's Notice of Shareholders' Meeting of Royal & Sun Alliance Insurance Group plc

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	78004V202.
ADS Record Date:	March 28, 2002.
Meeting Specifics:	Annual General Meeting - May 15, 2002, at 11:30 A.M. (local time) in The Grand Ballroom, Hotel Inter-Continental, One Hamilton Place, Hyde Park Corner, London W1V 0QY, England.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 7, 2002.
Deposited Securities:	Ordinary shares, nominal value 27.5p per share, of Royal & Sun Alliance Insurance Group plc, a company incorporated and existing under the laws of England and Wales (the "Company").
ADS Ratio:	5 ordinary shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - London Branch.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of October 24, 2000, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

The Voting Instructions must be completed and received by the Depositary no later than **10:00 A.M.** (New York City time) on **May 7, 2002** for action to be taken.

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.**

The enclosed materials are provided to allow you to vote at the Meeting of the Company.* There are two ways to vote:

a) **Through the Internet** (available only if you hold your ADRs directly) as follows:

- Access www.citibank.com/adr;
- Click on "Investors" and then click on "Voting by Internet";
- Input the Voter Control Number (located on the bottom portion of your proxy card); and
- Complete the Voting Instructions provided on the Internet site, to be received by the Depositary by the ADS Voting Instructions Deadline on May 7, 2002 at 10:00 A.M.

- An ADR Holder who holds his/her ADSs through a custodian, broker or other agent should, in order to vote through the Internet, refer to other information provided by his/her agent.

b) **By Voting Instructions card** sent via mail, as follows:

- Complete all of the required information on the Voting Instructions card;
- Sign the Voting Instructions card; and
- Return the Voting Instructions card prior to the ADS Voting Instructions Deadline on May 7, 2002 at 10:00 A.M. to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395, using the enclosed pre-addressed envelope.

- An ADR Holder who holds his/her ADSs through a custodian, broker or other agent may have special instructions from his/her agent.

By voting through the Internet or by signing and returning the Voting Instructions card, you are instructing the Depositary to vote your Deposited Securities in the manner indicated through the Internet or on the Voting Instructions card.

Pursuant to Section 4.10 of the Deposit Agreement, upon timely receipt of Voting Instructions from a Holder of ADSs as of the ADS Record Date, evidenced by ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions.

---

* As set forth in Section 4.10 of the Deposit Agreement, Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Notice of the 2002 Annual General Meeting

15 May 2002

THIS NOTICE OF MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Any shareholder who is in doubt as to what action to take should consult an appropriate independent adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Royal & Sun Alliance Insurance Group plc, please send this document and the accompanying form of proxy to the buyer or transferee or to the stockbroker or other agent who assisted you with the sale or transfer so that these documents can be forwarded to the buyer or transferee.

ROYAL & SUNALLIANCE

The arrangements at the meeting

When you arrive

Please bring your attendance card with you to the meeting. This will help us to admit you into the meeting as quickly as possible.

There will be security checks at the venue for your safety so please avoid bringing large bags or briefcases. We do not allow cameras or tape recorders into the meeting.

When you register at the Lloyds TSB Registrars registration desk you will be given a shareholder voting card.

Assistance for shareholders with disabilities

We have made arrangements to help shareholders with disabilities. An induction loop is installed and two sign language interpreters will be available on the day. Braille copies and audio tapes of this document are available on request from the Company Secretary at 30 Berkeley Square, London W1J 6EW.

Services at the venue

Tea and coffee will be served before the meeting starts. The following services will be provided to deal with personal concerns and queries:

- Shareholder enquiries: the Registrars' and the Company's staff are available to answer any questions you may have concerning your shareholding; and
- Policyholder enquiries: representatives from the Company's businesses will be available to answer your questions and give you further information about our products and services.

Asking questions at the meeting

We welcome shareholder questions at the meeting. The Chairman of the meeting will invite you to ask any questions before the formal resolutions are put to the meeting. You may hand in a written question if you would prefer at the Registrars' registration desk.

As this is a shareholders' meeting we ask you to please restrict your questions to shareholder matters. If your question is on a policyholder matter we will have representatives from our businesses at the Policyholder Help Points and at the enquiry desk who will deal with your policyholder questions.

ROYAL & SUNALLIANCE

30 Berkeley Square
London W1J 6EW

27 March 2002

Dear Shareholder,

I am pleased to enclose your copy of the annual review and summary financial statements for the year ended 31 December 2001 (or the full annual report and accounts, if you have asked to have that) and to invite you to the Company's Annual General Meeting.

The formal notice convening the meeting and explanations of the resolutions the directors will be proposing at the meeting are contained in this booklet.

Annual General Meeting

The Company's Annual General Meeting (AGM) will be held at 11.30am on 15 May 2002. The AGM Notice, setting out the business which will be dealt with, is on pages 4 to 7 of this document. I encourage you to attend the meeting – it is your opportunity to meet with directors and to question them about issues which concern the Company. If you are unable to attend, or would like to ask a specific question at the meeting, you are invited to send me an e-mail via the Group's website at www.royalsunalliance.com or write to me at the above address. If you cannot come to the meeting please complete the proxy form we have sent to you.

After the annual review and the full annual report and accounts went to print, the Company announced on 22 March 2002 that Paul Spencer would resign as a director with effect from 31 March 2002. We took the opportunity to amend the AGM Notice accordingly.

This year you may register your proxy appointment electronically by visiting the website www.sharevote.co.uk where full details of the procedure are given.

There is additional information on the proposals to be put to this year's AGM in the AGM Notice.

Proposed Final Dividend for 2001

The Company has announced its intention to pay the 2001 proposed final dividend of 7.2p per ordinary share of the Company on 31 May 2002.

Once again your directors are pleased to offer shareholders that would prefer to re-invest their cash dividend in shares the opportunity to participate in the Company's Dividend Re-investment Plan (the "Plan"). Full details of how the Plan operates can be obtained from the Company's Registrars, Lloyds TSB Registrars either by telephoning the Lloyds TSB Shareholder Helpline on telephone number +44 (0) 870 600 3988 or by writing to them at The Causeway, Worthing, West Sussex BN99 6DA. If you already participate in the Plan but wish to receive the 2001 proposed final dividend in cash, you should write to Lloyds TSB Registrars at the address given above cancelling your Plan mandate no later than Thursday 9 May 2002.

Recommendation

Your directors believe that the proposed resolutions to be put to the meeting are in the best interests of the Company's shareholders as a whole and, accordingly, recommend shareholders to vote in favour of the resolutions, as the directors intend to do in respect of their own beneficial shareholdings in the Company.

Yours sincerely,

Patrick Gillam

Sir Patrick Gillam
Chairman

Notice of Annual General Meeting

The Annual General Meeting (AGM) of Royal & Sun Alliance Insurance Group plc will be held in The Grand Ballroom, Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1V 0QY on Wednesday 15 May 2002 at 11.30am. Shareholders will be asked to consider and pass the following resolutions:

1. TO ADOPT THE 2001 REPORT & ACCOUNTS.

   We will be asking you to consider the Annual Report & Accounts for 2001.

2. TO DECLARE A FINAL DIVIDEND.

   We will be asking you to approve payment of a final dividend of 7.2p per ordinary share for 2001.

3. TO CONFIRM A DIRECTOR'S APPOINTMENT.

   We will be asking you to confirm the appointment of Susan Hooper as a director.

   The Company's Articles of Association, which are a part of its constitution, say that, when the Board appoints a new director, that director must stand for election at the next AGM. This gives shareholders the chance to confirm the appointment. Susan Hooper was appointed a director on 1 August 2001 and her biographical details are as follows:

   Susan Hooper Age 42. Director of the Group from August 2001. Vice President of Avis Europe plc in Europe, Africa, the Middle East and Asia. Formerly Regional Director, Europe, Africa and the Middle East of Pepsico International and non-executive director of Courtaulds Textiles plc. Former Consultant with McKinsey & Co.

4. TO RE-ELECT A DIRECTOR.

   We will also be asking you to re-elect Julian Hance as a director.

   Our Articles of Association also say that every director shall retire from office at the third AGM after the AGM at which he/she was last elected. All the directors take it in turn to retire in this way. This gives you the chance to re-confirm their appointments. Julian Hance is retiring but is standing for re-election. His biographical details are given below:

   Julian Hance Age 46. Chartered Accountant, Group Finance Director from October 1998. Former Group Chief Accountant and Finance Director of Life and Investment Operations.

Notice of Annual General Meeting

5. TO RE-APPOINT PRICEWATERHOUSECOOPERS AS AUDITORS.

   We will be asking you to re-appoint PricewaterhouseCoopers as Royal & SunAlliance's auditors until next year's AGM and to authorise the directors to set their fees.

6. TO PERMIT THE DIRECTORS TO ISSUE FURTHER SHARES.

   We will be asking you to vote on the following ordinary resolution:

   That the directors of the Company ("Royal & SunAlliance") are authorised generally and without conditions to allot relevant securities as defined by section 80 of the Companies Act 1985. The directors may allot a maximum nominal amount of £306,943,755. This power, which replaces all the previous authorities granted under section 80 of the Companies Act 1985, will lapse on 14 May 2007. However, if Royal & SunAlliance makes an offer or enters into an agreement requiring the issue of new relevant securities prior to that date, the allotment will be valid even if the allotment occurs after the expiry of this authority.

   This resolution lifts the restrictions which would otherwise apply to the directors' power to issue new shares and will allow the directors to issue further shares up to an aggregate nominal amount of £306,943,755. This comprises £131,943,755, representing one-third of the issued ordinary share capital on 27 February 2002, plus £175,000,000 of authorised but unissued preference shares. This authority renews the previous power of the directors to allot relevant securities and will lapse on 14 May 2007. The directors have no present intention of issuing new ordinary or preference shares.

7. TO RELAX THE RESTRICTIONS WHICH NORMALLY APPLY WHEN ORDINARY SHARES ARE ISSUED FOR CASH.

   We will be asking you to vote on the following special resolution:

Resolutions 1 to 5 are known as the ordinary business of the meeting because every Royal & SunAlliance AGM has to deal with these matters. We will also be asking you to vote on one more resolution (resolution 6) which is regarded as special business but which will be proposed as an ordinary resolution. More than 50% of the votes cast must support this resolution in order for it to be passed. We will also be asking you to vote on two more special business items. Resolutions 7 and 8 will be proposed as special resolutions and 75% or more of the votes cast must support them in order for these resolutions to be passed.

Notice of Annual General Meeting

That, under the authority given by resolution 6 above, the directors of the Company ("Royal & SunAlliance") are given power to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash free of the restrictions in section 89(1) of the Companies Act 1985 but limited to allotment of equity securities:

(a) made in connection with an offer of securities which is open for acceptance in a period decided on by the directors:

(i) to the holders of ordinary shares of Royal & SunAlliance in proportion (as nearly as practicable) to their existing holdings as shown on the register of members on any date selected by the directors; and

(ii) to the holders of other equity securities, if this is required by the rights attached to those securities, or if the directors decide it is appropriate, as permitted by the rights attached to those securities.

Any offer made under this paragraph (a) will be subject to any limits or restrictions which the directors may decide to impose, to deal with fractional entitlements or legal, regulatory or practical problems arising under the laws of, or the requirements of any regulatory body or stock exchange in, any territory; and

(b) (otherwise than under paragraph (a) above) having, in the case of shares, an aggregate nominal value (or, in the case of other securities which give the right to subscribe for or convert into relevant shares, having an aggregate nominal value) not exceeding £19,791,563.

This power will expire on 14 May 2007. However, if before that date Royal & SunAlliance makes an offer or agreement which requires equity securities to be allotted, the directors may allot those equity securities even though the allotment may occur after the expiry of this power.

Unless they are given an appropriate authority, directors may allot new equity shares for cash (excluding shares issued under employees' share schemes) only if they have first been offered to existing shareholders in proportion to their holdings. This special resolution, which renews the directors' existing authority, lifts that restriction in limited circumstances. The greatest amount of ordinary shares to be covered under the power, with the exception of rights issues or other pre-emptive offers, is £19,791,563, which represents 5% of the issued ordinary share capital on 27 February 2002. This power will automatically lapse on 14 May 2007.

Notice of Annual General Meeting

8. TO GIVE AUTHORITY FOR ROYAL & SUNALLIANCE TO BUY BACK UP TO 5% OF ITS ORDINARY SHARES.

We will be asking you to vote on the following special resolution:

That the Company ("Royal & SunAlliance") is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares provided that:

(a) Royal & SunAlliance may not purchase more than 71.9 million ordinary shares;

(b) Royal & SunAlliance may not pay less than the nominal value (currently 27.5p) for each share purchased; and

(c) Royal & SunAlliance may not pay more per share than 5% over the average of the middle market price of the ordinary shares, based on the London Stock Exchange's Daily Official List, for the five business days immediately before the day on which Royal & SunAlliance buys the shares.

This authority will expire at the end of Royal & SunAlliance's next Annual General Meeting or on 14 August 2003 whichever is the earlier. However, Royal & SunAlliance may agree before this authority expires to purchase ordinary shares where the purchase is or may be completed (fully or partly) after this authority ends.

This resolution renews the authority that was given at our last AGM. It allows the Company to buy back up to 71.9 million of its issued ordinary shares on the stock market. This equals 5% of the Company's ordinary shares on 27 February 2002. You will see that the resolution sets out the lowest and highest prices that the Company can pay for the shares.

Your directors are committed to managing the Company's capital effectively. Buying back the Company's ordinary shares is one of the options they keep under review. We will only buy back our ordinary shares if the directors think it is in our shareholders' best interests. Before making such a decision they would consider the effect on earnings per share.

By order of the Board

J V Miller
Group Company Secretary
27 March 2002

Notes

1. Holders of ordinary shares can appoint one or more other persons, known as proxies, to attend the meeting in their place and to vote on their behalf in the event of a poll. A proxy need not be a member of the Company. A proxy cannot raise questions at a meeting or vote on a show of hands. Shareholders who appoint proxies can nevertheless still attend the meeting instead of their proxies and vote in person.

   To appoint one or more proxies, you will need to complete and return the enclosed form of proxy (unless you wish to register your proxy appointment electronically, as to which, please see below). The form of proxy will be valid only if it is received by the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by no later than 11.30am on 13 May 2002 accompanied by a Power of Attorney or any other authority under which the form of proxy is signed. A copy of any such Power of Attorney or authority, certified notarially or in accordance with the Powers of Attorney Act 1971, will also be accepted as authority to sign the form of proxy. There are more details about how to complete the form of proxy on the form itself.

   You may register your proxy appointment electronically by visiting the website www.sharevote.co.uk where full details of the procedure are given.

2. The register of directors' interests in the share capital and debentures of the Company, together with directors' service contracts, are available for inspection during normal business hours on any weekday (weekends and public holidays excepted) at 30 Berkeley Square, London W1J 6EW and will be available for inspection at the Annual General Meeting for fifteen minutes prior to and throughout the meeting.

3. Royal & SunAlliance is committed to providing a quality service to all its shareholders. Please let us know if, for example, you would like documentation to be provided to you in a special format. We will do our best to meet your needs. You can either telephone the Lloyds TSB Registrars Shareholder Helpline on telephone number +44 (0) 870 600 3988 or write to them at The Causeway, Worthing, West Sussex BN99 6DA. Those shareholders who have a text phone facility may instead wish to contact Lloyds TSB Registrars on +44 (0) 870 600 3950.

Royal & Sun Alliance Insurance Group plc No. 2339826
The above Company is registered in England.
The registered office is at 30 Berkeley Square, London W1J 6EW.

Shareholder Information

REGISTRAR

Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA

Shareholder Helpline
Telephone: +44 (0) 870 600 3988

Shareholders with a text phone facility should use +44 (0) 870 600 3950

Internet address:
www.lloydstsb-registrars.co.uk

There is now a range of shareholder information on line at www.shareview.co.uk. Shareholders can check holdings and find practical help on transferring shares or updating details and register their e-mail address to receive shareholder information and annual report & accounts electronically.

Royal & SunAlliance has appointed Lloyds TSB Registrars as its Registrars to manage the shareholder register, ensuring that all information held about the Group's shareholders is kept up to date, and to pay dividends.

DIVIDEND RE-INVESTMENT PLAN ("DRIP")

We operate a dividend re-investment plan which enables shareholders, if they wish, to use the whole of their cash dividends to buy additional shares in the Company.

The DRIP is operated on a mandate basis. If a DRIP mandate has been completed, future dividends will be invested automatically in the Company's shares purchased in the market.

Shareholders who do not currently participate in the DRIP but wish to do so can obtain further details and a mandate form from Lloyds TSB Registrars.

Shareholders need take no action if they have not completed a DRIP mandate and wish to continue to receive their dividends in cash in the normal way.

REGISTERED OFFICE AND WORLDWIDE GROUP OFFICE

30 Berkeley Square, London W1J 6EW
Telephone: +44 (0) 20 7636 3450
Registered in England No. 2339826.

www.royalsunalliance.com

How to get to the Annual General Meeting



OXFORD STREET
MARBLE ARCH
PARK
BOND STREET
OXFORD CIRCUS
REGENT STREET
UPPER BROOK STREET
GROSVENOR SQUARE
NEW BOND STREET
PARK LANE
PARK LANE
UPPER GROSVENOR STREET
P
STREET
P
P
MOUNT STREET
BERKELEY SQUARE
HYDE PARK
P
HAMILTON PLACE
PICCADILLY
PICCADILLY
GREEN PARK
KNIGHTSBRIDGE
HYDE PARK CORNER
GREEN PARK
PALL MALL

The Grand Ballroom
Hotel Inter-Continental
One Hamilton Place
Hyde Park Corner
London W1V 0QY
Telephone: +44 (0) 20 7409 3131
Fax: +44 (0) 20 7493 3476

Please use The Grand Ballroom entrance.

Directions from Hyde Park Underground: take exit 2.

The closest rail connection is London Victoria.

There are public car parks located near by on Park Lane and Mount Street.


www.royalsunalliance.com

ANNUAL REPORT & ACCOUNTS 2001


ROYAL &

personal and commercial business. 16th largest commercial insurer and provider of risk management services

- Canada, fourth largest general insurer, providing a broad range of commercial and personal insurance products
- Latin America & Caribbean, provider of life and general insurance. Fourth largest life and annuities company in Chile, growing life portfolios in Colombia and Peru

In addition to the Royal & SunAlliance brand; USA: Artis℠, OrionAuto℠ and Grocers Insurance Company. Canada: Agilon Financial and the Johnson Group. Latin America: La Construcción

- To offer differentiated insurance solutions that focus on the customer and provide technology enabled services to customers, brokers and agents

- USA, response to the events of 11 September with emergency claims centres supporting our customers
- Canada, the acquisition of Kemper's portfolio and the launch of Ascentus Insurance and Agilon Financial
- Latin America & Caribbean, significant general insurance rating increases achieved with strong life new business in Latin America



2000
1500
1000
500
0
33% 61% 6%

AMERICAS

home and travel through intermediaries and direct

- Commercial, insurance cover to businesses as well as risk management services provided by dedicated units based in centres including Australia, Singapore and Japan
- Life, pensions, personal investment products and trustee services provided in Australia and New Zealand together with fund management services

In addition to the Royal & SunAlliance brand; others include AAMI, Australian Alliance Insurance, Connelly Temple, The London Assurance, Tyndall and Guardian Trust

To achieve superior financial performance through:

- Segmented approach to commercial
- Expansion of PFS operations in Australia, Japan and New Zealand
- Focus on core skills to enhance competitive position, supported by use of technology

- Excellent financial performance with meaningful contributions from all major operations
- Launch of Royal Sundaram in India; on track to capitalise on this developing market
- Purchase of AMP's New Zealand general insurance business and AA joint venture
- Australia's launch of ABBi and Enterprise; direct and broker channel small business initiatives



500
400
300
200
100
0
49% 30% 21%

ASIA PACIFIC

client base of over 100,000 investors through specialist teams targetting the intermediated and direct markets

- Institutional funds, a focussed team, building institutional business with consulting actuaries and investment advisers

Trading as Royal & SunAlliance Investments and Royal & SunAlliance Property Investments

- To achieve profitable growth of retail and institutional funds under management
- To provide innovative solutions, delivering outstanding investment performance
- To raise the profile of Royal & SunAlliance as a leading investment manager

- Launch of UK Prime and European Prime, focussed investment funds
- Launch of First Choice for Income ISAs
- Success of our nationwide advertising poster campaign
- Share of net retail investment market doubled

TOTAL GROUP FUNDS UNDER MANAGEMENT



UK £37bn
EMEA £10bn
Americas £8b
Asia Pacific £4

INVESTMENTS

Royal & SunAlliance is one of the world's leading insurance companies and for almost 300 years we have been underwriting risks for individuals and business clients. Today we have over 50,000 dedicated people worldwide taking care of the insurance requirements of customers in more than 130 countries.

Core skills that are first class

We are firmly focussed on ensuring all our core skills, underwriting, risk engineering and claims management, are truly first class and so we do not outsource them. These areas are where we interact with our customers and where we can make a real difference.

Delivering outstanding customer service

Only by providing solutions to customers' needs do you give real service. We at Royal & SunAlliance aim to go beyond this, always looking to provide more.

Building on our global strengths

'Build once, use many times' is a winning tactic for a global business. We are harnessing our expertise and knowledge from around the Group, sharing new initiatives and avoiding duplication.

Technology that makes business sense

Our focus on using technology intelligently enables a smarter, more effective way of working but only when in support of the business need. Technology for technology's sake is not only expensive but also a waste of resources.

DRIVING GLOBAL COMPETITIVE ADVANTAGE

Visit **www.royalsunalliance.com** for more information

This Annual Report & Accounts contains forward looking statements as defined in the US Private Securities Reform Act. For a discussion of factors which could affect future results, reference should be made to 'cautionary

	United Kingdom	Europe, Middle East & Africa
	insurer covering all classes of business • Personal, the second largest provider of personal insurance through brokers, intermediaries, affinity partnerships and corporate partners • Life, a specialist provider of life, pension and investment products • MORE TH>N™, our innovative direct business, offering a broad range of products and services across all classes of personal insurance	household covers • Commercial, covering a broad range of needs from the small and medium business segment to global and risk managed business and specialist lines such as professional and financial risks • Life, with an emphasis on unit linked business
KEY OPERATIONS	Four customer facing divisions, Commercial, Life, Personal and MORE TH>N™, supported by UK wide business services	Operations in most European countries including leading brands such as Codan in Denmark and Trygg-Hansa in Sweden
KEY STRATEGIES	• Gaining competitive advantage by leveraging core skills in underwriting and claims • Building closer relationships with customers, intermediaries and partners • Operating increasingly as a single company so as to create scale advantage	• To develop a portfolio of fewer but stronger operations underpinned by customer segmentation across borders • Continued focus on our core skills of underwriting, claims management and customer service and roll out of common e-infrastructure
HIGHLIGHTS 2001	• Successful launch of MORE TH>N™ • Renewal of one of the world's largest insurance partnership with HBOS • Key commercial broker initiatives and launch of our new commercial direct proposition • Profitable growth of UK Life's group risk and group pensions lines of business	• Continued programme of disposals in line with our objective of focussing on fewer but stronger operations • Achieved rate increases although with reduced policy numbers to ensure we meet financial targets • Successful launch of Eurolife, our pan European unit linked life operation

PREMIUM INCOME BY BUSINESS SEGMENT – £M

Personal
Commercial
Life



2000
1500
1000
500
0
32% 34% 34%



1000
800
600
400
200
0
38% 30% 32%

UNITED KINGDOM **EUROPE, MIDDLE EAST & AFRICA**

Royal & SunAlliance

Net premium
The amounts receivable from policyholders, less the amounts payable to our own reinsurers, in respect of policies that have commenced in the year

Group operating result (based on longer term investment return)
The Group's general business underwriting result plus the long run investment return arising on the related capital and technical provisions, together with the life and other activities results which are also calculated on long run investment returns

Group operating earnings per ordinary share
That part of Group operating result (based on LTIR) attributable to holders of ordinary shares, adjusted for tax; stated as the value per weighted average ordinary share in issue

Total capital
The assets invested in the business by (1) shareholders (2) minority shareholders in part owned subsidiaries (3) subscribers to dated loan capital issued

Shareholders' funds
The assets invested in the business by shareholders of ordinary and preference shares

Net asset value per share
Net assets attributable to holders of ordinary shares, adjusted for statutory provisions; stated as the assets per ordinary share in issue

	2001	Restated 2000
Revenue		
General business net premiums written	**£8,813m**	£8,372m
Life business net premiums written	**£2,899m**	£3,439m
Results*		
Group operating result (based on LTIR)	**£16m**	£462m
Group operating earnings per ordinary share	**(4.1)p**	17.5p
Balance Sheet at 31 December		
Total capital	**£5,953m**	£7,653m
Shareholders' funds	**£4,770m**	£6,463m
Net asset value per share (adding back equalisation provisions)	**346p**	461p
Dividend		
Total dividend for the year per ordinary share	**16p**	26p

* For a full explanation of 'results', see the results section in the Group Finance Director's Report on page 28.

GUIDE TO TERMS

FINANCIAL HIGHLIGHTS

The Group operating result was severely impacted by the attack on the World Trade Center and by increases in provisions for claims, principally asbestos related.

Royal & SunAlliance is one of the world's leading global insurers. We are also one of the world's oldest insurance companies tracing our roots back to 1710.



Firemark from the Royal, founded in 1845.

Approximately two thirds of our business is general insurance with the rest in the life, savings and investment business. We have operations in around 50 countries and the ability to cover risks in over 130 countries, giving us one of the few truly global networks in the insurance industry. Worldwide we have around 50,000 employees providing services to over 20 million customers.



Firemark from the Sun, founded in 1710.

We operate local, focussed life operations but we are placing our growth emphasis on the general insurance business, where we are strongest and where we believe that the returns are going to be greatest over the next few years.

Our aim is to use customer focus and operational excellence to deliver shareholder value.



Firemark from the Alliance, founded in 1824.

History

The history of Royal & Sun Alliance Insurance Group plc is really the story of how insurance began and has prospered for over 290 years. It involves the histories of many companies other than the three which you can find in the current name – the Sun (founded in 1710) which is now the oldest insurance company transacting business in its own name, the Alliance (founded in 1824) and the Royal (founded in 1845).

We have a long history of operating internationally: on the European mainland since the late 1700's; in the United States and Canada since 1804; in Australia since 1848; in South Africa since 1852; in Chile since 1856 and in Argentina since 1874. We also operated in India and China from 1852 until nationalisation and were the first UK general insurance company to return to both markets, re-opening in China in 1998 and in India in 2000.



Plaque of Phoenix Assurance, founded 1782.



Robert Lewis Esq, Chief Officer of the Alliance, 1866-1916.

The Group is therefore the product of a continuous process of amalgamation which has included Westminster Fire Office (founded in 1717), London (founded in 1720), Phoenix (founded in 1782), County, Sea, Beacon, Liverpool Fire & Life, Globe, Law Fire, Lancashire, Household & General and more recently Tyndall, Trygg-Hansa and Orion Capital.

Business Performance

Our focus on general insurance is driven by our return on capital (ROC) targets and our belief that a well run general insurer can achieve excellent returns. We allocate capital to our operations based on a sophisticated risk based capital (RBC)



WHO WE ARE: A TRULY GLOBAL COMPANY

The evolution of Royal & SunAlliance

1710

1824

1720

1782

1836

model. This model allows us to compare risk based returns on each operation and influences our policy on investment and reinsurance.

> **OUR TARGET**
>
> **To generate a return on capital that is 4 points higher than our cost of capital, which is around 9%. This nominal ROC of 13% translates to a net real return of 10% i.e. the Group's long term ROC target. To achieve a 10% net real (i.e. after tax and inflation) ROC we need to achieve on our current portfolio a 103% operating ratio (the ratio of claims and expenses to premiums) on our overall general insurance business.**

Global businesses have an advantage because of their spread of risk. No single event will hit all of their operations. By contrast, single market businesses have to hold enough capital reserves to cover the worst loss that could happen in their particular country of operation. Therefore, we can run a global business with smaller amounts of capital attributed to each operation than is required by independent businesses in exactly the same countries. As a result, we have been able to return excess capital to shareholders in the past. The advantages of the diversification of risks have also led us to increase the proportion of the Group's exposures outside the UK.

Strategy

Because our primary focus is on customers rather than products, we provide insurance solutions and services through multiple distribution channels, reaching the consumer in the way the consumer chooses.

We are organised into four distinct regions based on time zones – the UK, EMEA (Europe, Middle East & Africa), the Americas and Asia Pacific.

We organise our business this way because we believe that our customers are best served by empowering people on the ground who understand local conditions and customer needs. At the same time, our Regional managers have access to our underwriting capacity and global knowledge base through a network of technical and functional practice groups and support teams, which function across Regional management boundaries.

With the internationalisation of business, our commercial customers are increasingly seeking seamless coverage in all of the markets where they operate. Accordingly, we anticipate that the ability of an insurer to provide global coverage will be an ever more important competitive advantage.

In contrast, global capabilities are less relevant to our personal customers who seek coverage in local markets from insurers with local knowledge and expertise. Our multi local approach to personal customers means that we evaluate our business for personal customers on a market by market basis but share technical expertise across the Group.



SUNALLIANCE



Bob Mendelsohn,
Group Chief Executive.

Our global business model brings benefit to every location in which we work. We have a tremendous culture of knowledge sharing across the world. If we develop a good product or service in one part of the world, our people get to know of it via our Intranets, can access it immediately and duplicate it if it will work in their part of the world.

Throughout our business, actions are being taken, many centred on e-business initiatives, to drive customer service.

We are looking to build market share in a controlled fashion, focussing on areas where this can be done profitably. Our overall aim is to use customer focus and operational excellence to deliver shareholder value.

We have a dual approach to customers which recognises that the needs of our personal customers are very different from those of our commercial customers.

Royal & SunAlliance
Worldwide Group Office,
London.



Sun Alliance Insurance 1959
Sun Alliance and London Insurance 1965
Sun Alliance Group 1989
Royal & Sun Alliance Insurance Group 1996
Royal 1845
Royal Insurance 1919
Tyndall May 1999
Trygg-Hansa Aug 1999
Orion Capital Nov 1999
South Africa
Australia
China and India
South America

WORKING SMARTER

By using technology we have been able to make sure that developments taking place in one part of the Royal & SunAlliance world are quickly shared with the rest of the global team. This way our people have benefited as we eliminate duplication of effort and they are able to introduce solutions in their own local marketplace much more quickly – so they have the satisfaction of improving what they can do for customers in a much shorter timescale.

EXAMPLE

We have dedicated systems and databases holding information on new initiatives and products being developed around the world. This is accessible to all our staff via the Intranet.

Our whole ethos concerning technology is one where we use it when it is beneficial but our scale has also allowed us to make some beneficial deals for the Group, benefiting our staff, our customers and our business.

IMPROVED CUSTOMER UNDERSTANDING AND DELIVERY

The insurance model has changed. Now, more than ever, we have to listen to our customers so that we can give them solutions that fit their needs rather than just having a suite of products. To do this we need to fully understand who our customers are and what they want and need. We also aim to get all our dealings with them right first time, because that's how you keep their business.

EXAMPLE

We organise the Group on a Regional basis because we believe that our customers are best served by empowering people on the ground who understand local conditions and customer needs. At the same time, our regional managers have access to our underwriting capacity and global knowledge base through a network of technical and functional practice groups and support teams, which function across regional management lines. We have many examples of great Customer Relationship Management as demonstrated by Australian Pensioners Insurance Association operation. It undertook extensive attitudinal research to tailor its products and were recently voted best for customer service by Australia's leading consumer magazine.

DISCIPLINED UNDERWRITING AND RISK SELECTION

Good underwriting is not only about getting an adequate premium; it means writing the right risks with the correct terms & conditions. Our pricing models are all based on achieving our return on capital targets and we have a considerable breadth of experience and data to call on to get this right.

EXAMPLE

The skills of our underwriters are key to the Group's future. We've invested significantly in their training with both internal and external courses and the development of a virtual underwriting university online. We certificate our underwriters so that the levels and types of risks they write reflect their experience. We have also recognised their contribution by setting clear links between remuneration and overall performance.

Key Drivers

THE KEY BUSINESS DRIVERS



SUPERIOR CLAIMS SERVICE AND MANAGEMENT

Our business promise to our customers is to put things right when things that they have insured against have gone wrong. By actively managing our claims processes, we provide exceptional levels of service and control the cost of claims. These activities can be looked at under two camps: managing the cost of the repair, replacement or level of compensation; and investing in the loss adjusting costs of each claim. In many cases expenditure in the claims management area greatly improves the level of service but at the same time has a more than offsetting effect on the total cost of the claim.

EXAMPLE

Good examples of our multiple claims initiatives include retailer replacement schemes whereby the claimant gets a replacement item delivered directly to their home and we make savings by benefiting from size discounts. We have invested in fraud management teams and software to make sure we only pay for genuine claims and we have teams of inhouse loss adjusters and medical staff to advise and help clients through their problems. In every case, dealing with a situation promptly means that we can solve problems before things deteriorate and become more expensive as a result.

RIGOROUS CAPITAL AND RISK MANAGEMENT

Just as we expect our people to work hard, so we are making our balance sheet work hard. Our active capital management programme is designed to ensure that we do not hold excess capital. All of our investment decisions are made on the basis of achieving our target of a 10% net real return on capital.

EXAMPLE

This has led us to change our investment strategy, so that our risk comes from our underwriting and less so from the investment markets. Our active capital management programme led us to return £750m of excess capital to shareholders in 1999 and we recently outlined a new sustainable dividend policy that is based on our risk based capital assumptions. The risk based capital model is used throughout the Group for performance management and dictates the terms on our insurance contracts.

GETTING THE BEST FROM OUR PEOPLE

To give the best service to our customers we must have the right people working for us and they must have the right skills. We have been introducing working practices over the last few years that make sure all of our staff have had the right training and have access to all of the information and help that they need to provide our customers with world class service.

EXAMPLE

We have used our Intranet to provide tailored learning via R&SALearning.com a virtual insurance university, and created specific sites for other useful information, for example, increasing financial awareness and understanding using our Financial Focus site. We have also expanded employee share ownership participation by extending our investment schemes further throughout the Group.

In order to provide a level of service that is the best in the industry, and to do so consistently, we focus on a number of key management aims. We refer to these as our key drivers.



We successfully grew our underlying premium volume, driven by strong rate increases.

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2001 – An Extraordinary Year

There is no question that the year 2001 will be remembered as an extraordinary one for a number of reasons. One day in particular will define the year; the tragic personal and enormous economic cost of 11 September affected the whole world. Sadly, some of our people were affected by the loss of friends, relatives and a colleague. As one of the world's leading insurers, Royal & SunAlliance was also directly involved financially. Our current estimate of our share of the loss to our customers under their various insurances, after recovery from reinsurers is £215m before tax. We believe this to be the largest loss from a single event in our 291 year history.

The Results

Our Group operating result based on longer term investment returns was £16m, a thoroughly disappointing result. It was of course substantially affected by the £215m net cost of 11 September. In addition, it was further reduced by the need to make further provisions for asbestos related and other claims.

General Insurance

During 2000 we announced that we would concentrate our efforts for growth on our general insurance business where we saw greater opportunities than in life insurance.

In 2001, excluding World Trade Center losses, we produced a general business result of £204m, well below our expectations. This was not just because of the asbestos and discontinued business provisions. Although the upturn in the general insurance market had begun we faced two trends. Parts of our book of business are still underperforming, notably our UK global and risk managed business, Canada, Ireland and US personal auto. However, other businesses such as UK household and commercial motor, Scandinavia, US workers' compensation, Australia and New Zealand and all our direct personal businesses worldwide, produced good, solid results.

We successfully grew underlying premium volume which was driven by strong rate increases. Not surprisingly, our programme of disposals and closures offset some of this growth.

Life

We have focussed our efforts on areas where we have a leading position, such as group risks in the UK which grew by 33%. You will have read a good deal of speculation about the future of our life businesses, in particular UK Life. A review of the capital in the life business was initiated with the object of redeploying it in the general (property and casualty) side of the business, where we anticipated higher returns. This led many people to expect a sale of UK Life was imminent.

We ourselves identified three possible options: sale of all or part of the UK Life company, securitisation or reinsurance. Following the uncertainty in investment markets last year, and particularly following the World Trade Center tragedy, implementation of any of these options during the final months of 2001 would not have been appropriate. Instead we have indicated that we will take action during 2002 when we believe we will achieve better value for shareholders.

Balance Sheet

The year will also be remembered for extraordinary turmoil in the world's investment markets. We were not immune as the decline in the market value of our investment portfolio contributed to a reduction in our shareholders' funds from £6.5bn in 2000 to £4.8bn in 2001.

Faced with a substantial fall in our assets, action was taken to reduce the asset risk profile for the future, including reducing our exposure to equities. We began our sales programme in 1999 and by the end of 2000 had sold over £2bn of equities. We paused in our programme in early 2001, as markets deteriorated, but resumed sales in the fourth quarter as prices recovered. We intend to keep approximately 37% of our shareholders' funds invested in equities in the future, compared with 100% before our sales programme began.

The Group is in a strong position to take advantage of the upturn that is taking place in the general insurance market and we will devote more of our capital to supporting general insurance risk and less to investment risk.

Share Price

Our share price over the year was affected by three developments, all negative: the state of investment markets generally, the attitude of investors to the insurance market and our poor results.

Dividend

With respect to the dividend, we have changed our policy to relate it directly to active capital management.

Our risk based capital assumptions and our current levels of general business indicate a sustainable annual dividend of at least 16p per share. During periods when industry price competition makes growth unattractive, or if we have excess capital in the businesses, our active capital management programme may lead us to pay a dividend higher than this long term base level or otherwise return funds to shareholders. Similarly, future increases in profitability and scale should lead to increases in the long term sustainable rate.

For 2001, the Board decided, against the background of this new policy, to set a final dividend of 7.2p giving a total dividend for the year of 16p.

103% Goal Remains

While disappointed that all these events meant that we did not achieve our target 103% combined ratio in 2001, our determination is unchanged. Indeed many of our companies hit that target on schedule this year, and the Group as a whole is targetted to do so in 2002 when we are determined to produce far better results.

Management and Board Changes

During 2001, there were two major changes to the management structure of the Group. Firstly, Arthur Hayes retired after 40 years service to the Company. Arthur's contribution to Royal & SunAlliance over the years was enormous and we wish him well for the future. Secondly, Bob Gunn was appointed to the newly created role of Group Chief Operating Officer. This role gives him responsibility for the day to day performance of Royal & SunAlliance businesses worldwide and for driving operational excellence throughout the Group and will allow Bob Mendelsohn to concentrate his efforts on our strategic development, on growing our business profitably and on accelerating the implementation of our global business model. Also, in August, we announced the appointment of a new non-executive director, Susan Hooper.

At the conclusion of our 2002 Annual General Meeting, Anthony Forbes, our Deputy Chairman, will retire from the Board. Anthony's contribution to the Group over the last eight years has been tremendous. We will miss his valuable contribution.

My fellow directors, management and staff are working together to achieve the Group's strategic aims and to address today's challenges and opportunities. This has involved considerable effort and I offer my warmest thanks to all of them.

Patrick Gillam

Sir Patrick Gillam
Chairman

'The Group is in a strong position to take advantage of the upturn that is taking place in the general insurance market.'

'The outlook for general insurance is more positive than it has been for many years.'

Movements in Stock Indices 2001



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The events of 11 September dramatically changed people's attitudes to many things, not least their perception of risk. Customers worldwide recognise more than ever the value of adequate insurance for both their business and personal needs, thus increasing demand for insurance products and services. However, while demand is up, supply is down. Insurers have lost billions of dollars of capacity as a result of claims arising from the 11 September attacks, the decline in investment values and the need to strengthen provisions for long tail liabilities from the past.

The impact on reinsurers has been especially severe, which is why reinsurance costs are significantly higher worldwide. In turn, this is leading to a reworking of risk models by insurers and a reassessment of the sort of business they want to write. The result, in many cases, is more expensive insurance and less of it for customers – just at the time they want more.

Despite the grave developments during 2001, the outlook for the general insurance industry is more positive than it has been for many years. Current conditions in the general insurance sector indicate that improvements in rate and terms & conditions continue to be very strong, particularly on commercial lines business in the UK and the US. Rates for renewals of business in January 2002 showed material increases and the indications are that this strong rating environment will continue for some time in major commercial markets. Years of poor results for the industry and some high profile insurance company collapses made it clear, even prior to September and the resultant stock market chaos, that relying on investment returns to make good underwriting losses was no longer an option for a well run company. Post 11 September, as many insurers came to terms with their net underwriting liability from the event and all faced the sharp decline in their asset values as investment markets went into freefall, the impossibility of any company continuing to write at uneconomic rates was sharply highlighted.

This drive to adequate rating will be aided by the major reduction in capacity within the market. The recent movement of capital into our industry to take advantage of improved operating conditions has received much publicity. However, the capital inflow has been only a small proportion of the capital outflow resulting from the events mentioned above. This bodes well for continued strong market conditions in the general insurance business, and we do not anticipate an early return to an era of extreme price competition.

For the life insurance sector, it was also an eventful year as the decline in investment markets worldwide had an impact on the sale of investment related life products. Here in the UK, the issues facing Equitable Life impacted consumer confidence and contributed to an even more stringently applied regulatory and governmental environment.



CHIEF EXECUTIVE'S INDUSTRY OVERVIEW



Bob Mendelsohn

2001 was a year of unpredictable events which required some tough actions to be taken. I do believe, however, that it was another year of good progress for Royal & SunAlliance. We still have a lot to do if we are to reach our goal of being a consistent world class performer, but we are well on our way.

Group Results

Our overall Group operating result (based on LTIR) for 2001 of £16m was obviously significantly affected by the 11 September event as well as provisions we made for future losses on asbestos and discontinued lines of business. The change in industry estimates for the ultimate costs of potential claimants' exposure to asbestos has been well publicised. In light of this, and our own experience of a marked increase in notifications of potential claims, we felt it prudent to increase our provisions by £371m (before discounting). The businesses and blocks of business which we had identified during 2001 to be discontinued had provisions strengthened by a total of £145m. But these actions should reduce a significant element of uncertainty in our future results.

We have spent the past four years reshaping our business worldwide to prepare it for exactly the kind of market we see developing over the next several years. Throughout that period of change, we have carried a significant amount of 'baggage' from the past, which hurt our reported earnings. Our actions will reduce much of that burden and will enable us to move forward on a stronger footing. I am confident that the cumulative effect of the changes we have made to the business, our strong actions on premium rates over the past eighteen months, plus strong market conditions, will give us great opportunities for both good financial results and further operational progress over the next few years.

General Insurance

The Group is strongly positioned to take advantage of the upturn in general insurance that we anticipated when we announced our

Weather and Large Losses
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CHIEF EXECUTIVE'S REVIEW

'We have carried a significant amount of 'baggage' from the past, which hurt our reported earnings. Our actions will reduce much of that burden and will enable us to move forward on a stronger footing.'

focus on this rather than life insurance. Hard decisions have had to be made, and tough actions taken, but these are paying off. Even before the events of 11 September we had been successfully achieving significant rate increases in those lines of business and markets where they were necessary. Following the World Trade Center tragedy, this upward pressure on rates worldwide has been reinforced by both the changed perception of risk and the economic realities of running an insurance company and, to a lesser extent, as a result of increases in reinsurance costs.

Many of our reinsurance covers renewed at 1 January. Against a backdrop of higher prices and more restrictive terms, we fully placed our 2002 programme. In turn, we are obtaining higher prices and more restrictive terms on our own policies, thus successfully passing along the impact of the tighter reinsurance market. This does not mean that we are profiteering from the new world situation. Headline rate increases in the triple figure category have been applied to a very select few classes of commercial business but this is not and will not be the norm for the vast majority of policies. In addition, we placed a 10% quota share reinsurance on 2002 business written in our major markets. Because we expect strong premium growth in our continuing business, the quota share will act to minimise the capital requirements to fund that growth.



Personal 35%
Commercial 40%
Life 25%

Net Premium by Class

Life Insurance

For the life insurance market, it was also an eventful year as companies dealt with a downturn in investment sales because of turbulent investment markets and an even more stringently applied regulatory and governmental environment. Our own UK Life company also spent a goodly portion of the year under intense media scrutiny as people speculated about its future.

Life Review

To recap, during the year we conducted a review of alternatives for releasing capital from the UK Life business to invest in the greater opportunities that we see in the general insurance business. As detailed in the Chairman's review of the year, we have a number of options and ultimately implementation of the decision on what we will do was deferred until 2002. Unfortunately, this has left our UK Life colleagues in a state of uncertainty. Despite this, they have continued to provide first class service to their clients and demonstrated that they are truly a 'customer obsessed' part of the business. We will ensure that they continue to have the support necessary to maintain first class service and products to our customers and policyholders.

Capital Position

Even with the delayed release of capital from the UK Life company, we have sufficient available internally to support our ongoing business and to fund organic growth. During 2001 we took a number of actions to ensure that we were in this position. We freed up capital through disposal of existing operations, including our life operations in Canada, our life and general operations in Spain and our life operations and Lloyd Italico in Italy. We also disposed of non strategic companies such as Royal & Sun Alliance Trust Company and Swinton Holdings in the United Kingdom. In aggregate we announced disposals yielding proceeds of £389m.

Disposals

We identified further businesses targetted for disposal by the end of 2001 in addition to those under our previously announced 'fix or eliminate' programme. However, market conditions led us to defer these sales and we now intend to complete this programme in 2002. These businesses had premiums of £501m for the year and contributed £235m to our underwriting loss.

'We have sufficient capital available internally to support our ongoing business and to fund organic growth.'



'Because of our long standing partnerships with maintenance contractors and air quality companies, we had first priority in serving our clients, and could provide them with the earliest possible access to their homes and offices – and get our own offices up and running quickly.'

RICK MORGAN
US CLAIMS EXECUTIVE

SKILLS

core skills that are first class

Prompt and sensitive handling of claims is what our customers pay for, and what they deserve.

We are firmly focussed on ensuring all our core skills, underwriting, risk engineering and claims management, are truly world class and so we do not outsource them. These areas are where we interact with our customers and where we can make a real difference. There's no better evidence than our response to a major disaster such as that at the World Trade Center.

Making a difference when it really mattered.
Both our property and workers' compensation departments set up emergency call answering units the next day and emergency claims offices within days, removing 11 September claims from the normal workflow and prioritising them. We brought in dedicated staff, sometimes from distant parts of the USA, chosen for their particular knowledge or experience of dealing with major catastrophes. All received sensitivity training on how to take care of people in such tragic circumstances.

Every part of our organisation demonstrated a strong willingness to help, and responded with a sense of urgency. The entire focus was on our customers. As a company, we are very proud of the way we were able to help those affected by the tragic events of 11 September.

ADVANTAGE

We keep all our dealings with customers under our control so we can give them the help they need in a crisis.

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...offering levels of service that go far beyond what has traditionally been available we intend to revolutionise the UK direct personal market.

Reducing Risk

As well as freeing up capital, we have also introduced measures to reduce the overall amount of capital that we need. By reducing the amount of risk we can operate with less capital or write a greater premium volume against the same capital base. Much of the reduction will come from a continued lessening of risk in the investment portfolio, where a total of £2.5bn of equities have been sold since 1999. We also announced in November that we had purchased derivatives to protect part of our investment portfolio against stock market declines.

As we outlined in November, we will continue these actions during 2002. Further disposals and discontinuances will redirect some £800m of capital toward higher return parts of the business. We believe that we can fund our forecast growth without additional support from the capital markets.

Security Rating

Despite the turmoil in world financial markets following 11 September, the Group remains strong and on a sound financial footing. This has been recognised by the credit rating agencies and they continue to assign us excellent credit ratings. Even taking into account the recent downgrades across the industry, we have not seen a significant impact on our business following our shift from double A to single A ratings.

Customer Focus

One of the key strands of our strategy for future growth and success is our emphasis on the customer. We aim to provide world class service to all of them.

In June, we successfully launched our UK direct to consumer brand, MORE TH>N™, and made a household name of 'Lucky' the mischievous 'lost' dog. But don't be fooled by the lighthearted tone of the launch – we have a deadly serious aim. By offering levels of service and product innovation that go far beyond what has traditionally been available from the insurance industry, we intend to revolutionise the UK direct personal market.

We acted promptly to help policyholders when major insurers collapsed in the UK and Australia. A significant quantity of both personal and commercial business was acquired, and new relationships established at rates that reflected the risk. Our size, security and stability ensured that we were well placed to respond to brokers who needed support in those difficult weeks.

Knowledge Management

In everything that we do, we look to extract the maximum value from our research and development by ensuring that, wherever possible, we can apply the solutions generated globally. Sharing of information and skills around the Group are the cornerstones of this philosophy.

In some instances this will focus upon the development of new products or ways of working together or with our customers. 'Enterprise', our broker small business proposition, is a perfect example of the success of this approach. First conceived in Canada, it was developed and launched very successfully in the UK and Australia. The changes in technology over the last several years have been vital in enabling us to work together over vast geographical distances and multiple time zones, thus both reducing duplication of time and saving money whilst improving our customer service.

The development and skilling of our people is another area that we have been focussing on and that also benefits from our global, and technologically 'smart', approach. For example, R&SALearning.com is an Intranet based virtual learning project which has already been

'One of the key strands of our strategy for future growth and success is our emphasis on the customer.'



'It's a modern and fresh approach from a company I know and trust, and it means I can choose to deal with my finances when and how I like.'

LOUISE CLOONEY,
MORE TH>N™ CUSTOMER

CUSTOMER SERVICE

delivering outstanding customer service

Only by providing solutions to customers' needs do you give real service. We at Royal & SunAlliance aim to go beyond this, always looking to provide more.

As its name suggests, MORE TH>N™ goes far beyond what has traditionally been available from the insurance industry.

In June 2001, we launched this new retail brand into the UK market, aiming to change the way people think about financial services. MORE TH>N™ offers services direct to individual customers on the phone or Internet, including home, motor, life, health, pet and travel insurance as well as savings and investments.

Customers will be MORE TH>N™ impressed

MORE TH>N™ offers customers not only speed, flexibility and convenience, but an ever growing product portfolio and a range of complementary services. These include things like free e-mail reminders when the MOT is due, advice on moving home, or even feeding fussy children.

MORE TH>N™ is serving the needs of our two million existing customers and plans to attract 400,000 new customers each year. With the high levels of service and wide range of products, we believe our customers will choose even more of our products.

ADVANTAGE

The service that we offer goes beyond our customers' insurance needs to their life style needs.

We remain confident of our ability to meet our 10% net real return on capital target across cycles.

introduced this year across the US, UK and Canada. It will make a major contribution to knowledge sharing and personal development as it is rolled out around the Group.

Core Skills

Part of our ability to respond so well to customers' needs comes from our focus on our core skills of underwriting, risk engineering and claims management. Wherever we deal with customers who need to make a claim, but particularly in instances of major disasters, we believe that it is our skills in these areas that truly enable us to make a difference. At the end of the day, these are the skills that will make or break our reputation and so we attempt to handle them with our own people rather than outsourcers – our responsibilities to our customers are too central to us to do that.

Global Business Model

One of the keys to our future success is what we call our global business model. Simply stated, it means using the capabilities of our people around the world to maximise the advantages that it gives us over local competitors in terms of scale, capital and knowledge. The significant investment in technology which we have made during the past few years is now paying off, as skills and knowledge from one part of the world are migrated to others. In more and more of our activities we are acting as a coordinated single enterprise.

Future Trading

At the end of this watershed year for the Group, one of the most dramatic years ever for the insurance industry, I want to summarise what I see as the current position of Royal & SunAlliance.

Overall, we are in an excellent position to benefit from the improving general insurance sector and the growth opportunities we anticipate over the next few years.

Our year end results showed a strong underlying performance from our core general insurance business and another good performance in our targetted areas in the life business. Sadly, this was overshadowed by events previously described.

While it is obviously disappointing to me that we have not achieved a better result for the year, I remain confident of our ability to meet our 10% net real return on capital target across cycles – as we originally announced.

Our responsibilities to our customers are too central to us to outsource.



CHIEF EXECUTIVE'S REVIEW (CONTINUED)


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The Management Board:

1. Bob Mendelsohn (American), Group Chief Executive
2. Julian Hance (British), Group Finance Director
3. Bob Gunn (Canadian), Group Chief Operating Officer
4. Ewoud Kulk (Dutch), Group Director, Asia Pacific (on video conference)
5. Paul Spencer (British), Group Director, UK
6. Syd Pennington (British), Group Director, Customers & People
7. Jens Erik Christensen (Danish), Group Director, Europe, Middle East & Africa
8. Rick Hudson (British), Group Director, Underwriting & Claims
9. Jan Miller (British), Director, Financial Control & Group Company Secretary


'Enterprise is a working example of how sharing knowledge and building on what we've learned will win customers and improve the service we offer them, as well as delivering cost savings.'
LIZ GREEVES,
COMMERCIAL UNDERWRITER

'Build once, use many times' is a winning tactic for a global business.

Launched in September 2001, Enterprise is the first service of its kind in Australia. It's a high-tech business centre in Adelaide, combined with a website, dedicated to brokers dealing with the one million or so small businesses across Australia. Enterprise removes the need for a lot of paperwork and allows brokers to place their clients' business, in most cases in under 15 minutes. It's helping us to manage and grow our share of this important market.

Enterprise – the same in any language
But what's so special about Enterprise is that we initially conceived it in Canada, then developed it for the UK, before tailoring it for Australia. It's a classic example of the benefits of transferring knowledge across the Group.

Close liaison with colleagues internationally, and vital input from brokers, provided the strong foundation for our Australian team to build and adapt the service quickly. Feedback from brokers highlights the quality of the people at Enterprise – and quotes to the small business market are up threefold with a vastly improved conversion rate. Naturally, other Royal & SunAlliance operations around the world are now looking toward the Enterprise solution to improve their broker and small business propositions.

KNOWLEDGE ADVANTAGE

building on our global strengths

A win–win–win situation, we save time and money and customers get the best of our worldwide thinking

Today we are a more customer and people focussed business.

I am confident that we have the people, the culture, the capabilities, the technology and the financial resources to make a difference to our customers and our shareholders as we move forward.

Management Structure

During the year we made a couple of changes to our management structure to reflect the fact our 'fix or eliminate' programme is largely complete. We are now in the right markets, with the right products, to concentrate on industry leading levels of customer service and profitability. To lead that effort, Bob Gunn was appointed in September as Group Chief Operating Officer. Bob is responsible for the day to day performance of Royal & SunAlliance businesses worldwide and for driving operational excellence throughout the Group. He has been charged with ensuring that we reach our goal of world class performance. To help maximise the benefits of our global business model, we named several members of our global management team to a new Management Board which will function as the senior executive decision making body for the Group.

In Summary

During the past year we have seen our new culture and our values of Truth, Trust and Teamwork become even more deeply embedded within the organisation. Today we are a more customer and people focussed business. We have also shown that we can compete against and beat the best in key areas of the business, including underwriting, claims management, knowledge transfer, customer service and new product or service initiatives.

For me, though, the most powerful illustration of our industry leadership in 2001 was how Royal & SunAlliance responded to crises. Helping people in their hour of need has been one of Royal & SunAlliance's strengths throughout our 291 year history. For many customers, 2001 has served as a reminder of the importance of being insured with the right kind of insurer – an insurer who, like Royal & SunAlliance, is long established, dependable, well run, responsive and certain to be there (quickly) when needed.

Bob Mendelsohn

Bob Mendelsohn
Group Chief Executive

CHIEF EXECUTIVE'S REVIEW (CONTINUED)

'For many customers, 2001 has served as a reminder of the importance of being insured with the right kind of insurer.'



'The relationship with IBM helps Royal & SunAlliance UK fully harness the potential of the Internet and other emerging technologies, as well as providing enhanced stability and support for existing operations.'

ANDREW GILLESPIE
UK IS DIRECTOR

Our focus on using technology intelligently enables a smarter, more effective way of working.

With technological breakthroughs occurring almost by the day, it's all too easy for companies to feel they should have new IT before there's really a business need for it. For a company the size of ours, a 'technology for technology's sake' culture could prove expensive. But at Royal & SunAlliance, we use our size and our global presence to help us take advantage of everything technology has to offer in the most efficient and effective manner.

Global deals with Microsoft and Oracle have saved over £3m, and these are just two examples of many to date. And the ongoing rationalisation of our IT infrastructure from 65 data centres to four key Regional centres is set to revolutionise our support and security for customers and staff, as well as eliminate a great deal of duplication.

To outsource, or to keep in house?
Well, why not the best of both worlds? It's a matter of exploring all the avenues and choosing the most effective. Our contract with IBM to develop and manage our IT infrastructure in the UK will deliver 10% savings on our annual spend, while our wholly owned Indian subsidiary, Royal & SunAlliance IT Solutions, uses the abundant skill available in India on behalf of the Group.

SCALE ADVANTAGE

technology that makes business sense

Giving us capacity to strike key deals and invest for the future.



Sir Patrick Gillam ^ •
Chairman

Age 68. Director and Chairman of the Group from 1997. Chairman of the Nomination Committee. Chairman of Standard Chartered Plc (international banking). Former Managing Director of The British Petroleum Company. Former Chairman of Asda Group Limited (food retailer).



Anthony Forbes + ^ •
Deputy Chairman

Age 64. Deputy Chairman from 1998. Director of the Group from 1994. Chairman of the Audit & Compliance Committee to April 2001. Director of The Merchants Trust Plc (investment trust) and Carlton Communications PLC (media company). Former Joint Senior Partner of Cazenove & Co (investment bank).



Bob Ayling ^ •

Age 55. Director of the Group from 1993. Non-executive director Dyson Limited (consumer goods). Former Chief Executive of British Airways. Former Chairman of New Millennium Experience Company. Former Under Secretary at the Department of Trade.



Julian Hance *

Age 46. Chartered Accountant. Group Finance Director from October 1998. Former Group Chief Accountant and Finance Director of Life and Investment Operations.



Stephen Hill +

Age 41. Director of the Group from August 2000. Chief Executive Officer of the Financial Times Group (newspapers & publishing) from 1998. Formerly Chief Executive Officer of the Financial Times Newspaper and Westminster Press Ltd and Head of Strategy for Pearson plc (media company).



Susan Hooper

Age 42. Director of the Group from August 2001. Vice President of Avis Europe plc (car rental) in Europe, Africa, and Middle East. Formerly Marketing Director, Eastern Europe, of Pepsico International and non-executive director of Courtaulds Textiles plc.

BOARD OF DIRECTORS



John Baker + ^
Age 64. Director of the Group from 1995. Chairman of the Audit & Compliance Committee from April 2001. Deputy Chairman of Celltech Group PLC (biopharmaceuticals). Former Chairman of National Power plc (energy) and Medeva plc (pharmaceuticals).



Nicholas Barber + •
Age 61. Director of the Group from 1991. Chairman of the Remuneration Committee. Director of Fidelity Japanese Values plc (investment trust). Chairman of bolero.net (e-commerce). Former Governor of the London Business School. Former Chief Executive of Ocean Group (now Exel PLC- international transport).



Bob Gunn *
Age 56. Director of the Group from June 1999. Appointed Group Chief Operating Officer in September 2001. Former Chief Executive Officer of the Group's operation in Canada from 1990, and Group Director of Americas since 1998. Former Chairman of the Insurance Bureau of Canada and the Insurers Advisory Organisation of Canada.



Bob Mendelsohn * ^
Age 55. Group Chief Executive from December 1997. Chief Executive Officer of the Group's operation in the USA from 1994. Former President and Chief Operating Officer of WR Berkley Corporation (insurance).



Carole St. Mark ^ •
Age 59. Director of the Group from September 1998. President and Chief Executive Officer of Growth Management LLC (consulting). Director of Polaroid Corp (digital imaging), SuperValu Inc (food wholesaler) and Gerber Scientific Inc (IT systems). Former President and Chief Executive Officer of Pitney Bowes Business Services (business equipment).



Paul Spencer *
Age 52. Director of the Group from 1996, Chief Executive UK since October 1998. Previously Group Finance Director. Director of the Association of British Insurers and Financial Services Authority Practitioners Forum. Former Associate Director-Treasurer of Hanson PLC (building products). Former President, Association of Corporate Treasurers.

* Executive Director

+ Member of Audit & Compliance Committee

^ Member of Nomination Committee

• Member of Remuneration Committee



This is my first opportunity in my new role to review our operations. We have already achieved a great deal over the past three years. The Group's focus has been on changing the culture of the organisation; reshaping the business and completing our 'fix or eliminate' programme, where we have been exiting classes of business or markets which were not able to sustain target returns. At the same time, we have been implementing a new business model to take advantage of the global spread of our knowledge and expertise.

Our intention now is to build upon the solid platform we have established and to further consolidate our market leadership position in our chosen sectors. Our focus will be on achieving world class performance in all our businesses and on maximising the significant growth opportunities we see in the general insurance business over the next several years.

My colleagues have already spoken of the profound effects of the attacks of 11 September. As a part of the global insurance sector, our business has been affected, not only in financial terms but also, particularly in the USA, in the demands made on our technical resources and on our customer support mechanisms. We are proud of the way our people responded to these challenges. It is good evidence of the inner strength of the Group as well as of the real changes made in attitudes and culture over the last few years.

There is much more to do and my job is to ensure that the infrastructure is in place and the attitudes are such that reaching and maintaining a level of world class performance is an intrinsic part of everyone's target and ambition.

Bob Gunn,
Group Chief Operating Officer

OVERVIEW OF MAJOR STRATEGIES

Our Group wide vision is to become the dominant force in our chosen businesses around the world by the year of our 300th anniversary in 2010.

In certain areas we already hold that position; in others we have some distance to travel. It is important to note that this does not necessarily mean being all things to all people in any given country. In a number of locations, we have deliberately positioned ourselves in key niche markets, where we feel that we have the greatest opportunity to make our targetted return.

The Group has operations in some 50 countries worldwide and, through our network of partnering agreements, we can provide insurance coverage in more than 130 countries. Our core markets are the UK, Scandinavia, USA, Canada, and Australia and New Zealand but we have longer term development initiatives such as those in Latin America, India and China.

Bob Mendelsohn discussed some of our major strategies to achieve our vision. All of our operations are firmly focussed on our core skills of underwriting, claims management and risk management, but at the forefront of all of this is customer obsession.

OPERATING REVIEW: OVERVIEW OF MAJOR STRATEGIES

UK

£m	**2001**	Restated 2000
General business		
Net premiums written	**3,487**	3,118
Underwriting result	**(468)**	(336)
General business result	**(19)**	86
Return on capital employed	**(1)%**	5%
Life business		
Net premiums written	**1,764**	2,005
Life business result	**118**	164
Shareholders' interest	**1,670**	1,774



UK

In the UK, we began by taking firm action to achieve a 10% net real return on capital and then undertook a programme of radical change to build a dynamic organisation capable of maintaining this return. This process, which is now well advanced, has been supported by promotion and recruitment in several key management roles.

We are now moving on to the next phase in which we will differentiate ourselves by developing and leveraging our strengths.

EMEA

In our Europe, Middle East & Africa Region (EMEA) we continued to pursue the vision of becoming a leading force by addressing the needs of our large commercial customers on a global basis and the needs of retail and smaller commercial businesses and individual customers on a local basis.

Our strategic focus has been to realign our position in our chosen markets, selling operations where we cannot sustain competitive advantage and pursuing acquisitions and portfolio transfers which consolidate positions in countries where we already have a strong market presence.

AMERICAS

The Americas Region continued to pursue a disciplined business development strategy, which includes significant investment in key business areas. The Region's strategic focus is on strengthening our position in targetted specialty products and market segments, enhancing our leading position through new technology and outstanding customer service.

In response to 11 September, our US operation set up emergency claim centres for workers' compensation and property loss to expedite the claims process for customers impacted by this national tragedy. In other areas, all three US divisions have established strategic mechanisms and approaches to facilitate closer relationships with producers and customers.

ASIA PACIFIC

For our Asia Pacific Region, the main strategy is to expand operations in Australasia, one of the Group's five core markets. This is coupled with selective development of other key markets in the region.

In India, where our joint venture operation, Royal Sundaram, commenced operations during 2001, we are on track to build a substantial and successful business. There was also solid growth of our direct marketing and corporate partnership niche operation in Japan.

EMEA

£m	2001	Restated 2000
General business		
Net premiums written	**1,601**	1,749
Underwriting result	**(118)**	(218)
General business result	**100**	16
Return on capital employed	**8%**	1%
Life business		
Net premiums written	**737**	890
Life business result	**15**	27
Shareholders' interest	**405**	507

AMERICAS

£m	2001	Restated 2000
General business		
Net premiums written	**2,983**	2,798
Underwriting result	**(609)**	(344)
General business result	**(141)**	160
Return on capital employed	**(10)%**	7%
Life business		
Net premiums written	**195**	297
Life business result	**16**	24
Shareholders' interest	**174**	253

ASIA PACIFIC

£m	2001	Restated 2000
General business		
Net premiums written	**739**	677
Underwriting result	**(8)**	(43)
General business result	**75**	39
Return on capital employed	**14%**	7%
Life business		
Net premiums written	**203**	247
Life business result	**37**	37
Shareholders' interest	**254**	263

UK

Business progress against strategies

Our progress towards our stated strategies has been significant, and although we have described strategies separately, in practice any one development will employ improved technology platforms and solutions, customer management tools and enhanced core skills.

In the UK Commercial operation our innovative Claims Transformation Programme introduced online claims tracking, voice recognition on laptops, new fraud detection techniques and a rehabilitation service. As a result of these and other initiatives, the UK has saved in excess of £60m in 2001.

We also launched Business Insurance Direct (BID) in January in recognition of an emerging demand in the smaller business market place for a direct insurance provider. This new distribution channel offers customers a choice in how they arrange their insurances and is delivered via the web and over the telephone.

The UK continued to develop and focus on specialist business areas – professional management assurance and marine are just two areas that have seen organic or acquisition expansion in 2001.

Our UK Personal operation had some considerable successes. In July, we secured the renewal of our profitable sole supplier arrangement with HBOS, the financial services group, for home insurance, covering over 1.6 million customers. This is believed to be one of the world's largest insurance partnerships and is expected to generate over £1bn of premiums over the next four years. We have also secured several other new long term deals including Principality and West Bromwich building societies and Land Rover.

Our UK Healthcare and Assistance business continues to thrive and produce excellent customer initiatives, as well as impressive growth and profitability figures. Their award winning solution to personal injury claims serves to highlight the importance placed on rehabilitation as both an attractive and beneficial customer service and a method of containing costs.

In June, we successfully launched our direct to consumer brand, MORE TH>N™, offering levels of service and product innovation that go far beyond what has traditionally been available from the UK insurance industry. We believe MORE TH>N™ will revolutionise the direct personal market. It already boasts an extensive product range that includes home, motor, life, health, pet and travel insurance, as well as savings and investments. We are now piloting applications using new technologies such as WAP, IDTV and SMS.

Our UK investment company saw retail sales increase by 3% despite

UNITED KINGDOM

We provide insurance and risk management services to the majority of the FTSE 100 companies

MORE TH>N™, our direct to consumer business, deals with over 11 calls a minute

We insure over 4 million homes – equivalent to a city 6 times the size of Birmingham

We have 750 dedicated front line claims specialists looking after the needs of our customers

We insure around 1 in 10 cars in the UK


22,800 staff

the very volatile investment market conditions. Our market share of total net sales of retail investment funds increased by 250%. On the institutional side more and more of the UK's leading investment consultants are now regularly recommending us and we continue to win mandates against strong competition.

In response to the fundamentally changing nature of the UK life assurance market we conducted an evaluation of the options for the future of our life business. In the aftermath of 11 September, implementation of any option was deferred from our original year end target.

UK Life launched a new Pensions Solutions range in April, enabling stakeholder pension schemes to be administered online, saving costs and time for both IFAs and the Group. The corporate business market too has been extremely fruitful with significant growth in new group risk sales and group pensions sales. We have also been awarded the Group Personal Pensions Provider of the Year award.

In December, we announced our new product strategy for our UK Life business; a strategy built in response to a rapidly changing financial services market driven by increasing demand for more transparent products. Our product range is underpinned by our continuing belief that simplification of charging structures, investment performance and superior delivery and quality of service will be the key differentiators in offering customers superior value for money.

The UK also introduced a number of people initiatives which continue to be rolled out across the business. They have continued to invest heavily in employee development, which is key to providing the best level of customer service in the market, while at the same time equipping their staff with new knowledge and improved skills.

Our fast response to the collapse of Independent Insurance played a major part in restoring customer confidence in the UK insurance market's ability to meet its obligations. A significant quantity of quality commercial business was acquired, and new relationships established at rates that reflected the risk. Our personal lines operation was also heavily involved.

Our size, security and stability ensured that we were well placed to respond to brokers who needed support in those difficult weeks.

EMEA carried out a strategic review of all operations resulting in a number of disposals. Through a combination of acquisitions and portfolio transfers, we have grown our position in the core Scandinavian market, which gives us the opportunity to truly lead and influence the market.

In Scandinavia, price increases and portfolio pruning have resulted in a much stronger business performance. Synergies continue to be realised from the closer alignment of Codan and Trygg-Hansa where we now have a common information systems platform.

In Germany, rate hardening has allowed us to cancel unprofitable parts of the portfolio without a decrease in premium income. A concentrated effort on motor and household lines has contributed to another good year.

In Ireland, substantial rate increases were achieved in 2001. A major review of the claims management strategy and processes led to significant organisational and structural change. Improved management of claims is reducing both settlement times and average costs. Significant savings are anticipated in 2002 and beyond. The resultant improvement in customer service is one of our key differentiators.

The Middle East operations continue to be among the most profitable in the Group and we now have a firm foundation for further expansion in this region. During the year, we made a significant commercial portfolio acquisition and we also established a joint venture operation in Egypt.

EUROPE, MIDDLE EAST & AFRICA

We have a presence in 19 countries

We are the fourth largest insurer in Ireland

We are the leading insurer in the Middle East

We are the third largest general and fourth largest life insurer in Denmark

Our Nordic representation is complemented by market leadership in Latvia and Lithuania



We are the third largest general insurer in Sweden

AMERICAS

In the US, we reorganised operations in 2001 to more closely align our businesses with our Regional strategy of segmentation and differentiation. We also completed the integration of Orion Capital, achieving the anticipated savings by capitalising on integration synergies.

ProFin℠, our US professional and financial risks practice for professional firms, launched an online Business Assurance Center, an Internet based electronic underwriting and knowledge management system, to connect agents with 1.4 million prequalified small businesses. Other e-business initiatives include the launch of CarPort℠, our web based automobile insurance claim reporting tool.

In Canada, an extensive analysis conducted during 2001 identified opportunities for improving operating processes and efficiencies. The focus will be on knowledge sharing and best practices, strategic alignment and execution, e-business and Customer Relationship Management (CRM) opportunities and service excellence.

Our ability to segment clients through CRM initiatives and to map the customer's experience and satisfaction levels is enabling both our Company and our brokers to better anticipate, meet and exceed customer expectations.

The launch of a broker Extranet called BrAvO in Canada has been widely applauded by brokers who can now securely access customer data, and analytical and transactional information. In addition, e-business initiatives have evolved to provide analysis and updates to brokers in real time and ultimately to improve customer response time.

One of Latin America & Caribbean's key focusses has been the improvement of management information, enabling our operations to make better business decisions and improve delivery to our customers.

In Argentina, Answer Seguro-on-line, our innovative direct personal lines operation, won four awards in the prestigious CRM Grand Prix 2001, and Colombia was voted number two general insurance company by the Brokers & Agents Association.

It is particularly pleasing to note that our life subsidiary in Chile, La Construcción, was voted one of the top ten employers in an independent survey.

ASIA PACIFIC



All parts of Asia Pacific made a meaningful contribution to our 2001 financial result. Building on the 2000 performance, there was another strong improvement in Australia, an excellent result again in New Zealand and a marked turnaround in most parts of Asia.

Initiatives are being implemented in our Australian direct insurer, AAMI, to maintain and extend our long term claims cost advantage over our competitors. AAMI's innovative car insurance claims management system is being complemented with a similar system for home insurance. This is a two to four year project involving a complete redesign of home claims management.

The strong performance and growth of all our direct personal businesses in Australia demonstrates the progress we are making with customer obsession, as does a range of improved customer and broker satisfaction scores in Australia, New Zealand and some Asian markets.

In Australia this included the home products of APIA, our specialist provider of insurance products to the over 55s, being voted best value and most comprehensive products by Australia's leading consumer magazine. The Taylor survey of brokers gave the New Zealand life company an equal first rating for service. In Asia, our Hong Kong operation was voted one of the top four Asian general insurance companies at the 2001 Asia Insurance Industry Awards.

AMERICAS

We are one of the 25 largest general insurers and the 16th largest commercial insurer in the USA

Royal & SunAlliance Canada works with some 900 independent broker agencies from coast to coast

We are the fourth largest general insurer in Canada with 50 offices nationwide

We operate in 12 countries in Latin America and the Caribbean

We operate in all 50 states in the USA


We employ
staff

MARKET AND ECONOMIC CONDITIONS

2001 was a defining year for the general insurance market, one dominated by the tragedy at the World Trade Center and sudden insurance company failures such as Independent Insurance in the UK. No one who witnessed the terrible events of 11 September will forget them and the impact will be felt for years to come.

As a consequence of this horrific event, customers worldwide have been reminded of the importance of adequate insurance, for both their business and personal needs, thus increasing demand for insurance products and services.

At the same time, there has been a dramatic reduction in the worldwide insurance industry capital base caused by this loss and by the fall in global investment markets. Coupled with higher premiums from reinsurers, this has placed further upward pressure on insurance premiums generally.

These events have accentuated the hardening of rates and of terms & conditions already in evidence. Looking ahead, we expect to see the current trend to higher prices in the general insurance market reinforced and prolonged.

The year saw a number of insurance collapses around the world, resulting in a period of turmoil in the market as customers and investors lost confidence in the sector. We, and other leading global insurers, moved quickly to restore that confidence and to replace the capacity lost because of the collapses. A significant outcome of these events was the recognition by customers that cover could no longer be written at uneconomic prices.

In mainland Europe, the insurance industry in 2001 emerged from perhaps the worst ever market conditions fuelled by unprecedented changes, intense competition and a downturn in the insurance cycle. Throughout the year there has been strong evidence of significant price hardening in most of the markets and across most lines of business.

Market conditions in Ireland remain difficult in several key respects and we have experienced considerable claims inflation levels. The Celtic Tiger has faltered somewhat but we believe the economy will grow at a more rapid rate than the European average in 2002. In line with the economic trend, claims inflation is forecast to ease, providing some respite for our property, motor and liability portfolios in particular.

Our operations in the US, Canada and Latin America & Caribbean all faced similar market challenges in 2001. Despite market weaknesses in the first part of the year, we did see clear indications by mid year that the market was firming and that industry performance was improving, even before the tragic events of 11 September took place.

In Asia Pacific, in China the market made slow but sound progress as we prepared for China's accession to the World Trade Organisation and the further opening of their insurance market.

The Indian market has successfully liberalised over the last few years and we are building a position as one of the leading companies there.

[illegible]

As part of our portfolio review and our continued 'fix or eliminate' policy, the Group disposed of or withdrew from the following operations:

In the UK, we sold our Trust Company and Swinton Insurance and ceased writing inwards reinsurance business. EMEA sold our Spanish operation, having firstly maximised its value by returning it to profitability, and our French operation closed to new business.

Our Canadian business sold its life operation, Royal & SunAlliance Financial, reflecting concern that it did not have the critical mass to meet its targets in the consolidating life insurance sector. Our Latin America & Caribbean operation disposed of our business in Antigua.

Our Asian operations commenced withdrawal from the Taiwanese and Indonesian markets.

In January 2002, we announced an agreement for the sale of our Italian direct motor operation.

We made a number of strategic acquisitions and investments:

In the UK, we acquired GE Frankona's UK cargo business and Independent Insurance's loss adjusting arm, 'Property and Casualty Services'. We also made a significant investment in our new direct to consumer brand MORE TH>N™ and continued investment in technology for our supply chain and administrative systems.

ASIA PACIFIC

We operate in 11 markets in the region

We are the largest composite insurer in New Zealand covering some 125,000 homes and 115,000 cars

Our Australian direct insurer AAMI has 2.1 million policyholders

We were the first UK insurer to be granted a general insurance licence in India and China

We insure 1 in 6 houses in Australia


We employ
5,800 staff

Our position in Scandinavia was strengthened further by the acquisitions of Folksam's Swedish commercial portfolio and Zurich's Nordic region marine portfolio. We also purchased the leading general insurance company in Latvia, giving us a 25% market share.

In the Middle East, we established a joint venture operation with the largest private sector company in Egypt. The new company commenced trading in January 2002. We also reached agrement with CGNU to take over their portfolio of business in the UAE, Oman and Bahrain.

In Latin America, acquisitions were made in Brazil and Mexico, the two largest markets in the region. In Brazil, we purchased CGU Companhia de Seguros SA, which is being merged with our Brazilian subsidiary to create a solid platform for growth. In Mexico, Seguros BBV Probursa was acquired and has been rebranded to carry the Royal & SunAlliance name.

The Group acquired most of the general insurance business of Kemper Canada. Kemper's personal lines business was rolled into the Group's Western Assurance operation, bringing with it a number of strong new broker relationships and significantly enhancing the Group's position in the attractive preferred risk personal insurance market. We also launched Agilon Financial and Ascentus Insurance to focus on group and corporate partnership business. The investment management operation was moved into a separate and newly formed company, Agilerus Investment Management.

The major acquisition for Asia Pacific Region was AMP's New Zealand general insurance business, including their 50 per cent share in an Automobile Association joint venture. Other investments in the Region focussed on technology. In line with the Group's strategy, we are gradually rationalising the information systems infrastructure in the Region. These included investments in the development of a common financial system for Australia and New Zealand as well as the development of systems to support our start up company in India. We are also working towards one common computer system for East Asia.

Throughout the Group we have made good progress towards connecting all of our staff through Intranet and web based technology but we also have numerous examples of Internet and Extranet technologies being used to connect to customers, brokers and agents.

OTHER NEW INITIATIVES

The Group rolled out many new initiatives around the world during 2001. Some of these, such as MORE TH>N™ and Enterprise, have already been highlighted in the Chief Executive's Review on pages 9 to 17. A full list of all of the other developments would be too lengthy, but we have listed some of them below under the broad headings of technology and non technology based.

Technology based initiatives include 'Global Workplace' a business change vehicle which UK Commercial have established to develop processes, roles and behaviours that support our vision to service our global business as effectively and efficiently as possible.

The UK also launched www.youatwork.co.uk – their new online employee benefits package. The service includes specially negotiated discounts, packages and services across a wide range of employee benefits from leisure to white goods purchases.

In Ireland a new website for our partner brokers, Online Resource for Brokers, was launched. The site is an information source, a self service (B2B) vehicle and a product distribution medium. A new claims management system for household claims, Customer Solutions™, is also being deployed. This acts as a claim diagnostic and management tool designed to enable fast and efficient claim decisions. In addition, we developed a website dedicated to teachers in support of our personal lines business relationship with teachers in Ireland.

In the US, CarPort℠ technology is being leveraged to develop HealthPort℠, a revolutionary new way to handle medical billings through the Internet, and ProPort℠, our property claim reporting tool.

A number of e-business initiatives were developed in Asia Pacific during the year. These included enhancements to many of our websites to boost their transactional capability as well as the development of e-business portals for intermediaries including Enterprise in Australia, Broker On Line in New Zealand, and BizLink in Singapore.

Other non technology based initiatives included the successful launch of Codan Care products in Scandinavia and a joint venture with the Royal Automobile Club of Western Australia, which is already performing well and delivering ahead of expectations.

Our UK investment management company launched two new focussed investment funds, UK Prime and European Prime and the very successful First Choice for Income ISAs campaign.

Also in Australia, we developed and launched two initiatives in commercial insurance targetting small and medium businesses. These were Enterprise, a new broker channel, and ABBi, a direct marketing operation.

In New Zealand, a specialist liability insurance company was established, drawing upon the experience of a long standing team of underwriters, claims personnel and other staff who joined us from a previous competitor.

There was a range of initiatives across our Asia Pacific Region to improve underwriting and claims capabilities and processes. For example, the Australian commercial insurance operation launched a 'virtual' underwriting college and boosted their technical and human resources in support of loss control and risk management. They also developed and released numerous technical rating models utilising the latest actuarial and industry data.

OUTLOOK

In 2002, we will further develop and leverage our strengths and increasingly realise the potential advantages of scale and knowledge. This involves re-engineering our core underwriting, claims and customer management capabilities, transforming our service functions and undertaking radical simplification of all our systems and processes. This will enable us to create real value for shareholders, particularly at this point in the insurance cycle when insurance rates are increasing.

Our aim is to build a portfolio of business with risks that are priced at the right rate, that are on the right terms & conditions and that are of a high quality. This is one of the key ways in which we will be able to reduce the volatility in our results across underwriting cycles.

The rising cost and reduced availability of reinsurance will impact in 2002. However, current indications are that the rate increases we are achieving on the business that we are now writing will in most cases match the rate increases imposed by our reinsurers.

We have previously announced that we have a disposal programme in place for a number of businesses that do not fit with our strategic objectives. The capital that this will release will, we believe, be sufficient to support the increased levels of general insurance business that we are anticipating.

GROUP

£m	2001	Restated 2000
General business		
Net premiums written	**8,813**	8,372
Underwriting result	**(1,230)**	(955)
General business result	**(11)**	290
Return on capital employed	**(2)%**	5%
Life business		
Net premiums written	**2,899**	3,439
Life business result	**186**	252
Shareholders' interest	**2,503**	2,797

'We will further develop our strengths and increasingly realise the potential advantages of scale and knowledge.'

Comprises the underwriting result on all general insurance, together with the allocated longer term investment return (LTIR) including that on risk based capital. The LTIR is intended to recognise the total investment return arising over time while avoiding the distortions of short term investment market fluctuations.

Is the profit generated on the Group's life insurance operations on a modified statutory basis.

The result for other activities comprises a number of elements:

- The operating result from non insurance activities such as investment management and estate agency
- Income from associates and a number of Group expenses
- Interest charges on debt, other than dated loan capital and finally the surplus or deficit of longer term investment return on risk based capital, after allocation to the general insurance business result

Other movements include the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of purchased goodwill (including goodwill in acquired claims provisions and amortisation of purchased value of long term business), dated loan capital interest, short term investment fluctuations, and profits and losses arising on the disposal of businesses less provisions for losses on subsidiaries to be sold.

Analysis of profit before tax	2001	Restated 2000
General business result	**£(11)m**	£290m
Long term business result	**£186m**	£252m
Other activities (including associated undertakings)	**£(159)m**	£(80)m
Group operating result (based on LTIR)	**£16m**	£462m
Other movements	**£(1,263)m**	£(421)m
(Loss)/profit on ordinary activities before tax	**£(1,247)m**	£41m

FINANCIAL REVIEW: GROUP FINANCE DIRECTOR'S REPORT



Group Financial Position

The tragic events of 11 September, together with a worldwide decline in investment markets, combined to ensure that 2001 was a very challenging one for the Group. This section of the report will explain our views of the key financial indicators for the Group and the insurance industry, and will discuss our financial results and outlook.

Group Financial Targets

Our financial target remains unchanged. We seek to focus on adding shareholder value by achieving a return on capital significantly ahead of our cost of capital. This target return is 10%, net of tax and inflation. It is a challenging target that encourages us to focus on areas where we can add value but is one which we believe is achievable and sustainable. We have firmly established this target in our performance reporting over the last three years.

Results

The Group operating result based on longer term investment return (LTIR) of £16m, compared with £462m in 2000, was affected by the cost of the attack on the World Trade Center and a number of provision increases described below.

The graph below shows the Group return on capital over the last 21 years: an average annual return on capital of 12.5%. A major Group objective is to reduce the annual volatility of its returns. In part the volatility results from our historical investment policy, particularly the level of investment in equities, a subject that is dealt with below.

General Business Results

The overall general insurance business result was clearly very disappointing. In particular the results of the UK and the USA were affected by the cost of the World Trade Center attack and increases in a number of our provisions for future claims payments. Many of our operations showed excellent results, particularly Scandinavia, Australasia, other good performances, such as those of the UK personal lines and the regions in UK commercial, were masked by the poor performing businesses within those areas.

Clearly a major part of the Group result in 2001 is attributable to the strengthening of prior year claims provisions.

Life Business Result

The shareholders' interest in life operations decreased to £2,503m from £2,797m in 2000. This represents the value of the shareholders' interest in the various life operations, including the net present value of the profit expected to emerge from existing business. This decrease reflects the lower value of investment markets during 2001.

Financial Features of Results

The 2001 Group result was impacted by a number of financial events and policy changes that need explanation:

Claims Provision

A key requirement of an insurance group is to ensure that it makes appropriate provision for the eventual cost of claims arising on policies it has written. In many cases these claims take years to manifest, to be notified to the Group and to be settled. Inevitably there is considerable uncertainty as to the eventual outcome of these claims. However, the Group adopts estimation techniques that are intended to provide a best estimate of the required provision. These techniques involve the modelling of claims development and exposure and projecting the eventual outcome based on experience to date. New developments such as legal decisions and patterns of notification will impact the required provisions, often years after the policies were written.

Group ROC for the past 21 years (%)


50
40
30
20
10
0
-10
-20
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

The provisions established are also subject to annual review by independent actuaries.

- Provisions for asbestos claims
  For certain exposures that are very long term, in depth reviews are in addition carried out every three years. The principal example of such long term exposure relates to asbestos. The main periods of exposure to asbestos claims relate to the decades before it was recognised that the dust was harmful. The illnesses caused by asbestos can take up to 40 years to become apparent and as a consequence there remains considerable uncertainty as to the eventual outcome. Based on the development of notification of claims, together with additional evidence of the likely future patterns of notification and settlement in the UK and USA, the provisions for asbestos claims have been strengthened by £371m (before discounting) in 2001.

- Discounting
  For certain types of claims provision the period until final settlement can be many years. The largest such example is in respect of asbestos claims. For such 'ultra long tail' claims, it is appropriate to take account of the investment return that will be earned on the provisions over the period until settlement. An investment rate of 5% per annum has been applied.

  In 2001 the Group extended the range of claims provisions that it discounts in this way to encompass all ultra long term settlement claims. Previously only restricted types of long term disability claim were discounted.

  As this represents a change of accounting policy, the restatement of the brought forward provisions for asbestos and environmental claims onto a discounted basis, which amounts to a release of £176m (£140m after tax), is taken directly to opening retained profits.

- Provisions for discontinued business
  As detailed elsewhere in this report, the Group is taking ongoing action to concentrate on specific segments of property and casualty business. This involves discontinuing or disposing of businesses where the Group cannot meet its financial targets on a consistent basis. Generally these are lines of business where the Group has no particular competitive advantage and cannot add value through its underwriting, claims handling or administrative expertise.

  The businesses discontinued and/or disposed of in 2001 were significant, reflecting the focus of the Group on achieving its objectives. They comprised both individual lines of business within ongoing operations as well as entire operations.

  As part of the annual claims review exercise outlined above, it was deemed necessary to strengthen the claims provisions in respect of the discontinued lines by £145m. This strengthening was over and above the underwriting losses incurred in the year.

  The principal areas of strengthening arose in respect of certain lines of business and contracts in the London market. The Group has significantly reduced its ongoing exposure to the London market and has instigated a much more disciplined underwriting and claims approach under new management.

  This reserve strengthening, along with the additional asbestos provisions, represent prior year adverse claims development.

Longer Term Investment Return

The operating result on the longer term investment return basis includes the investment return arising on the Group's capital and general business technical provisions, calculated by substituting an assumed long run return for the actual investment income and movement in market values that arose in the period.

This reflects the principle that an insurance operation holds investments in order to match its liabilities and capital requirements. These are long term in nature and lead to the holding of equities and long dated fixed interest investments, the market value of which can be subject to volatility in the short term.

Such short term volatility is not regarded as indicative of the performance of the operation and, without adjustment, could be of sufficient scale to distort the underlying performance.

Taking the long term returns on equities and fixed interest investments in place of the short term volatile market value movements ensures that the focus of the performance measure is on those aspects of the Group's operations that are most relevant.

Capital Position

For any insurance group, its capital requirements are directly related to the risks it faces. The Group has developed an approach to determining its risk based capital (RBC) requirements that provides a basis for establishing a financial control framework and for setting financial targets for individual businesses.

The RBC approach is in addition to the need to meet regulatory, solvency and rating agency requirements. These are dealt with later in this section. The RBC approach was introduced in 1998 and has been applied to all of the Group's general business operations. It is subject to continuous review and development. Before reviewing the results of the RBC analysis for 2001, it is first necessary to describe the changes in the approach that have been made this year.

RBC Approach

The RBC approach assesses the Group's capital requirements by setting criteria that the capital must meet and then testing this against a range of possible outcomes based on the Group's exposures to loss.

The criteria adopted are that the Group needs to be 99% confident that capital will not drop below 25% of Net Premium Written (NPW) at any time over a five year period.

The outcomes that are used in the testing are derived from the principal risks that the Group faces. The main such risks are underwriting losses and investment value volatility. The underwriting losses are evaluated after taking account of the Group's reinsurance programme, which is in effect a further line of defence in the protection of the capital. The underwriting experience of the Group, divided into 39 segments, is modelled and aggregated to provide a Group level capital requirement.

The investment value exposures of the Group are also modelled and the capital requirements aggregated with those of underwriting. Clearly the investment exposures will vary dependent on the Group's investment policy. Since 1998 the investment policy adopted was one of having all the Group's capital and 5% of the technical provisions invested in equities, with the remainder of the general business technical provisions, after financing working capital, invested in fixed interest securities.

RBC Policy Changes

During 2001, it was decided to reduce the volatility of our investment holdings. This led to a change in the investment policy and a recalculation of the capital requirements.

Our annual iteration of the RBC model, updated for an additional year's data, showed that the optimal investment policy (being that at which

Risk Based Capital - Prospective View

Actual capital compares with required risk based capital as follows:	2002 £m
Available capital	
Capital, reserves and dated loan capital	5,953
Equalisation provisions (taxed)	232
Estimate for write back of SSAP 24 liability	60
	6,245
Less: Goodwill & unprovided deferred tax	(1,199)
Adjusted capital	**5,046**
Less: Capital attributed to life operations	(2,503)
Capital required for disposed & discontinued operations	(50)
Add: Capital scheduled to be released	800
Capital available to meet general insurance requirements	**3,293**

The base level of 2002 net premium written (NPW), after adjustment for disposals and our quota share arrangement, amounts to around £7bn. We estimate growth in 2002 on this figure to be in the range of 15-20%. With our risk based capital at 40% of NPW this implies that we have adequate capital to finance that growth.

'The Group has a risk based capital model that provides a basis for our financial control framework and setting financial targets for individual businesses.'

Geographical Spread of Group Capital

	Risk based capital		Capital requirements*	
	2001	2000	**2001**	2000
	% NPW	% NPW	**£m**	£m
UK	**40**	41	**1,396**	1,281
USA	**50**	51	**1,084**	1,041
Canada	**40**	39	**231**	210
Scandinavia	**38**	44	**288**	319
Australia	**45**	51	**241**	251
Other	**22**	58	**285**	833
	40	47	**3,525**	3,935

*The capital requirement for 2001 is based on the new level of 40% of NPW

the expected return on capital is maximised) had shifted from the previous investment policy towards one with fewer equities. The reason for this was primarily attributed to changes in the co-variance effects between the underwriting and investment exposures.

The second cause for change reflected the Group initiative to reduce the volatility of its results. Although the previous policy optimised the expected long term returns, it did so at a reasonably high level of volatility in any one year. Reducing equities reduces this volatility.

A third reason was the desire to establish a level of core capital to be held in non volatile form, giving greater confidence in the ability of the capital to be maintained during periods of major loss.

This rationale combined to produce a change of investment policy to one in which 37.5% of the capital is invested in equities, with the balance, and all the technical provisions after funding working capital, invested in less volatile investments.

With this policy, the RBC model indicates a capital requirement of around 36% of NPW. However, we decided to set a more conservative level of 40%. The reason for the higher requirement is partly attributable to the view that over time risks are becoming more correlated, both geographically and as between insurance and investment, which reduces the diversification benefit that can be assumed. It is therefore prudent to include an additional margin for this effect.

With RBC established at 40% of NPW, the model indicates that the confidence level that capital will not drop below the 25% threshold improves from 1 in 100 to 1 in 1,000. The 2001 year gives additional comfort in the validity of the RBC model, as the worst insurance loss in history, coupled with one of the worst market declines, did not bring our RBC level below the threshold.

The accompanying tables show the old and new capital allocations across the Group.

Overall Capital Position

The overall capital position of the Group is assessed by aggregating the general business capital requirements with other Group capital requirements and comparing these with the available capital.

The capital requirement for the life insurance operations is set as the total amount of capital invested in the life business, less that which is expected to be released over the course of the next year. This reflects the announced approach of releasing capital from the life operations.

The third capital requirement arises from the discontinued operations. These are excluded from the general business capital requirement and consequently it is appropriate to make a separate capital allocation.

The aggregate of these capital requirements is then compared with total available capital. Available capital comprises shareholders' funds, minority interests, statutory equalisation reserves and dated loan capital. In the case of dated loan capital this is subject to subordination restrictions that mean that it is appropriate to treat it as part of capital.

At any point in time the capital position will show either a surplus or a shortfall. Exact matching would be coincidental given, in particular, the short term volatility in investment market values that impacts the available capital.

The Group approach is to ensure that the shortfall or surplus is not excessive, and to project the capital position forward so as to ensure that prospectively there is sufficient capital to meet business and regulatory requirements.

For 2002, the Group has initiated a number of actions that will ensure that there is adequate capital to meet requirements. These actions include:

- A disposal programme of non core operations.
- A quota share reinsurance of the major operations to reduce their capital requirements.
- A programme to release capital from life operations by way of disposal, securitisation or reinsurance.

The disposal programme and the release of capital from the life operations is expected to produce at least £800m of additional capital in support of the general business during 2002. The quota share was introduced with effect from 1 January 2002 and releases around £300m of RBC requirement.

As a consequence of these actions, we believe that the Group has sufficient capital to take advantage of market developments.

Portfolio Management

We have continued the process of disposing of those operations, and discontinuing those lines of business, where we cannot see reasonable prospects of consistently achieving Group target returns on capital.

During 2001, we announced the disposal of operations in Spain, Canada and the UK. During the early part of 2002 we announced the sale of our direct operation in Italy.

In the UK, we completed the process of identifying blocks of commercial operations to be discontinued, principally in the London market and financial risks business, and have terminated a number of lines and put their liabilities in run off. These activities are described in more detail earlier in this report under 'provisions for discontinued business'.

Returns

The principal focus of the Group is on achieving its target return on risk based capital of 10%, after tax and after inflation. For the general insurance business, the returns that have been achieved over the last few years are set out in the accompanying table.

Clearly, performance in the last few years has not met the target returns. This can be attributed in part to a large number of natural and man made catastrophes, coupled with the cumulative effect of many years in which, with hindsight, we charged premiums that were far too low. Losses from that business hit our earnings for the period and also led to the requirement for higher loss provisions. However, the long term goal of the Group is to be able to achieve these returns over the cycle regardless of events. The Group has been pursuing many actions to ensure that the underwriting performance improves. These have been outlined in other parts of this and earlier Group accounts and include a disposal programme, a focus on introducing more discipline into underwriting and being more proactive in claims handling. These actions have been ongoing during the past three years and we believe they will produce significantly improved performance.

Return on Equity

The return on equity can be calculated on an accounting basis (including intangible items such as goodwill) or on a tangible net assets basis, in both cases making full provision for tax on unrealised investment gains.

The returns in 2001 and 2000 were below target, principally due to the poor underwriting conditions and exceptional claims events

Returns on Equity

%	**2001**	2000	1999
Accounting basis	**(17.9)**	3.0	8.7
Tangible net assets basis	**(19.7)**	5.3	9.6

General Business Return on Risk Based Capital

%	**2001**	Restated 2000	Restated 1999	Restated 1998
UK	**(1.3)**	4.7	8.3	9.8
USA	**(15.2)**	8.4	16.6	17.8
Canada	**5.5**	4.7	8.5	13.5
Scandinavia	**13.9**	3.4	6.7	20.5
Australia	**14.5**	11.0	1.7	7.6
Other	**2.0**	(0.9)	(5.6)	(13.4)
	(1.8)	4.8	5.4	5.5

'The principal focus of the Group is on achieving its target return on risk based capital of 10%, after tax and after inflation.'

Capital

£m	2001	Restated 2000	Restated 1999
Shareholders' equity	**4,645**	6,338	6,501
Non equity shareholders	**125**	125	125
Equity minority interests	**399**	406	411
Dated loan capital	**784**	784	610
	5,953	7,653	7,653

that prevailed throughout the period, together with the impact of the investment market movements.

The introduction, over the last three years, of the subordinated debt, or dated loan capital as it is described in the accounts, as an element of the Group's capital base, has improved the return on equity. This is because such debt can be treated as a component of the Group's capital base, but has a lower net of tax cost than equity.

Other Capital Issues

In addition to the Group's own risk based capital approach, full account is also taken of the regulatory and rating agency requirements.

2001 has seen considerable development in the regulation of insurance companies worldwide.

This has been driven in part by a number of well publicised bankruptcies of companies as well as the application of more sophisticated risk and capital management techniques, often drawn from the experience of banking regulation.

The Group welcomes these developments and is keen to work with regulators on the development of more advanced techniques for managing risk and assessing the capital adequacy of insurance operations. Although the risk based capital approach adopted by the Group compares well, there remains considerable scope for further development, especially in respect of risk categorisation. In addition to giving us greater scope for efficient capital management, this will also help improve underwriting disciplines.

The Group also works closely with rating agencies, who have their own models of capital adequacy.

Rating Agency Solvency

Rating agencies such as Standard & Poor's, Moody's Investors Service and A M Best provide insurer financial strength ratings for the Group and its principal subsidiaries. These ratings are based on the detailed financial modelling of the Group and regular review of the Group's strategic direction. The current ratings are 'A+' from Standard & Poor's, 'A1' from Moody's Investors Service and 'A' from A M Best. In each case, these ratings position the Group as being in a strong financial position.

Other Finance/Accounting Issues

2001 was an active year in a number of other finance and accounting areas:

Investments

As outlined above, a major change in investment policy was made, reducing the target proportion of equities on the Group's balance sheet. This policy is to be introduced over the course of 2002 but actions commenced in 2001.

These actions included physical sales of equities, as well as derivative protection. The latter involved protecting the equity portfolio against significant market decline and was paid for by matching with instruments that limited the benefit to the Group of equity market increases above a certain level. Since these protections were taken out, the investment markets have traded within these upper and lower limits.

New Accounting Standards

Three accounting standards were issued in 2001. FRS17 concerns retirement benefits. It will be introduced gradually over the next few years. For 2001 it requires an estimate to be included, in a note to the accounts, of the financial position of the defined benefit pension schemes within the Group. A new basis of profit and loss charge for pension benefits will be introduced in 2003. The measurement of financial position reflects the market value of assets at the balance sheet date although the pensions liabilities to which those assets relate are extremely long term in nature. The result will be an increase in short term balance sheet volatility for all companies having defined benefit plans.

The introduction of FRS17, together with changing patterns of job tenure and investment uncertainties, led the Group to announce its intention of offering new employees in the UK a defined contribution pension scheme rather than a defined benefit scheme.

FRS18 requires a review of Group accounting policies and analysis of estimation techniques applied in producing the results.

For an insurance company, estimation techniques are especially important and significant. An additional section has been added to these accounts (pages 58 and 59) which seeks to set out and explain the principal estimation techniques that are adopted, primarily in respect of claims provisions. As with any insurance operation, there is considerable uncertainty over the eventual outcome of claims settlement. Estimation techniques can ameliorate but never remove this uncertainty.

FRS19 will be introduced in 2002 and will require full provision for deferred taxation. For an insurance operation, the principal impact is in respect of the unrealised gains on the investment portfolio. The Group has anticipated this development by making full provision for deferred tax in its risk based capital analysis since introduction in 1998.

The Group is also an active supporter of the development of an International Insurance Accounting Standard. The International Accounting Standards Board chose insurance as one of its priority projects in 2001 and a proposal might be published in 2002. It is, however, difficult to envisage a full standard being agreed in time for the EU requirement of the adoption of International Standards in 2005 and it is likely that some form of interim arrangements will need to be agreed.

The main issues of principle in the new standard will concern the extent to which fair value principles can be adopted and the extent to which the performance of an insurance operation can be classified and categorised.

There are many different interpretations of fair value and it is possible that a compromise will be agreed that may still require UK life assurers to continue to publish supplementary statements giving the full fair value analyses of life operations that the markets now expect.

In relation to performance reporting, it is critical that insurance operations are allowed to analyse their performance so as to distinguish the operational result from the short term 'noise' of market value movements.

This debate will continue during 2002.

Summary

This report highlights how 2001 was a very active year. Many of the actions initiated will continue in 2002, in particular the ongoing reshaping of the investment portfolio, the programme to release capital and the development of the Group's approach to risk and capital.

Risk Analysis

The overall Group approach to the identification, evaluation and management of risk is dealt with in the Corporate Governance report.

Julian Hance

Julian Hance
Group Finance Director

Geographic Spread of Shareholders' Funds

£m	2001	Restated 2000
UK	**1,631**	1,918
EMEA	**1,142**	1,431
Americas	**2,465**	2,987
Asia Pacific	**701**	651
Other (includes borrowings/minorities)	**(1,169)**	(524)
	4,770	6,463

'Many of the actions initiated will continue in 2002, in particular the ongoing reshaping of the investment portfolio and the programme to release capital.'

Sensitivity

The Group's financial position can be analysed in terms of its sensitivity to change in certain economic and operating parameters. The following table summarises the principal sensitivities.

Movement	by	Change in	by
Investments			
Equities	FTSE 100 Points (or equivalent)	Net assets	£61m
Gilts	Interest rate 100 BPS	Net assets	£332m
Currencies – against sterling			
US Dollar	10c change	Net assets	£100m
Danish Kroner	1 Kr change	Net assets	£30m
Euro	10c change	Net assets	£40m
Underwriting			
Operating ratio	Reduction by 1%	General business net of tax ROC	1.5%
Shareholders' interest in life funds			
Discount rate	Reduction by 1%	Embedded value	£91m
Investment returns			
Equities	Long term return 1% higher	Group operating result	£46m
Gilts	Long term return 1% higher	Group operating result	£94m



Royal & SunAlliance is listed both on the London Stock Exchange, and on the New York Stock Exchange; in each case under the code RSA. On the New York Stock Exchange, the stock is traded in the form of American Depository Shares (ADSs) each of which represents, in dollar denomination, five ordinary sterling issued shares.

The average total daily trading volume on the London Stock Exchange through 2001 was approximately 8.2m ordinary shares.

The opening middle market price at 2 January 2001 was 568p and the closing middle market price at 31 December 2001 was 394.75p. The highest daily closing price was 568p on 2 January 2001 and the lowest daily closing price was 280p on 21 September 2001.

Further details of the share capital are included in note 27 on page 81.

Shareholdings by Size

Grouping	Shareholders	%	Shares (millions)	%
1 – 25,000	65,360	98.46	122	8.48
25,001 – 100,000	751	1.13	37	2.57
100,001 – 500,000	90	0.14	36	2.50
500,001 – 1,000,000	52	0.08	59	4.10
1,000,001 – 2,000,000	48	0.07	88	6.12
more than 2,000,001	82	0.12	1,097	76.23
Total	66,383	100.00	1,439	100.00


UK 72%
Europe 9%
N America 18%
Other 1%

Distribution of Shares by Geography

Dividend per Ordinary Share

	Annual dividend Interim p	Final p	Total p	Growth %	Special dividend p	Dividend on ordinary shares £m
1997	7.15	13.85	21.00	10.53		325
1998	7.80	15.20	23.00	9.52		360
1999	8.40	16.30	24.70	7.39	48.00	1,104
2000	8.80	17.20	26.00	5.26		372
2001	8.80	7.20	16.00	(38.46)	227	


Pension funds 38%
Life insurance funds 16%
Unit trusts 12%
Investment trusts 3%
Other 13%
Retail/Private 18%

Analysis of UK Investors



Mission Antarctica – ensuring the preservation of Antarctica for future generations.

Corporate Citizenship

Royal & SunAlliance has responsibilities not only to its stakeholders, to work effectively as a global insurance company, but also to act as a responsible corporate citizen within the worldwide community in which it operates. Details of much of our activity in this area can be found on our website www.royalsunalliance.com.

Increasingly we are asked to describe our engagement with society and are expanding our reporting to meet this demand. In the current report on our environmental programme we have provided some additional information on our social engagement, where success is demonstrated by our inclusion in the Dow Jones STOXX Sustainability Index and FTSE4Good Index.

Business Principles

As a major global company, Royal & SunAlliance operates in many different business cultures. Across them all, we are committed to maintaining the highest standards of integrity and fair dealing in our relationships with stakeholders. This commitment is crucial to our business success and we enforce it around the world through our Business Principles. These detail the ethical standards that govern our day to day operation and they are not negotiable.

Environmental Management

Environmental management in Royal & SunAlliance is championed by Bob Mendelsohn, our Group Chief Executive, who believes that it should be integrated as far as is practicable within routine business processes. He has personally signed the Group Statement of Environmental Policy.

The primary driver for environmental management is a worldwide practice comprising representatives from each of the Regions of the Group. The Practice reports into the regular meeting of the full

'Royal & SunAlliance and its people have the ability to make a positive impact on the environment.'

leadership team and directly to Bob Mendelsohn when required. It also feeds to the Group Risk Review Committee, whose remit includes developing and communicating the appropriate strategic response to key risk issues. Each Region enjoys considerable freedom of action in translating the requirements of Group policy and can therefore adopt structures most appropriate to local commercial, cultural, regulatory and legislative needs. The Practice is currently focussing on agreeing and reporting against a standardised set of performance measures.

Legal compliance is the baseline for the management of environmental issues and we are pleased to report there were no warnings or prosecutions relating to our activities in the reporting period.

In the UK, we regularly participate in the Business in the Environment environmental engagement benchmarking survey and have been achieving year on year improvement in our scores. The survey compares the extent to which companies are engaged in environmental management. In the 2000 survey we were ranked 4th out of 30 in the UK financial sector and 21st out of 78 FTSE 100 participants.

The Group Statement of Environmental Policy and the 2001 Environmental and Social Report are available at www.royalsunalliance.com.

Health and Welfare in the Workplace

The Group strives to provide all employees with safe conditions at work and fair terms of employment. At a worldwide level the risk management of the health, safety and wellbeing of our employees, contractors and members of the public is recognised as a Board level issue.

Collation and reporting of employee health and safety performance is currently conducted only at a UK level. Detailed information on this issue forms part of our 2001 Environmental and Social Report.

During 2002, we will review the options for the future monitoring and reporting of health and safety performance against the guidance issued by the UK Health and Safety Commission published in April 2001.

Social Responsibility

Support for Mission Antarctica

Royal & SunAlliance is proud of its continued support of Mission Antarctica, an organisation working to preserve the Antarctic for future generations. They are helping the Russian Government remove and recycle over 1,000 tonnes of waste from their Antarctic scientific base, Bellingshausen.

The project aims to raise awareness of global environmental issues and also to demonstrate that teamwork and the support of organisations like Royal & SunAlliance can achieve tangible results. Our relationship with them shows the value that global businesses can bring to organisations working to effect positive changes in our environment.
It represents a natural fit with our strategic, environmental and people development goals and is a practical demonstration of our commitment to environmental policy and good citizenship.

Contribution to International Federation of Red Cross and Red Crescent Societies (IFRC)

Our global relationship with IFRC has continued to develop since its launch in 1999, with project activity at both national and global level. Based on the principle of fair exchange, it seeks to draw on the collective strengths and resources of both organisations to develop strategies for coping with disasters and emergencies. We work with them in over 22 countries across all our Regions to deliver initiatives such as home safety training and sessions to provide guidelines on coping with natural disasters, as well as assisting in the global development of first aid training.

With the Red Cross and Red Crescent Societies we are involved, on a worldwide basis, in risk prevention and disaster relief, providing support following major catastrophes.





Our teams are involved in initiatives in over 22 different countries throughout the Americas, Asia Pacific, Europe and the UK.

Carbon dioxide equivalent emissions in the UK totalled 54,000 tonnes compared to 58,000 tonnes in the previous period.



Introduction

Our detailed report on environmental and related issues, which builds on the information presented here, is accessible at www.royalsunalliance.com It follows on directly from the Environmental, Health and Safety and Community Report 1999 (which was published in 2000) and reflects a commitment to ongoing regular communication on these issues. Although it represents a continuation of the earlier work a number of significant improvements have been made, based on both internal review and external feedback, including its design, scope and data content. In the report performance data is presented from our global operations utilising the United Nations Environment Programme (UNEP) guidelines for calculating greenhouse gas emissions (www.unepfi.net), supplemented by UK Government guidelines as appropriate. The Global Reporting Initiative (GRI) guidelines (www.globalreporting.org) have also proved useful. Uncertainty levels associated with the reported data are also explicitly addressed. Verification of the data was undertaken by Royal & SunAlliance Internal Audit (UK).

Environmental impacts are discussed in three main categories: operational (waste, energy, etc), insurance and investment related. For insurance and investment activities it is our potential to influence the behaviour of others that is significant.

Insurance

It is our view that insurance can yield sustainability benefits. However, this is likely to be dependent on the application of the underpinning technical skills. The benefits are likely to arise in terms of:

- facilitating the uptake of environmentally preferable projects and technologies. In our capacity as the world's leading insurer of wind energy, cover has been written for wind farms in many countries;
- risk reduction, principally through our survey activities. It is in the mutual interest of the insurer and the insured to reduce the levels of risk associated with an activity;
- providing insurance coverage for specific environmental risks, often related to contaminated land. In the US a full range of environmental impairment liability (EIL) products is offered and insurance cover for environmental professionals is also provided. In the UK we offer an EIL policy geared to the needs of the property investment industry.

Investment

We aim to influence management of companies in which we invest through a process of 'constructive engagement' making them aware of concerns face to face. We recognise that there is considerable debate on what constitutes 'constructive engagement', and will continue to refine our own approach, consistent with the objective of integration within existing processes as far as is practicable.

Operational

These impacts include those leading to greenhouse gas emissions (energy use and travel), waste production and water use. Sample data is reproduced below.

ENVIRONMENTAL & SOCIAL REPORT 2001

Sample data

Electricity consumption	Total MWh	Per employee kWh
Australia	**905**	1,290
Canada	**8,050**	8,940
US	**11,650**	10,100
UK	**58,815**	2,780

Waste production	Total Tonnes	Per employee kg
Australia	**192**	274
Canada	**202**	225
US	**476**	414
UK	**6,880**	330

CONTENTS

The directors of Royal & Sun Alliance Insurance Group plc submit their report and the audited financial statements of the Group for the year ended 31 December 2001.

Principal activity

The Company is the holding company of the Royal & SunAlliance group of companies whose principal activity is the transaction of insurance business and the provision of related financial services. The Group operates in some 50 countries worldwide.

Review of the year and future developments

These are outlined in the Chairman's Statement and Group Chief Executive's review and the Operating Review beginning on page 20. The Group's profit, appropriations and financial position are shown on pages 60 to 65.

Employment policy

The Group's competitive advantage depends upon the quality of its products and services. This can best be maintained and developed by utilising the skills and potential of all its people. The objective of the Group's employment policy is to create a positive working environment based upon teamwork, innovation and personal leadership.

The Group is committed to meeting all its statutory obligations in offering equal opportunities in recruitment, training and career development, irrespective of religion, ethnic origin, sex or physical disability. However, the strategy for people goes way beyond that, and significant investments are being made in the area of people management to help the organisation to achieve its business goals.

The Group has undertaken a number of initiatives during 2001, including the following:

- The 'Winning Team Making a Difference' campaign was launched as the latest stage of the Group's global cultural change programme. 350 representatives from around the world were chosen to attend the Worldwide People Forum, which was to have been held in Dubai. Although the Forum was cancelled in the wake of the terrorist attacks in the USA, the campaign has proved to be a great success with local events and web enabled activity bringing a spirit of interaction and knowledge sharing. In addition, a major new knowledge sharing facility on the worldwide Intranet, called the Virtual Global Exchange, was launched in October 2001. The site contains hundreds of 'gems' of achievement gathered by businesses throughout the world, with each 'gem' presented against a consistent 'Making a Difference' template to give full details about what it is and how it has made a difference.
- The Group continued to encourage share ownership participation with the launch of the US employee stock purchase plan and the extension of the international sharesave plan to a further two countries, bringing the total number of countries participating to 14. Almost 80% of the Group's employees participate in at least one share plan.
- R&SALearning.com, the Group's online learning tool, was developed to deliver best business practice to employees worldwide. This initiative brings a number of online learning solutions in key skill areas directly to employees at their place of work. The pilot 'Learning Assistant' search engine that accompanies R&SALearning.com provides employees with daily updates on industry developments and the power to find and share ideas across the whole Group.
- A global process of identifying and developing executive talent is now in place. This provides a robust succession framework for all key positions and a means of identifying and preparing high potential talent for future leadership roles.

There is regular consultation and negotiation between management and recognised staff representative bodies under agreed procedures at national and local levels. A new working relationship was agreed in the United Kingdom in November 2001, marking the beginning of a more open and purposeful relationship with the trades unions. The Company and the recognised trades unions were successful in their bid for financial support from the UK Government's Industrial Partnership Fund to assist with implementation of the new agreement. All staff received regular briefings on Group performance and plans.

It is also the policy of the Group to encourage and support our employees in taking an active interest in the community. Throughout 2001, the Group maintained a high level of support for both the Red Cross and Mission Antarctica activities, and this commitment will be maintained throughout 2002.

Environmental policy

A statement on environmental responsibility, which includes details of the Group's environmental policies, procedures and actions, appears in the section on Corporate Citizenship on pages 38 and 39.

Corporate Governance

A statement on Corporate Governance appears on pages 44 to 46.

Charitable and political contributions

The Company and its subsidiaries worldwide made charitable donations of £3.1m during the year. The Group did not make any political donations within the European Union during 2001. Group companies outside the European Union generally will not make contributions to political parties.

During 2001 some indirect donations totalling £2,500 were made by way of sponsoring local consultative meetings.

Supplier payment policy

It is the Group's policy to agree appropriate terms and conditions in advance with its suppliers and to make payment in accordance with those terms and conditions, provided that the supplier has complied with them. In most cases a supplier of goods or services does so under standard terms of contract (which in the United Kingdom are available on request from UK Purchasing, Leadenhall Court, 1 Leadenhall Street, London EC3V 1PP) that lay down terms of payment.

The Company's outstanding indebtedness to trade creditors on 31 December 2001 amounted to £3,429,815 corresponding to 15 days payment when averaged over the year.

Share capital

During the year 4,326,141 ordinary shares of 27.5p each were issued on the exercise of employee share options for a total consideration of £13,757,661. An authority from the shareholders for the Company to purchase up to 5% in total of its own shares remained in force at 31 December 2001.

Substantial share interests

As at 27 February 2002 the Company has not been notified that any other person or entity holds 3% or more of the Company's share capital in accordance with Part VI of the Companies Act 1985.

Dividends

The directors recommend a final dividend of 7.2p per share which, if approved, will be due for payment on Friday 31 May 2002 to holders of ordinary shares on the register at the close of business on Friday 26 April 2002. This together with the interim dividend of 8.8p per share paid on 30 November 2001 will make a total dividend for the year of 16.0p per share.

The preferential dividend at the rate of 3.6875% for the period from 1 October 2001 to 31 March 2002 is to be paid on 2 April 2002 to holders of preference shares on the register at the close of business on 22 February 2002.

Directors

Members of the Board of directors are listed on pages 18 and 19.

Arthur Hayes retired from the Board on 30 June 2001. Anthony Forbes will retire from the Board at the conclusion of the Annual General Meeting on 15 May 2002. Susan Hooper was appointed to the Board on 1 August 2001.

At the Annual General Meeting Julian Hance and Paul Spencer are retiring by rotation. Both being,eligible, offer themselves for re-election under Article 106. Susan Hooper, who became a director on 1 August 2001, being eligible, will offer herself for reappointment under Article 110.

Annual General Meeting

The Annual General Meeting will be held at the Hotel Inter-Continental, One Hamilton Place, Hyde Park Corner, London W1V 0QY on 15 May 2002 at 11.30am. Enclosed with this report is a letter dated 27 March 2002 from the Chairman to shareholders. Attached to the letter is the Notice convening the meeting which will include 3 items of special business which are explained in the letter.

Auditors

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue to act and a resolution for their re-appointment will be submitted to the Annual General Meeting.

By order of the directors
J V Miller
Group Company Secretary
London, 27 February 2002

Our commitment

The Board is committed to maintaining the highest standards of corporate governance and seeks to uphold this commitment by:

- allocating major roles and responsibilities in such a way as to ensure that the interests of shareholders and other stakeholders are taken into account by individuals in the performance of their duties; and
- requiring formal, clear procedures to be observed in certain key areas so that decisions taken and actions made can be readily reviewed both internally and externally by regulators and auditors.

The Board also requires employees to observe high standards of business conduct and a Statement of Business Principles provides practical guidance in this area. This clearly sets out the ethical values and standards of conduct that the Group expects all staff to observe.

Compliance with the provisions of the Combined Code

Throughout 2001, the Group complied with the provisions of Section 1 of the Combined Code on Corporate Governance except for B.1.7 – setting or reducing notice periods for directors to one year or less. Details of the notice periods for the service contracts of executive directors are given in the Remuneration Report on pages 48 and 49. There is no current proposal to reduce these as the Board wishes to retain flexibility over all of the terms within directors service contracts, in order that they can offer packages to attract and retain the right calibre of person.

Board structure and appointments

The Group operates under the overall control of the Board of directors who meet regularly (normally nine times a year), with at least one meeting per year being held at a subsidiary company. It is comprised of four executive and eight non-executive directors. The executive directors have direct responsibilities for particular functions or business regions. The non-executive directors, all of whom are considered to be independent of management and free from any material relationship which could interfere with the exercise of their independent judgement, have a responsibility to bring their expertise and judgement to Board decisions. This structure enables a balance to be kept between the interests of the executive directors and the interests of shareholders.

The running of the Board is the responsibility of the Chairman who is a non-executive director. The separate role of senior independent non-executive director, is deemed to be held by the Deputy Chairman. Authority for the day to day running of the business has been delegated to the Group Chief Operating Officer, who is accountable for his actions to the Board, through the Group Chief Executive.

Board information and committees

The Board has a schedule of matters reserved for its attention to ensure that it exercises full control over significant strategic, financial, organisational and compliance matters. All members of the Board are regularly provided with information on the Group's activities and are given briefings and presentations on other matters that may affect the Group as the need arises, or when specifically requested. In addition, they have access to the advice and services of the Company Secretary and may take additional, independent professional advice at the Group's expense. Furthermore, all new directors receive appropriate induction and training materials following their appointment.

Some of the work involved in performing the Board's responsibilities is delegated to the following committees, which have been established with formal terms of reference:

- Audit & Compliance Committee (comprised of four non-executive directors) meets at least four times a year and determines the appropriateness of accounting policies to be used in the published annual report and accounts. It also assesses the independence and remuneration of external auditors, the work schedule and effectiveness of the internal audit function and the effectiveness of the Group's system of internal control.
- Nomination Committee (comprised of five non-executive directors and the Group Chief Executive) considers all new Board appointments plus the re-appointment of existing directors when their re-election is due, as their re-appointment is not automatic.
- Remuneration Committee (comprised of five non-executive directors) determines the level and make up of remuneration for the executive directors and certain senior executives. Details of the Group's remuneration policy and each director's remuneration are given on pages 48 and 49.

A full list of directors and the committees on which they serve is shown on pages 18 and 19. The Articles of Association require directors to submit themselves for re-election every three years. In addition, any director appointed during the year is required by the Articles to submit themself for election by shareholders at the next Annual General Meeting.

Risk management and internal control

The Board has overall responsibility for the Group's systems of internal control and for reviewing their effectiveness. The systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material financial misstatement or loss.

Executive management have the responsibility for establishing and implementing appropriate systems and controls in their own areas of remit. To cultivate a good operating and control environment, the Group facilitates a number of specialist forums and practice groups whereby senior executives throughout the Group who share similar functions, come together (either in person, or virtually through video conferences or dedicated websites), to develop detailed policies and best working practices.

The main systems of internal control are summarised below:

Risk management

There is a well established and ongoing process of identifying and evaluating risks and related controls, which has been in place for the year under review and up to the date of approval of the Report and Accounts. This process conforms with 'Internal Control: Guidance for Directors on the Combined Code' *(The Turnbull Report)* and is subject to continuing review and improvement. During the year under review, a step change in the process for recording and aggregating risks was introduced in some Regions by the installation of new internally developed computer software. The rollout to other Regions has already commenced.

The risk management process is overseen by the Group Risk Review Committee, which is composed of a balanced representation of senior executives whose responsibilities cover all of the main activities of the Group. The process requires each main geographical region or business division to maintain, at individual business unit level, a complete record of the risks they face, the controls in place to manage them and, if applicable, details of the actions planned to strengthen controls. The more significant of these items are reported upwards to regional management board level who have, quite independently, conducted their own assessment of the risks they face. The process therefore employs both a 'top down' and a 'bottom up' approach to risk assessment. A full 'high level' report of the Region or division's main risks, controls and action plans is prepared each year, submitted to Group and regularly updated, if necessary. These reports are summarised and submitted to the Group Risk Review Committee which monitors the main risks of failure to achieve Group objectives, and advises the Audit & Compliance Committee accordingly. It also has a remit to identify and investigate emerging risks and opportunities, for subsequent consideration by the Regions.

The Audit & Compliance Committee balances the conclusion resulting from this process, by comparing it to the separate reports on internal controls from internal audit and from the main issues identified in the management letters provided by external auditors. The Board, through the Audit & Compliance Committee, considers that these reports give it sufficient information upon which to review the effectiveness of the systems internal control as required by provision D.2.1 of the Combined Code.

Financial

A risk based capital model is used to determine the optimum level of capital required by the Group's insurance business. From this, target financial returns are set for each Region and expressed, in more detail, in an annual budget that is approved by the Board. Throughout the year, the executive directors regularly prepare statements of actual revenues and expenditures together with revised financial forecasts, which are presented to the Board.

Business

The Commercial Directors' meetings and the Group Underwriting Forum are examples of the specialist forums and practice groups mentioned above. These particular bodies oversee the application of a Portfolio Review process, which is operated at country level, and was introduced during the course of the year.

The Portfolio Review process is a mechanism whereby underwriting portfolios which are classified as more volatile or higher risk, are reviewed by an experienced team with wide-ranging professional backgrounds and, if necessary, corrective actions are agreed. These reviews cover areas such as actual performance compared to plan, pricing and aggregation of risk.

General

There are documented delegations of authority for senior executive management, which clearly set out the levels of approval required for key transactions. In some instances, for example new business propositions, the approval itself is dependent upon the satisfactory outcome of a rigorous investment appraisal process. Within underwriting, there are certain types of risks which no one is authorised to accept, or which require express sanction at a high level within the Group.

External review and regulation

The activities of the Group in all of the main countries in which it operates are subject to review and examination from regulators, external auditors and tax authorities. From November 2001, the Financial Services Authority – which is an amalgamation of a number of previously independent bodies – now directly regulates the insurance industry within the UK. It has issued its own Statements of Principle which are to be observed by both individuals and companies, some of which relate to group wide activities. This will serve to increase the Group's monitoring role of the activities of all Regions in these areas.

Relations with shareholders

The Board welcomes the views of shareholders and a regular programme of dialogue is maintained between executive directors and institutional investors, plus their representative bodies. All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the directors. If they are unable to attend or to ask a question in person, they are invited to contact the Company in writing, or via its website. This website is regularly updated and used to communicate a wide range of information about the Group, which is of interest to shareholders, customers and the public at large. A specific section is devoted to Shareholders' Frequently Asked Questions.

Health and safety

The welfare of staff is an essential principle for the Group, which strives to provide all its employees with safe conditions of work. The Group is committed to complying with all of its statutory and regulatory obligations worldwide (which includes health and safety matters), but delegates the detailed activities in this regard to Regional management. This is in accordance with the Group culture that encourages and empowers people in Regional operations to take decisions and actions related to their own day to day activities.

Social, environmental and ethical matters

The Board values its dialogue with institutional shareholders and their representative bodies which, taken together with the breadth of experience that the Board collectively holds, ensures that it is aware of significant social, environmental and ethical concerns that stakeholders may have about the Group. In addition, the risk management process, which is described in more detail above, should bring to the Board's attention any significant social, environmental and ethical risks or opportunities faced by the Group that have a high likelihood of occurring.

This awareness of concerns, combined with the knowledge of probable risks, allows the Board to ensure that prompt and effective action is taken to control those risks and take advantage of opportunities. More information on the Group's activities in this area can be found on pages 38 to 40 of this report.

Auditor independence

The Group each year formally considers the performance of the external auditors prior to proposing a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors or affect the performance of their statutory duties. PricewaterhouseCoopers similarly consider whether there are any relationships between themselves and the Company that could have a bearing upon their independence and confirm, in writing, to the Company their independence.

In a number of areas, PricewaterhouseCoopers were engaged as consultants by management of subsidiary businesses during the year, in particular on the development of the new system for the launch of MORE TH>N™ in the UK. Such appointments are made only following a formal open tender process involving PricewaterhouseCoopers and other suitably qualified consultancies. The Board is satisfied that none of these engagements would give rise to problems with auditor independence or other potential conflicts of interest. To reinforce the need to ensure independence, the Board has initiated the development of of a Code of Conduct, to be issued during 2002, which will give guidance to businesses within the Group on the circumstances when it would, or would not, be appropriate to engage the auditors as consultants.

Directors' responsibilities

The directors are required to ensure that adequate accounting records are maintained so as to disclose, at any time and with reasonable accuracy, the financial position of the Group. They are also responsible for taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

They must present accounts for each financial year, which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing such accounts, they are required to:

- select suitable accounting policies and apply them on a consistent basis using reasonable and prudent judgement;
- state whether or not applicable accounting standards have been followed and explain any material departures; and
- use the going concern basis unless it is inappropriate to do so.

Basis of accounts

The directors have satisfied themselves that the Group has adequate resources to continue in operation for the foreseeable future and have therefore prepared the financial statements on a going concern basis.

By order of the directors
J V Miller
Group Company Secretary
London, 27 February 2002

We have audited the financial statements which comprise the Consolidated Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Movements in Shareholders' Funds, the Consolidated Balance Sheet, the Parent Company Balance Sheet, the Consolidated Shareholders' Cash Flow Statement and the related notes including the Accounting Policies, Estimation Techniques, Uncertainties and Contingencies, Segmental Information, the statements of the Principal Subsidiary Companies and the Principal Associated Undertakings and Other Significant Shareholdings which have been prepared in accordance with the Accounting Policies. The related notes include Directors' Emoluments and Directors' Shareholdings disclosures.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only Financial Highlights, the Chairman's Statement, the Industry Overview, the Chief Executive's Review, the Board of Directors, the Chief Operating Officer's Review, the Group Finance Director's Report, the Sensitivity Analysis and the Share and Shareholder Analysis, the Directors' Report, the Corporate Governance Statement, the Remuneration Report and the Five Year Financial Review.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Equalisation reserves

Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirement for insurance companies to maintain equalisation reserves. The nature of equalisation reserves, the amount set aside at 31 December 2001, and the effect of the movement in those reserves during the year on the general business technical account and profit on ordinary activities before tax, are disclosed in note 9.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of its loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Southwark Towers, London, 27 February 2002

Remuneration policy

The salary and other benefits of executive directors and certain senior executives are determined by a Remuneration Committee comprising non-executive directors, who are listed on pages 18 and 19. The Committee's objectives are to ensure that the Company has policies to:

- ensure the attraction, retention and motivation of high calibre individuals;
- reward executive directors and certain senior executives by reference to the overall performance of the Group and, where appropriate, their individual business unit; and
- align the interests of the executive directors as closely as possible with those of shareholders.

Over half of the Group's revenues are earned outside the UK. The majority of the senior management team are not UK citizens. The Committee therefore takes careful account of international, as well as UK, trends in remuneration. The Committee's current policy is to relate basic salaries to the mid-market pay levels of companies of comparable size and complexity, including both international financial services and other listed companies. The Group aims to encourage top quartile performance by means of short term and long term incentive schemes. The Committee draws upon advice and survey data from specialist remuneration consultants (William M Mercer and Monks Partnership) where necessary. In framing its policy, the Committee has taken account of the relevant provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority.

The individual salary, incentive and benefit levels of executive directors and certain senior executives are reviewed annually by the Remuneration Committee, having regard to individual responsibilities and performance, and taking account of pay and conditions throughout the Group.

Remuneration for executives in 2001 consists of four principal elements:

- a basic salary;
- an annual bonus scheme, based on the performance of the Group as a whole, the individual and, where appropriate, their business unit;
- participation in an executive share option scheme; and
- pension provision.

Details of individual directors' emoluments are set out on pages 50 and 51 and directors' share interests and share options on pages 52 and 53 of this document.

Where appropriate, the Group encourages senior managers to accept, subject to the approval of the Chairman and Group Chief Executive, an invitation to join the board of another company in a non-executive capacity. The Group recognises the value this wider experience brings. In these circumstances, such managers are permitted to retain the remuneration from non-executive appointments.

Annual bonus plan

The annual bonus plan for 2001 is based on the Group's risk based return on capital. The maximum payment in respect of 2001 for the executive directors and other senior executives is 80% (100% for R J Gunn) of basic salary. This level is only paid in the event of exceptional individual and corporate performance, 30% (50% for R J Gunn) being payable if target performance is achieved.

Annual bonuses for executive directors with Regional responsibility are based 70% on the performance of their Region and 30% on Group results.

No bonuses are due to the executive directors in respect of the business year 2001.

Executive share option schemes

In 1999 the Annual General Meeting approved the introduction of a new executive share option scheme. This followed a detailed review by the Remuneration Committee into the effectiveness of the executive share option scheme.

Awards of executive share options are targetted to encourage and reward high performance. The executive directors and other senior executives are eligible to receive annual grants of options in shares equal in current market value to their basic salary. When that level of options exceeds four times emoluments, these grants are funded by way of shares purchased in the market and retained in a trust. All participants in the scheme are encouraged to retain their options for as long as possible. Share retention guidelines apply to all participants. The executive directors and certain other senior executives are required to build and retain a minimum shareholding of Royal & SunAlliance shares, equivalent to at least one times their current salary. Normally, share options are exercisable between three and ten years after grant.

Grants of executive share options made since 1998 were made subject to a performance condition that they could not be exercised unless the Group delivered a net return on capital which exceeded inflation by an annual average of at least 6% over a three year period. The performance condition is subject to an annual review by the Remuneration Committee. Executive share options granted between 1996 and 1997 were subject to the performance condition that average total shareholder return (TSR) must at least equal the median of the FTSE 100 companies for a period of three years prior to exercise. TSR is based upon share price and cumulative dividends.

In 2001 the Annual General Meeting approved the introduction of a stock option scheme for US employed managers based upon US market practice. Grants of options, granted over ADRs, are made bi-annually. Grant levels are in line with US market practice. The USA's most senior manager is eligible to receive options of 3.6 times basic salary per annum. All options will vest after seven years, although vesting can be accelerated by the US subsidiary's outperformance as measured by risk based return on capital. All participants are covered by shareholding guidelines requiring participants to hold Royal & SunAlliance shares of up to three times basic salary.

In 2001, with the exception of R V Mendelsohn, the Group Chief Executive, no directors received nor were entitled to receive any benefits under any other long term incentive schemes, apart from participation in the Group's executive share option schemes, and savings related share option schemes, which are also open to all staff in the UK and 13 other countries in which we operate. Currently almost 80% of the Group's employees participate in at least one share plan.

Performance share plan – R V Mendelsohn

In order to recruit R V Mendelsohn a long term incentive plan was put in place. With effect from 1 January 1998, and annually thereafter, R V Mendelsohn receives a non-pensionable grant of shares equal (at market price) to his annual basic salary multiplied by 1.6. This grant is conditional upon challenging performance criteria over a consecutive three year period, such that for 75% to 100% of the shares to vest all of the following conditions must be met in any given three year period:

- growth in the Group's TSR must be in the top quartile of a defined group of ten leading UK, US and continental European insurers;
- growth in the Group's TSR must exceed the UK retail prices index (RPI) plus 2% per annum compound; and
- the Group's share price must grow by between 5% and 20%, with 20% growth required if 100% of the shares are to be vested.

If TSR growth is below the comparator group median, or RPI plus 2% per annum is not achieved, no shares will vest. Between 30% and 60% of the shares will vest for TSR growth which falls outside the top quartile but which is at or above the comparator group median, subject to achieving the required 2% growth above RPI. TSR is based on share price and cumulative cash dividends. Each three year performance period will be self contained. R V Mendelsohn is required to accumulate and retain a minimum shareholding resulting from the operation of this plan which equals his annual basic salary.

For the plan incepting on 1 January 1999, which terminated on 31 December 2001, the Group's TSR growth was below the median in the comparator group, therefore no shares vested.

Pensionable remuneration

With the exception of R J Gunn, the basic salary of executive directors is the only element of remuneration which is pensionable. Pensionable remuneration for R J Gunn is basic salary plus the average of cash bonuses received in the five years before retirement. With the exception of R V Mendelsohn and R J Gunn, all executive directors are members of one of the main Royal Insurance or Sun Alliance UK pension schemes, both of which are non-contributory. Further details are given on page 51 of this document.

The UK schemes provide members with a pension of up to 2/3 of pensionable salary, which excludes any incentive payments, at age 62. Executives who joined either scheme after May 1989 are subject to the statutory earnings cap, (£95,400 for 2001/2002) on Inland Revenue approved pension schemes. Benefits are secured for some executives in respect of that part of their salary exceeding the earnings cap under the Royal Insurance Supplementary Pension Scheme, which is an unapproved and unfunded plan.

R V Mendelsohn continues to accrue benefits under US State and company non-contributory pension arrangements based on the US dollar equivalent of his UK salary or, if higher, a deemed final salary of $1,300,000.

R J Gunn is a member of the approved non-contributory Royal & SunAlliance Canada staff pension scheme. This, together with the supplementary pension scheme, provides a pension of 66% of salary at age 62. The supplementary pension scheme is an unapproved and unfunded plan.

Directors' service contracts

Directors holding executive office have service contracts, the terms of which are considered by the Remuneration Committee to provide a proper balance of duties and security between the respective parties.

R V Mendelsohn and P Spencer have contracts that are terminable by the employer on two years' notice; J C Hance's contract is terminable on one year's notice. R J Gunn is employed under a Canadian employment agreement which does not provide for notice. Termination provisions would be a matter for mutual agreement in the context of Canadian employment law and practice. It is the Company's intention that the notice period for new executive appointments will be one year.

In the case of all executive directors, dismissal by the employer without notice and in the absence of specific grounds may require pay in lieu of the corresponding notice periods. If not so terminated, the contract continues until the director attains age 62, (65 for R V Mendelsohn and R J Gunn).

P Spencer and J C Hance are the executive directors who will be proposed for re-election at the forthcoming Annual General Meeting.

Non-executive directors

Those directors appointed to a non-executive role do not have service contracts and are not entitled to bonus payments or pension arrangements. They do not participate in the Group's long term incentive arrangements. The fees payable to non-executive directors were reviewed in 1999 and will be considered again in 2002. Remuneration of the non-executive directors is set by the Board as a whole.

Nicholas Barber
Chairman of Remuneration Committee,
on behalf of the Board
London, 27 February 2002

DIRECTORS' EMOLUMENTS

1. REMUNERATION

Remuneration for the year ended 31 December, was as follows:

	Salary and fees £000	Allowances, benefits and other awards £000	Total **2001 £000**	Total 2000 £000
Executive directors				
R J Gunn (note 1)	376	95	**471**	313
J C Hance	376	19	**395**	365
T A Hayes (note 2)	175	3	**178**	336
R V Mendelsohn (note 3)	693	340	**1,033**	1,045
P Spencer	381	12	**393**	377
Non-executive directors				
R J Ayling	35	–	**35**	35
J W Baker	42	–	**42**	35
N C F Barber	45	–	**45**	45
A D A W Forbes	60	–	**60**	60
Sir Patrick Gillam	175	–	**175**	175
S G Hill	35	–	**35**	15
S M Hooper (note 4)	15	–	**15**	–
C F St. Mark	35	–	**35**	35

Notes:

1. Included within allowances and benefits for R J Gunn is £77,050 in respect of his relocation from Canada to the UK.

2. T A Hayes retired on 30 June 2001.

3. As an expatriate director R V Mendelsohn receives remuneration which is intended to put him in a position, after taking into account taxation and living cost differentials, where he is no worse off than were he to perform the same duties for the Group in his home country (the United States). This includes expatriate benefits such as provision of accommodation and related allowances.

   The figures reported above have been converted from US dollars to £ sterling where necessary. As a consequence of the strengthening in the US dollar during 2001, the £ sterling salary for R V Mendelsohn appears to show a significant increase over the previous year. In practice, if figures are looked at in US dollar terms since his appointment in December 1997, Mr Mendelsohn's salary has increased by 3.7%.

4. S M Hooper was appointed on 1 August 2001.

2. PENSION BENEFITS

Non-executive directors are not entitled to any pension benefits. The pension benefits earned by the executive directors, as members of Group defined benefit schemes, were as follows:

	Date of birth	Actual service to year end (* or to date of retirement)	Increase/(decrease) in accrued pension during the year £	**Accumulated total accrued pension at 31 December 2001 (* or at date of retirement) £**
R J Gunn (note 1)	23.04.45	28 yrs 7m	96,712	**328,758**
J C Hance (note 2)	06.10.55	14 yrs 9m	25,037	**119,737**
T A Hayes (note 2 & 3) *	31.03.43	39 yrs 5m	30,813	**246,669**
P Spencer (note 2)	03.01.50	6 yrs 0m	11,453	**67,513**

i) The accumulated total accrued pension shown is the annual payment from normal retirement age based on service at 31 December 2001 or actual date of retirement in the case of T A Hayes.

			Accrued annual pension of US pension scheme benefits at	
	Date of birth	Actual service to year end	**31 December 2001 £**	31 December 2000 £
R V Mendelsohn (note 4)	18.07.46	7 yrs 11m	**335,250**	291,772

Notes:

1. R J Gunn is a member of the Canadian defined benefit pension schemes, which provide level pensions from retirement during his lifetime and 60% of the pension to a surviving spouse. Increases to pensions when in payment are applied on a discretionary basis with the aim of providing increases of 2/3 of the increase in the Canadian Consumer Price Index. No allowance is made for these discretionary increases in transfer values. The normal retirement age is 65.

   Early retirement rights apply to the pensions shown. If these rights had been exercised at 31 December 2001, the immediate annual pension payable would have been £282,732 in respect of the total accrued pension shown and £83,172 in respect of the increase in the accrued pension.

2. J C Hance, T A Hayes and P Spencer are members of UK schemes, which provide members' pensions from retirement. The normal retirement age is 62 but for T A Hayes the pension has already commenced, see note 3. In addition, a spouse's pension of 2/3 of member's pension is payable to a surviving spouse. If not payable to a spouse, it is payable to adult dependants on a discretionary basis, or eligible children. In addition, children's pensions are 1/3 of member's pension except in the case of P Spencer, where any eligible children's pensions are £681 p.a. per child below age ten and £1,020 p.a. per child aged ten and above. On the death of a pensioner within five years of retirement, a lump sum is payable equal to the balance of five years' pension payments except for P Spencer, where the sum is less any dependants' pensions payable during this period. Increases to pensions in payment are guaranteed at 5% p.a. or the increase in price inflation, if lower. However, an allowance for discretionary increases to pensions in payment is included in transfer value calculations (although not in the statutory minimum cash equivalent calculation). The allowance is in respect of the difference between increases in line with price inflation and the guaranteed level of increases. Early retirement rights at age 60 apply for J C Hance in respect of the component of pension for service from 17 May 1990 and for P Spencer for service from 1 October 1995.

3. T A Hayes retired early on 30 June 2001. Based on his actual service to his early retirement date, he would have been entitled to a pension of £243,072 p.a. payable from age 62, which could have been taken as a reduced early retirement pension of £217,551 p.a. payable from 30 June 2001.

   The accumulated total pension shown in the table is the pension granted on early retirement, commencing from his early retirement date. He elected to commute part of this for a cash lump sum of £554,986 and a reduced pension of £203,580 p.a.. The other features of his pension benefits are described in note 3 above and the surviving spouse and children's pensions are calculated by reference to the pension before commutation.

4. R V Mendelsohn is a member of the Group's US pension plans. From July 2001, these defined benefit plans were redesigned and all US employees participating in these plans were offered the opportunity to move into new Cash Benefit Plans, which are the US equivalent of a defined contribution scheme.

DIRECTORS' REMUNERATION (CONTINUED)

The benefits available under these plans do not technically compare with either UK defined benefit or UK defined contribution schemes. It has been decided that the most appropriate disclosure for R V Mendelsohn is to convert the current accumulation in his cash balance plan into a notional annuity using a 7.75% interest rate and applicable United States' Group Annuity Mortality Tables.

A portion of the plan is preserved on a defined benefit basis giving, at 31 December 2001, an accumulated accrued pension of £108,669 (calculated on a single life basis) payable from normal retirement age at 65. Of this, early retirement rights apply to £96,062, together with an option to pay 2/3 of the pension to a surviving spouse. Had these rights been exercised at 31 December 2001, the immediate pension entitlement would have been £49,356 (£nil at 31 December 2000).

R V Mendelsohn is also a member of US defined contribution schemes to which the Group contributed £37,503 during the year.

5. The increase in accrued pension during the year excludes any increase for inflation. No contribution by members of the schemes is required but, with the exception of R J Gunn, they all have the option of paying AVCs. Neither the contribution nor the resulting benefits are included in the table.

DIRECTORS' SHAREHOLDINGS

1. SHAREHOLDINGS

The interests of directors in ordinary shares of the Company, as declared and recorded in accordance with the Companies Act 1985, are as follows:

	Shares held at 1 January 2001 or on appointment (note 1)	**Shares held at 31 December 2001 (* or at date of retirement) (note 1)**
R J Ayling	545	**545**
J W Baker	4,218	**4,218**
N C F Barber	6,667	**6,667**
A D A W Forbes	4,850	**4,850**
Sir Patrick Gillam	10,113	**10,706**
R J Gunn (note 2)	15,327	**17,327**
J C Hance (note 2)	8,467	**10,227**
T A Hayes* (note 2 & 3)	57,325	**58,325**
S G Hill	–	**–**
S M Hooper (note 4)	–	**–**
R V Mendelsohn (note 2)	71,340	**71,340**
C F St. Mark	5,995	**6,346**
P Spencer (note 2)	484	**30,891**

Notes:

1. Ordinary shares of 27.5p each.

2. In addition to the interests shown above, the directors indicated, in common with the employees, had a beneficial interest as at 31 December 2001 in 697,200 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No. 2.

3. T A Hayes retired on 30 June 2001.

4. S M Hooper was appointed 1 August 2001.

5. On 27 February 2002, the directors' interests remained unchanged.

2. OPTIONS

Movements in option holdings during 2001 were as follows:

		Options held at 1 January 2001	Options granted during the year	Options exercised/ lapsed during the year	Weighted average exercise price (pence)	Weighted average market price at date of exercise (pence)	Gains on exercise £	**Options held at 31 December 2001 (* or at date of retirement)**
R J Gunn	ESOS	377,777	59,279	30,304	387.1	495.0	32,698	**406,752**
	SAYE	4,269	–	–	–	–	–	**4,269**
J C Hance	ESOS	278,121	74,590	–	–	–	–	**352,711**
	SAYE	4,568	1,318	1,760	294.0	478.5	3,247	**4,126**
T A Hayes* (note 1)	ESOS	308,364	–	1,000	344.0	463.5	1,195	**307,364**
	SAYE	1,236	–	1,236	–	–	–	**–**
R V Mendelsohn	ESOS	1,006,548	135,015	–	–	–	–	**1,141,563**
	SAYE	–	–	–	–	–	–	**–**
P Spencer	ESOS	461,290	76,570	186,360	362.2	467.6	196,361	**351,500**
	SAYE	5,407	–	5,407	319.0	388.5	3,758	**–**

Notes:

1. T A Hayes retired 30 June 2001.

Options held at 31 December 2001 in respect of the ordinary shares of the Company as a result of executive and savings related share option schemes were as follows:

	Number	Weighted average exercise price (pence)	Dates exercisable From	Dates exercisable To
R J Gunn	411,021	370.5	14.08.95	13.08.11
J C Hance	356,837	462.2	14.04.97	13.08.11
T A Hayes (note 5)	307,364	397.7	14.04.97	24.11.04
R V Mendelsohn	1,141,563	357.7	01.06.99	13.08.11
P Spencer	351,500	469.0	31.03.02	13.08.11

Notes:

1. Options granted to directors during the year (March and August) under the executive share option schemes (ESOS) were granted at option prices of 505p and 482p respectively, which were not less than the average of middle market quotations for the shares of the Company on the five business days prior to the date of grant.

2. Options granted under the executive share options schemes are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering a net return on capital which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

3. Full details of all directors' shareholdings and options to subscribe for shares are recorded in the Company's Register of Directors' Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

4. The official closing middle market price at its highest during the year was 568p and at its lowest was 280p per share; on the last dealing day of the year it was 394.75p per share.

5. T A Hayes retired 30 June 2001.

Financial statements

The financial statements are prepared in accordance with applicable UK accounting standards and the Statement of Recommended Practice (SORP) issued by the Association of British Insurers in December 1998. As noted in the investment accounting policy the true and fair override has been adopted in respect of the valuation of the Group's investment properties and no depreciation is provided.

Changes in accounting policy

The directors have reviewed the Group accounting policies in accordance with Financial Reporting Standard 18 "Accounting Policies". They have concluded that it is most appropriate to the Group's particular circumstances for the purpose of giving a true and fair view, to discount provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern. The change in accounting policy is being made in part due to the increased materiality of the long tail liabilities in the year and to show a fairer representation of the liability. In defining those claims with a long period from incident to claims settlement we will use as a guide those categories of claims where the average period of settlement is six years or more from the balance sheet date. Accordingly the accounting policy has been changed. The impact of this accounting policy change is disclosed in note 1 of the financial statements. The discount rates used are disclosed in note 30 of the financial statements.

Group accounts

The consolidated accounts of the Group include the results of all subsidiaries drawn up to 31 December.

The Group Consolidated Profit and Loss Account and Consolidated Balance Sheet are drawn up in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985. The Parent Company Balance Sheet is drawn up in compliance with the provisions of Section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by Section 230 of the Companies Act 1985, the Parent Company Profit and Loss Account has not been included in these financial statements.

Subsidiaries acquired during the year are consolidated from the effective date of acquisition.

The Consolidated Shareholders' Cash Flow Statement has been drawn up in accordance with Financial Reporting Standard 1 (Revised) which requires the Cash Flow Statement to exclude the cash flows of the long term policyholders' funds.

Principal associated undertakings are accounted for by the equity method in the consolidated financial statements. The figures included for interests in principal associated undertakings are for the accounting periods indicated in the list of principal associated undertakings and other significant shareholdings.

Translation of foreign currencies

Assets and liabilities including dated loan capital and results of both businesses and associates denominated in foreign currencies are translated into sterling at rates ruling at the year end and the resulting differences are taken to reserves or in the case of long term business are included within the Long Term Business Technical Account. Transactions denominated in foreign currencies are translated at the prevailing rate at the date of the transaction and the resulting exchange differences are included within the Profit and Loss Account.

Derivatives

Interest rate swaps in relation to the Group's dated loan capital are treated as hedges. The underlying hedged dated loan capital is carried at cost and accordingly the swaps have not been marked to market. The interest payable or receivable on interest rate swaps is included in interest paid. Other derivatives are included within the category to which the contract relates and are valued at market value.

General Business Technical Account

General business is accounted for on an annual basis. Premiums written are accounted for in the year in which the contract is entered into and include estimates where the amounts are not determined at the balance sheet date. Premiums written exclude taxes and duties levied on premiums. An allocation of the investment return has been made to the General Business Technical Account from the Non-Technical Account on the longer term rate of return basis. The commission and other acquisition costs incurred in writing the business are deferred and amortised over the period in which the related premiums are earned.

Claims paid represent all payments made during the period whether arising from events during that or earlier periods.

The balance on the General Business Technical Account is arrived at after taking account of changes in the equalisation provisions.

Long Term Business Technical Account

Premiums and annuity considerations are accounted for when due except premiums in respect of linked business which are accounted for when the policy liabilities are created. Single premiums are those relating to products issued by the Group where there is a contractual obligation for the payment of only one premium. Annual premiums are those where there is a contractual obligation for the payment of premium on a regular basis. Claims arising on maturity are recognised when the claim becomes due for payment. Death claims are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or the date at which the policy ceases to be included in the long term business provision or the technical provisions for linked liabilities.

Acquisition costs comprise direct and indirect costs of obtaining and processing new business. These costs are deferred as an explicit deferred acquisition cost asset, gross of tax relief and amortised over the period in which they are expected to be recovered out of margins in matching revenues from related policies. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability by category, against future margins from the related policies in force at the balance sheet date.

The profits on long term insurance business represent the transfer from the long term funds to shareholders following the actuarial valuation of liabilities, investment income arising on shareholders' funds attributable to the long term business based on the longer term investment return and the movements in certain reserves attributable to shareholders held within the long term funds. Profits are shown in the non-technical account grossed up for tax at the effective rate of corporation tax applicable in the period. For business transacted overseas, results have been included in accordance with local generally accepted accounting principles where they are consistent with UK practice.

New business premiums are recognised when the policy liability is established. New single premiums include recurrent single premium contracts including DSS rebates and increments under group pension schemes. Where products are substituted by the policyholder or pension contracts are vested, these transactions are reflected as new business only to the extent that they give rise to incremental premiums.

Reversionary bonuses are recognised when declared; terminal bonuses are recognised when payable.

Shareholders' accrued interest for long term business represents the excess of accumulated profit recognised under the modified statutory basis of reporting over the statutory transfers made from the long term funds to shareholders. The amount of profit recognised as shareholders' accrued interest is credited to the profit and loss account within capital and reserves.

Investment return

Income from investments is included in the profit and loss account on an accruals basis. Dividend income on ordinary shares is recognised when the related investment goes 'ex dividend'. Realised and unrealised gains and losses on investments attributable to long term business are dealt with in the long term business technical account. Realised and unrealised gains and losses on other investments, including the Group's share of realised and unrealised gains and losses of associated undertakings, are dealt with in the non-technical account. Realised gains and losses on investment disposals represent the difference between net sale proceeds and cost of acquisition. Unrealised gains and losses on investments represent the difference between the carrying value at the year end and the carrying value at the previous year end or, in the case of investments purchased in the year, the cost of acquisition.

Group operating result and profit (based on longer term investment return) are presented including investment return on the longer term rate of return basis. The longer term rate of return basis reflects both historical experience and the directors' current expectations for investment returns. The rates of longer term return are set with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved. Short term investment fluctuations represent the difference between the actual investment return in the year and that determined on the longer term rate of return basis.

Group operating result and profit (based on longer term investment return)

Group operating result (based on longer term investment return) is analysed between general business, long term business and other activities as an additional disclosure. Group operating result (based on longer term investment return) excludes interest on dated loan capital, short term investment fluctuations, the change in the equalisation provisions, amortisation of goodwill and of goodwill in acquired claims provisions, and other items including reorganisation costs. Group operating profit (based on longer term investment return) excludes short term investment fluctuations.

Taxation

Taxation in the non-technical account and long term business technical account is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is based on dividends received. Taxation in the non-technical account includes the tax by which the balance on the long term business technical account has been grossed up.

Deferred taxation is calculated on the liability method and consists of the estimated taxation, or relief from taxation, which is expected to arise in the foreseeable future from material timing differences using expected future rates of tax where applicable. Under this policy, no provision is made for taxation which might arise on the distribution of profits retained by overseas subsidiaries or associated undertakings. Credit is taken for relief for trading losses only to the extent that the directors anticipate that profits will absorb such losses in the foreseeable future.

Allowance is made in the long term business provision and within assets held for linked liabilities for deferred taxation at appropriate discounted rates in respect of related unrealised gains. A provision for deferred taxation on other unrealised gains is made where realisations giving rise to a taxation liability are anticipated in the foreseeable future.

Goodwill

Goodwill, being the difference between the cost of an acquisition and the fair value of the net tangible assets acquired, arising on the acquisition of subsidiary companies and associated undertakings, is capitalised in the balance sheet and amortised to the profit and loss account on a straight line basis. The cost of acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. The period of amortisation, which does not exceed 20 years, is determined by an assessment of the useful economic life of the goodwill, this being the period over which the value of the businesses acquired are expected to exceed the value of their underlying assets. Goodwill arising prior to 31 December 1997 has been eliminated against reserves in accordance with the Group accounting policy at the date of acquisition.

In the event of the disposal of a business acquired prior to this date, the related goodwill is charged to the profit and loss account in the year of sale.

The present value of the shareholders' interest in the acquired value of in-force long term business is included as part of the fair value of the acquired net tangible assets in the goodwill calculation and is dealt with as described below.

The fair value of general business claims provisions relating to businesses acquired is established after making allowance for future investment income. The discount, being the difference between the fair value and the undiscounted value at which they are accounted for on consolidation, is capitalised as goodwill in acquired claims provisions and amortised to the profit and loss account over the expected run-off period of the related claims.

Investments

Investments and assets held to cover linked liabilities, are shown at market value, for which purpose unlisted investments, mortgages and loans are included at directors' valuation and properties at professional valuation. For listed securities the stock exchange values are used except that fixed income securities held for long term business in certain overseas operations are included on an amortised cost basis. Properties are valued annually at open market value.

The Companies Act requires properties to be depreciated over their expected useful economic lives. The directors consider that depreciation of investment properties would not give a true and fair view. In accordance with Statement of Standard Accounting Practice 19 "Accounting for Investment Properties", no depreciation is provided on these properties on the basis that depreciation is already reflected in the annual valuations. The amounts attributed to this factor by the valuers cannot reasonably be separately identified or quantified.

It is the Group's practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly the directors consider that the economic lives of these properties and their residual values, based on prices prevailing at the time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided.

Investments in subsidiaries are included in the Parent Company balance sheet at net asset value and unrealised gains and losses are dealt with in the revaluation reserve.

Value of long term business

This represents the directors' assessment of the value of the shareholders' investment in the long term business funds, not already recognised under the modified statutory principles of profit recognition. It comprises the shareholders' share of both the net of tax future cash flows arising from the in-force long term business policies and the surplus held within the funds to meet solvency and future business development requirements. Movements in this asset, except those arising on acquisition, are recognised in the Statement of Total Recognised Gains and Losses.

The present value of in-force long term business existing at acquisition, is amortised in the Long Term Technical Account on a systematic basis over the anticipated periods of the related contracts in the portfolios as the profit on these acquired contracts is recognised.

Tangible assets and depreciation

Tangible assets, other than land and buildings in the Parent Company balance sheet, comprise fixtures, fittings and equipment (including computers and motor vehicles) which are stated at cost and depreciated over periods not exceeding their estimated useful lives (between three and ten years) after taking into account residual value.

Own shares

The shares held by the Royal & Sun Alliance ESOP Trusts are recognised as assets under the heading "Own shares" at original cost in the Consolidated Balance Sheet until such time as the shares vest unconditionally with the relevant executive director or employee. Any profit that may arise in the Trusts upon exercise of the options will be recognised at the exercise date.

Fund for future appropriations

Certain long term funds comprise either participating, or both participating and non-participating long term business contracts, where policyholders have a contingent interest in the excess of assets over liabilities in the fund. Accordingly the excess of assets over liabilities within these funds is not allocated between policyholders and shareholders and is taken to the fund for future appropriations.

Dated loan capital

Dated loan capital comprises subordinated bonds and loans. Subordinated bonds and loans are stated at the fair value of consideration received after deduction of unamortised issue costs and discount. Issue costs together with discount allowed on issue of bonds and loans are amortised to investment expenses and charges within the Non-Technical Account on an annual basis over the term of the bonds and loans.

Dated loan capital is presented as a component of the Group's capital base as it is in the nature of long term capital financing. As such, the cost of such capital is treated as a financing item and is not deducted in arriving at Group operating result (based on longer term investment return).

Technical provisions

The provision for unearned premiums in respect of general business represents the proportion of premiums written relating to periods of insurance subsequent to the balance sheet date, calculated principally on a daily pro-rata basis.

The provision for claims outstanding, whether reported or not, comprises the estimated cost of claims incurred but not settled at the balance sheet date. It includes related expenses and a deduction for the expected value of salvage and other recoveries. The provision is determined using the best information available of claims settlement patterns, forecast inflation and settlement of claims.

General business provisions for claims outstanding are discounted where there is a particularly long period from incident to claims settlement and where there exists a suitable claims payment pattern from which to calculate the discount. In defining those claims with a long period from incident to claims settlement those categories of claims where the average period of settlement is six years or more from the balance sheet date, has been used as a guide.

Claims provisions relating to long term permanent disability claims in the United States, Canada, Scandinavia and Australia are determined using recognised actuarial methods.

Differences between the estimated cost and subsequent settlement of claims are dealt with in the appropriate technical account for the year in which they are settled or re-estimated.

Provision is made, based on information available at the balance sheet date, for any estimated future underwriting losses relating to unexpired risks after taking into account future investment income on relevant technical provisions. The unexpired risk provision is assessed in aggregate for business classes which, in the opinion of the directors, are managed together.

The long term business provision is derived from actuarial valuation. For with profits business, the calculation includes explicit allowance for vested bonuses (including those vesting following valuation at the balance sheet date). Implicit allowance is made for future reversionary bonuses through the use of a net premium valuation method employing a reduced valuation rate of interest. No provision is made for terminal bonuses.

Equalisation provisions are established in accordance with the requirements of legislation in certain countries and are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

The technical provisions for linked liabilities are the repurchase value of units allocated to in-force policies at the balance sheet date, where the policy benefits are wholly or partly related to investments of any description or to indices of the value of investments.

Operating leases

Payments made under operating leases are charged on a straight line basis over the term of the lease.

Pension costs

The cost of providing pensions for the Group's employees is accounted for over the employees' working lives on a systematic basis as advised by qualified actuaries.

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company's estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms & conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

- the development of previously settled claims, where payments to date are extrapolated for each prior year;
- estimates based upon a projection of claims numbers and average cost;
- notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
- expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster's estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group's exposure to asbestos and environmental pollution is examined triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders' share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate. The principal assumptions for the UK long term business are set out in note 18.

The pension asset and pension and post-retirement liabilities calculated in accordance with Financial Reporting Standard 17 are disclosed in note 7. These assets, liabilities and profit and loss account charge calculated in accordance with Financial Reporting Standard 17 are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations. The principal assumptions are disclosed in note 11.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

- uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
- uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;
- uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied on and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

The significant current causes of uncertainties in the provisions are discussed in note 46.

CONSOLIDATED PROFIT AND LOSS ACCOUNT TECHNICAL ACCOUNT – GENERAL BUSINESS

For the year ended 31 December 2001

	Notes	2001 £m	Restated 2000 £m
Gross premiums written		**11,167**	10,096
Outward reinsurance premiums		**(2,354)**	(1,724)
Premiums written, net of reinsurance		**8,813**	8,372
Change in the gross provision for unearned premiums		**(595)**	(134)
Change in the provision for unearned premiums, reinsurers' share		**116**	16
Earned premiums, net of reinsurance		**8,334**	8,254
Allocated investment return transferred from the non-technical account	11	**1,142**	1,119
Claims paid			
Gross amount		**(7,941)**	(8,179)
Reinsurers' share		**1,484**	1,377
		(6,457)	(6,802)
Change in the provision for claims			
Gross amount		**(1,569)**	(145)
Reinsurers' share		**1,023**	390
		(546)	245
Unwind of discount in respect of claims outstanding		**(47)**	(39)
Claims incurred, net of reinsurance	1	**(7,050)**	(6,596)
Acquisition costs		**(2,237)**	(2,149)
Change in deferred acquisition costs		**88**	37
Administrative expenses		**(832)**	(772)
Reinsurance commissions and profit participation		**457**	291
Net operating expenses	3	**(2,524)**	(2,593)
Amortisation of goodwill in acquired claims provisions	16	**(37)**	(59)
Underwriting result		**(1,230)**	(955)
Longer term investment return allocated to the general business technical account		**1,142**	1,119
Unwind of discount in respect of claims outstanding		**(47)**	(39)
Balance on the technical account before change in the equalisation provisions		**(135)**	125
Change in the equalisation provisions	9	**(46)**	(24)
Balance on the technical account for general business		**(181)**	101

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the notes form part of these financial statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT TECHNICAL ACCOUNT – LONG TERM BUSINESS

For the year ended 31 December 2001

	Notes	2001 £m	2000 £m
Gross premiums written		**2,991**	3,557
Outward reinsurance premiums		**(92)**	(118)
Earned premiums, net of reinsurance		**2,899**	3,439
Investment income	10	**2,170**	3,488
Total technical income		**5,069**	6,927
Claims paid			
Gross amount		**(3,335)**	(3,309)
Reinsurers' share		**58**	73
		(3,277)	(3,236)
Change in the provision for claims			
Gross amount		**(20)**	(117)
Reinsurers' share		**4**	57
		(16)	(60)
Claims incurred, net of reinsurance		**(3,293)**	(3,296)
Change in long term business provision			
Gross amount		**1,313**	(1,785)
Reinsurers' share		**(209)**	386
		1,104	(1,399)
Change in technical provisions for linked liabilities, net of reinsurance		**572**	(209)
Change in other technical provisions, net of reinsurance		**1,676**	(1,608)
Acquisition costs		**(278)**	(296)
Change in deferred acquisition costs		**(38)**	(166)
Administrative expenses		**(197)**	(222)
Net operating expenses	3	**(513)**	(684)
Investment expenses and charges	10	**(63)**	(83)
Unrealised losses on investments		**(3,642)**	(2,149)
Tax attributable to the long term business	13	**(26)**	(222)
Other technical charges – amortisation of acquired value of in-force business	18	**(13)**	(9)
Total technical charges		**(5,874)**	(8,051)
Technical income less charges		**(805)**	(1,124)
Allocated investment return transferred to the non-technical account		**4**	–
Transfers from the fund for future appropriations		**912**	1,302
Balance on the technical account for long term business		**111**	178

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the notes form part of these financial statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT NON-TECHNICAL ACCOUNT

For the year ended 31 December 2001

	Notes	2001 £m	Restated 2000 £m
Balance on the General Business Technical Account		**(181)**	101
Balance on the Long Term Business Technical Account		**111**	178
Tax credit attributable to balance on the Long Term Business Technical Account		**62**	61
Balance on the Long Term Business Technical Account gross of tax		**173**	239
Investment income	10	**1,275**	1,367
Allocated investment return transferred from the Long Term Business Technical Account		**(4)**	–
Investment expenses and charges	10	**(134)**	(155)
Unrealised losses on investments		**(1,013)**	(161)
Allocated investment return transferred to the General Business Technical Account		**(1,142)**	(1,119)
Income from other activities		**269**	315
Charges from other activities	2, 3	**(286)**	(325)
Central expenses	3	**(37)**	(37)
Amortisation of goodwill	16	**(58)**	(56)
Total Group operating (loss)/profit		**(1,158)**	153
Share of results of associated undertakings		**20**	16
		(1,138)	169
Analysis of (loss)/profit on ordinary activities before exceptional items and tax			
General business result		**(11)**	290
Long term business result		**186**	252
Other activities (including associated undertakings)		**(159)**	(80)
Group operating result (based on longer term investment return)		**16**	462
Interest on dated loan capital		**(58)**	(55)
Change in the equalisation provisions	9	**(46)**	(24)
Amortisation of goodwill	16	**(58)**	(56)
Amortisation of goodwill in acquired claims provisions	16	**(37)**	(59)
Reorganisation costs and other items	2	**(110)**	(119)
Group operating (loss)/profit (based on longer term investment return)		**(293)**	149
Short term investment fluctuations		**(845)**	20
(Loss)/profit on ordinary activities before exceptional items and tax		**(1,138)**	169
Loss on disposal of subsidiaries including provision for loss on subsidiaries to be sold	23	**(172)**	(128)
Provision for loss on subsidiaries utilised		**63**	–
Loss on disposal of subsidiaries		**(109)**	(128)
(Loss)/profit on ordinary activities before tax		**(1,247)**	41
Tax on (loss)/profit on ordinary activities	13	**5**	(70)
Loss on ordinary activities after tax		**(1,242)**	(29)
Attributable to equity minority interests		**5**	1
Loss for the financial year attributable to shareholders		**(1,237)**	(28)
Dividends	14	**(236)**	(381)
Transfer from retained profits		**(1,473)**	(409)
Earnings per ordinary share	15	**(87.5)p**	(2.6)p
Diluted earnings per ordinary share	15	**(87.5)p**	(2.6)p
Group operating earnings after tax per ordinary share (based on longer term investment return)	15	**(4.1)p**	17.5p

Current year discontinued and acquired operations do not form a material part of the figures above.

The Accounting Policies and the notes form part of these financial statements.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2001

	Notes	Other reserves £m	Profit and loss account £m	2001 £m	Restated 2000 £m
Loss for the financial year		–	(1,237)	**(1,237)**	(28)
Movement in value of long term business (other than on acquisition)		(333)	–	**(333)**	(37)
Exchange:					
Group		(11)	(23)	**(34)**	175
Share of associates		–	(35)	**(35)**	(19)
Shareholders' consolidated recognised (losses)/gains arising in the year		(344)	(1,295)	**(1,639)**	91
Prior year adjustment	1	–	140	**140**	
Shareholders' consolidated recognised losses since 31 December 2000		(344)	(1,155)	**(1,499)**	

Exchange includes a loss of **£nil** (2000 £6m) on exchange relating to foreign currency borrowings.

MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December 2001

	Notes	Share capital/ premium £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	2001 £m	Restated 2000 £m
Shareholders' funds at 1 January (as reported)	26	712	8	1,580	4,023	**6,323**	6,484
Prior year adjustments	1	–	–	–	140	**140**	148
Shareholders' funds at 1 January (as restated)		712	8	1,580	4,163	**6,463**	6,632
Shareholders' recognised (losses)/gains		–	–	(344)	(1,295)	**(1,639)**	91
Issue of share capital	27	1	–	–	–	**1**	2
Increase in share premium		17	–	–	(4)	**13**	17
Goodwill written back	23	–	–	–	168	**168**	102
Dividends	14	–	–	–	(236)	**(236)**	(381)
Shareholders' funds at 31 December		730	8	1,236	2,796	**4,770**	6,463

The Accounting Policies and the notes form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2001

ASSETS	Notes	Shareholder consolidated 2001 £m	Shareholder consolidated Restated 2000 £m	Combined consolidated 2001 £m	Combined consolidated Restated 2000 £m
Intangible assets	16	**1,086**	1,086	**1,086**	1,086
Investments					
Land and buildings	17	**521**	557	**2,937**	2,699
Interests in associated undertakings	21	**233**	241	**233**	242
Other financial investments					
Shares and other variable yield securities and units in unit trusts		**3,448**	4,647	**11,632**	17,780
Debt securities and other fixed income securities		**10,063**	9,902	**26,967**	25,673
Loans and deposits with credit institutions		**1,514**	852	**2,056**	1,422
	17	**15,025**	15,401	**40,655**	44,875
Value of long term business	18, 44	**1,335**	1,729	**1,335**	1,729
Deposits with ceding undertakings		**91**	111	**91**	131
Total investments		**17,205**	18,039	**45,251**	49,676
Assets held to cover linked liabilities	17	**–**	–	**7,609**	8,713
Reinsurers' share of technical provisions					
Provision for unearned premiums		**575**	499	**575**	499
Long term business provision		**–**	–	**334**	785
Claims outstanding	30	**4,435**	3,439	**4,496**	3,503
Technical provisions for linked liabilities		**–**	–	**12**	13
		5,010	3,938	**5,417**	4,800
Debtors					
Debtors arising out of direct insurance operations	19	**3,076**	2,691	**3,140**	2,798
Debtors arising out of reinsurance operations		**884**	979	**905**	987
Other debtors	19	**1,993**	1,695	**917**	820
		5,953	5,365	**4,962**	4,605
Other assets					
Tangible assets	20	**226**	216	**258**	253
Cash at bank and in hand		**407**	434	**784**	754
Own shares	27	**51**	51	**51**	51
		684	701	**1,093**	1,058
Prepayments and accrued income					
Accrued interest and rent		**197**	196	**486**	452
Deferred acquisition costs – long term		**–**	–	**390**	465
Deferred acquisition costs – general		**946**	881	**946**	881
Other prepayments and accrued income		**142**	141	**181**	188
		1,285	1,218	**2,003**	1,986
Total assets		**31,223**	30,347	**67,421**	71,924

The Shareholder Consolidated Balance Sheet represents the shareholder and general insurance business assets and liabilities.
The Combined Consolidated Balance Sheet includes long term business assets and liabilities relating to long term business policyholders.

The Accounting Policies and the notes form part of these financial statements.

LIABILITIES	Notes	Shareholder consolidated 2001 £m	Shareholder consolidated Restated 2000 £m	Combined consolidated 2001 £m	Combined consolidated Restated 2000 £m
Capital and reserves					
Ordinary share capital		**396**	395	**396**	395
Preference share capital		**125**	125	**125**	125
Called up share capital	27	**521**	520	**521**	520
Share premium account		**209**	192	**209**	192
Other reserves		**1,236**	1,580	**1,236**	1,580
Capital redemption reserve		**8**	8	**8**	8
Profit and loss account		**2,796**	4,163	**2,796**	4,163
Equity shareholders		**4,645**	6,338	**4,645**	6,338
Non-equity shareholders		**125**	125	**125**	125
Shareholders' funds		**4,770**	6,463	**4,770**	6,463
Equity minority interests in subsidiary undertakings		**399**	406	**399**	406
Subordinated liabilities					
Dated loan capital	28	**784**	784	**784**	784
Total capital, reserves and dated loan capital		**5,953**	7,653	**5,953**	7,653
Fund for future appropriations		**–**	–	**2,608**	3,540
Technical provisions					
Provision for unearned premiums		**5,087**	4,685	**5,087**	4,685
Long term business provision	29	**–**	–	**25,317**	28,268
Claims outstanding	30	**15,368**	14,256	**15,625**	14,519
Equalisation provisions	9	**331**	283	**331**	283
		20,786	19,224	**46,360**	47,755
Technical provisions for linked liabilities		**–**	–	**7,619**	8,726
Provisions for other risks and charges	31	**242**	330	**263**	367
Deposits received from reinsurers		**129**	50	**130**	222
Creditors					
Creditors arising out of direct insurance operations		**313**	460	**359**	505
Creditors arising out of reinsurance operations		**836**	757	**857**	770
Debenture loans	32	**117**	324	**119**	325
Amounts owed to credit institutions	32	**964**	57	**965**	57
Other creditors including taxation and social security	33	**1,298**	813	**1,530**	1,273
Proposed dividend	14	**101**	247	**101**	247
		3,629	2,658	**3,931**	3,177
Accruals and deferred income		**484**	432	**557**	484
Total liabilities		**31,223**	30,347	**67,421**	71,924

Except for certain debenture loans and amounts owed to credit institutions shown in note 32, all creditors are payable within a period of five years.

The Accounting Policies and the notes form part of these financial statements.

PARENT COMPANY BALANCE SHEET

As at 31 December 2001

	Notes	2001 £m	Restated 2000 £m
Fixed assets			
Tangible assets	20	**40**	37
Investments	24	**5,301**	6,875
		5,341	6,912
Current assets			
Amounts owed by Group undertakings		**618**	578
Other debtors		**153**	96
Cash at bank and in hand		**2**	8
		773	682
Creditors – amounts falling due within one year			
Amounts owed to Group undertakings		**(420)**	(60)
Other creditors including taxation and social security		**(39)**	(40)
Proposed dividend	14	**(101)**	(247)
		(560)	(347)
Net current assets		**213**	335
Total assets less current liabilities		**5,554**	7,247
Creditors – amounts falling due after more than one year			
Dated loan capital	28	**784**	784
Capital and reserves			
Ordinary share capital		**396**	395
Preference share capital		**125**	125
Called up share capital	26, 27	**521**	520
Share premium account	26	**209**	192
Revaluation reserve	26	**3,745**	5,218
Capital redemption reserve	26	**8**	8
Profit and loss account	26	**287**	525
Equity shareholders		**4,645**	6,338
Non-equity shareholders		**125**	125
Shareholders' funds		**4,770**	6,463
Total capital, reserves and dated loan capital		**5,554**	7,247

The Accounting Policies and the notes form part of these financial statements.

The financial statements were approved on 27 February 2002 by the Board of directors and are signed on its behalf by:

JULIAN HANCE
Group Finance Director

CONSOLIDATED SHAREHOLDERS' CASH FLOW STATEMENT

For the year ended 31 December 2001

	Notes	2001 £m	2000 £m
Operating activities			
Net cash inflow/(outflow) from general business		**50**	(268)
Shareholders' net cash inflow from long term business		**92**	151
Other operating cash flows attributable to shareholders		**(26)**	(25)
Net cash inflow/(outflow) from operating activities	37	**116**	(142)
Dividends from associates		**24**	29
Servicing of finance			
Dividends paid on non-equity shares		**(9)**	(9)
Issue costs on dated loan capital		**–**	(1)
Dividends paid to minorities		**(8)**	(9)
Interest paid on dated loan capital		**(61)**	(53)
		(78)	(72)
Taxation refunded/(paid)		**80**	(131)
Capital expenditure			
Purchases less sales of tangible assets		**(98)**	(76)
Acquisitions and disposals			
Acquisition of interests in associated undertakings		**(40)**	(56)
Acquisition of subsidiary undertakings	22, 41	**(139)**	(16)
Acquisition of minority interests in subsidiary undertakings	22	**(4)**	(8)
Disposal of subsidiary undertakings	42	**378**	56
Disposal of minority interests in subsidiary undertakings	23	**1**	10
		196	(14)
Dividends paid on equity shares		**(370)**	(358)
Financing			
Issue of ordinary share capital	27, 40	**14**	19
Proceeds from issue of dated loan capital		**–**	146
Purchase of own shares		**–**	(22)
Net cash inflow from financing		**14**	143
Cash available for investment		**(116)**	(621)
Cash flows were invested as follows:			
Movement in cash holdings	40	**(28)**	(54)
Net portfolio investments	38, 39, 40		
Land and buildings		**4**	(7)
Shares and other variable yield securities		**(635)**	(395)
Loans, debt securities and other fixed income securities		**578**	(483)
Deposits with credit institutions		**666**	34
Borrowings		**(701)**	284
		(88)	(567)
Net investment of cash flows		**(116)**	(621)

The cash flow statement does not include any amounts relating to the long term business except cash transactions between the long term business and shareholders.

The Accounting Policies and the notes form part of these financial statements.

1. IMPACT OF CHANGES ARISING FROM ACCOUNTING POLICY CHANGES

The Group has changed its accounting policy and now discounts the provisions for outstanding claims and related reinsurance recoveries for those categories of claims where there is a particularly long period from incident to claims settlement (as defined in the Accounting Policies) and where there exists a suitable claims payment pattern.

The impact of the adoption of the new policy is to decrease the loss before tax by **£119m** (2000 decrease the profit by £14m) and to decrease the loss after tax by **£100m** (2000 increase the loss by £13m). The impact on the Statement of Total Recognised Gains and Losses is to increase the profit and loss account reserve by **£140m**, being the effect of discounting the outstanding claims reserves at 31 December 2000.

2. REORGANISATION COSTS AND OTHER ITEMS

Other items within the non-technical account include:

	General business		Long term business		Other activities	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Reorganisation costs	**19**	39	**–**	4	**10**	–
Losses on terminated business following reorganisation	**68**	67	**–**	–	**–**	–
Amortisation of the present value of acquired in-force business	**–**	–	**13**	9	**–**	–

Reorganisation costs in relation to general business arose in the UK, Canada and Asia Pacific. Losses on terminated business following reorganisation arose in the USA.

3. NET OPERATING EXPENSES AND OTHER CHARGES

	General business		Technical account long term business	
	2001 £m	2000 £m	**2001 £m**	2000 £m
a. Net operating expenses in the technical accounts include:				
Depreciation	**68**	63	**13**	15
Operating lease rentals – premises	**87**	81	**5**	8
Operating lease rentals – other assets	**18**	25	**–**	1

b. Charges from other activities in the non-technical account include depreciation of **£3m** (2000 £6m), operating lease rentals – premises of **£12m** (2000 £12m) and operating lease rentals – other assets of **£1m** (2000 £1m).

c. Central expenses in the non-technical account include depreciation of **£2m** (2000 £1m), operating lease rentals – premises of **£3m** (2000 £5m).

4. EXCHANGE RATES

In respect of the major overseas currencies the rates of exchange used in these financial statements are US Dollar **1.46** (2000 1.49), Canadian Dollar **2.32** (2000 2.24), Danish Kroner **12.15** (2000 11.88) and Australian Dollar **2.84** (2000 2.69).

5. LONG TERM INSURANCE BUSINESS

	2001 £m	2000 £m
Net new business premiums written during the year were as follows:		
Annual premiums	**162**	189
Single premiums	**1,574**	1,898
	1,736	2,087

Gross new business premiums are not materially different to the above.

Total reversionary and terminal bonuses included within the long term business technical account are **£738m** (2000 £793m).

6. EMPLOYEE INFORMATION

	2001 £m	2000 £m
Staff costs for all employees comprise:		
Wages and salaries	**1,180**	1,156
Social security costs	**84**	88
Pension costs	**36**	46
	1,300	1,290

	Average for year	
	2001 Number	2000 Number
The average number of employees of the Group during the year was as follows:		
UK	**22,823**	24,333
Europe	**10,219**	9,905
Americas	**12,047**	12,248
Asia Pacific	**5,834**	5,248
	50,923	51,734

7. RETIREMENT BENEFITS

a. Pension costs

The Group mainly operates funded defined benefit pension schemes. There are funded defined contribution schemes in Denmark and Sweden and a number of unfunded overseas schemes. Overseas schemes are administered in accordance with local law and practice. The major pension schemes in the UK, USA, Denmark and Sweden together cover the majority of scheme members throughout the Group and the assets of these schemes are mainly held in separate trustee administered funds. Each of the major defined benefit schemes are subject to regular valuation using the projected unit or other appropriate method which is the basis of the pension cost in the Consolidated Profit and Loss Account, the cost being spread over employees' working lives. During 2001 a number of changes have been made to the US pension scheme arrangements but these have not changed the basis of accounting.

The total pension cost for the Group in 2001 was **£35m** (2000 £46m) of which **£11m** (2000 £11m) related to schemes in the UK and **£4m** (2000 £4m) related to schemes in the USA. Contributions of **£15m** (2000 £14m) were made to the defined contribution schemes in Denmark and Sweden.

Independent qualified actuaries carry out valuations of the major schemes except for one of the UK schemes, for which the actuary is an employee of the Group. At the most recent formal actuarial valuations of the major defined benefit schemes (the two main UK schemes 30 June 1999 and 31 March 2000 respectively, and the USA scheme 1 January 2001), for the purpose of assessing pension costs, the market value of the assets of these schemes was **£4,751m** (2000 £4,749m). Of this amount, **£4,350m** related to the two UK schemes and their actuarial values were sufficient to cover **122%** and **125%** respectively of the benefits accrued to members of each of those schemes, after allowing for projected increases in earnings and pensions. The valuations for the two major UK schemes were based on assumptions that salaries increase by **4.5%** plus allowances for promotional salary increases, pensions increase by **3%**, investment returns are **7.8%** and dividend growth is **4.5%**.

Actuarial surpluses from the valuations are being applied to reduce pension costs by a level percentage of payroll over the estimated working lives of members of the respective schemes. For the two main UK schemes, the level of contributions respectively were **0%** until 1 July 2001, and **17%** thereafter, and **0%** throughout 2001. The amounts charged to the Profit and Loss Account were the equivalent of **3.56%** and **1.7%** respectively of relevant UK earnings. This charge reflected a regular cost of **£59m** (2000 £61m) and a credit of **£50m** (2000 £55m). The credit arises from the amortisation of the actuarial surpluses in the funds (after taking account of interest on balances between the Group and the funds).

There are no significant contributions outstanding or prepaid as at 31 December 2001 except that included in provisions are amounts of **£67m** (2000 £68m) resulting from the difference between the amounts charged to revenue and the amounts contributed to schemes in the UK and **£29m** (2000 £32m) in respect of provisions for overseas schemes.

7. RETIREMENT BENEFITS (CONTINUED)

b. Other post-retirement benefits

The Group provides post-retirement healthcare benefits to certain current and retired United States and Canadian employees. The estimated discounted present values of the unprovided accumulated obligations are calculated in accordance with the advice of independent qualified actuaries. At 31 December 2001 the unprovided accumulated obligation in the United States is estimated at **£18m** (2000 £5m) assuming a premium inflation for medical care initially of **12%** reducing over seven years to **5%** (2000 6.8% reducing over four years to 5.4%) and a discount rate of **7%** (2000 8%). The unprovided accumulated obligation in Canada is estimated at **£7m** (2000 £7m) assuming a premium inflation for medical care of **7%** (2000 8%) reducing over four years to **4%** (2000 4%) for one scheme and **9%** (2000 10%) decreasing by **1%** per year to **5%** per year (2000 1% per year to 5%) for the other scheme. For dental care premium inflation of **4%** and **5%** is assumed for the respective schemes (2000 4% and 5%) and a discount rate of **6.75%** and **7%** for the respective schemes (2000 7% and 7.5%). The benefits are accounted for on a systematic basis over the remaining service lives of current employees, the cost in the year being **£6m** (2000 £6m). The costs of meeting the liability for these benefits are expected to attract taxation relief when paid. The total provision included in the consolidated balance sheet is **£44m** (2000 £38m).

c. Alternative accounting treatment (Financial Reporting Standard 17)

The Accounting Standards Board issued Financial Reporting Standard 17 (FRS17) "Retirement Benefits" in November 2000. The implementation of the new standard is to be phased in during the two years to 31 December 2003. The value of the liability that would be included in the consolidated balance sheet at 31 December 2001 if FRS17 had been fully adopted in the financial statements is as follows:

	UK Schemes £m	US Schemes £m	Other Schemes £m	**Total £m**
Equities	2,691	167	136	**2,994**
Bonds	627	149	62	**838**
Other	358	15	15	**388**
Fair value of assets held by pension schemes	3,676	331	213	**4,220**
Present value of pension and post-retirement schemes liabilities	(3,720)	(457)	(238)	**(4,415)**
Net deficit	(44)	(126)	(25)	**(195)**
Surplus not recoverable	–	–	(2)	**(2)**
Related deferred tax	13	44	12	**69**
Net pension and post-retirement liability	(31)	(82)	(15)	**(128)**
Analysed				
Pension asset	18	–	10	**28**
Pension and post-retirement liability	(49)	(82)	(25)	**(156)**
Net pension and post-retirement liability	(31)	(82)	(15)	**(128)**

7. RETIREMENT BENEFITS (CONTINUED)

The full valuation dates for the main UK schemes and the US schemes were 30 September 2001 and 1 January 2001 respectively. These valuations have been updated at 31 December 2001 to take account of changes in the fair value of the assets and financial assumptions. The main assumptions are as follows:

	UK Schemes %	US Schemes %	Other Schemes %
Assumptions			
Annual rate of general inflation	2.5	3.0	2.1
Annual rate of increase in salaries	4.0	4.5	4.0
Annual rate of increase for pensions in payment and deferred pensions	2.5	–	1.9
Interest rate used to discount liabilities	5.7	7.0	5.9
Expected rate of return to be assumed for each class in 2002			
Equities	7.5	9.0	8.8
Bonds	5.0	6.0	5.7
Other	6.3	2.0	4.0

The valuation of liabilities for post-retirement benefits assumes a premium inflation rate for medical care of 12% decreasing to 5% by 2003.

Reconciliation of proforma profit and loss account reserve on a FRS17 basis:

	Profit and loss account reserve £m
Profit and loss account reserve as reported at 31 December 2001	2,796
Less pension and post-retirement FRS17 liabilities net of tax	(128)
	2,668
Add liabilities that would be reversed on the implementation of FRS17 net of tax	82
Profit and loss account reserve on FRS17 basis at 31 December 2001	2,750

Included in the proforma profit and loss account reserve on a FRS17 basis at 31 December 2001 is an amount of **£28m** relating to pension and post-retirement assets net of deferred tax.

8. DIRECTORS' EMOLUMENTS

	2001 £000	2000 £000
The aggregate emoluments of the directors, including amounts received from subsidiaries, were as follows:		
Executive directors		
Emoluments	**2,470**	2,436
Gains on the exercise of share options	**237**	6
Fees and other payments to non-executive directors	**442**	458
	3,149	2,900

The above figures include amounts paid to the newly appointed director from the date of appointment to the Board. Details of directors' remuneration and pension benefits, including that of the highest paid director (R V Mendelsohn), are included in the Directors' Emoluments. Details of directors' interests in the Parent Company, including gains on the exercise of share options, are shown in the Directors' Shareholdings.

A pension payment of **£21,591** (2000 £20,833) was paid by a subsidiary to a former director in respect of services other than as a director.

9. EQUALISATION PROVISIONS

Equalisation provisions are established in accordance with the Insurance Companies (Reserves) Act 1995 in the UK and with similar legislation in overseas countries. These provisions, notwithstanding that they do not represent liabilities at the balance sheet date as they are over and above the anticipated ultimate cost of outstanding claims, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet and any change in the provisions during the year is required to be shown in the General Business Technical Account.

The effect of including the provisions is as follows:

	2001 £m	2000 £m
Provisions at 1 January	**283**	259
Exchange movement on non UK provisions	**2**	1
Charged to the general business technical account and in the profit on ordinary activities before tax	**46**	24
Disposal of subsidiaries	**–**	(1)
Provisions at 31 December	**331**	283

The cumulative impact of equalisation provisions on shareholders' funds at 31 December 2001 is **£325m** (2000 £277m).

10. INVESTMENT INCOME, EXPENSES AND CHARGES

	Technical account long term business		Non-technical account	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Investment income				
Income from associated undertakings				
Profit before gains on the realisation of investments	**–**	–	**2**	17
Gains on the realisation of investments	**–**	–	**12**	14
	–	–	**14**	31
Other investment income				
Income from land and buildings	**158**	143	**20**	26
Income from other investments	**1,436**	1,506	**775**	868
Gains on the realisation of investments	**576**	1,839	**466**	442
	2,170	3,488	**1,261**	1,336
	2,170	3,488	**1,275**	1,367
Investment expenses and charges				
Interest on bank loans and overdrafts	**–**	–	**(31)**	(24)
Interest on dated loan capital	**–**	–	**(58)**	(55)
Interest on other loans	**(14)**	(6)	**(19)**	(24)
Investment management expenses	**(49)**	(77)	**(26)**	(27)
Vacant lease costs	**–**	–	**–**	(25)
	(63)	(83)	**(134)**	(155)
Net investment income	**2,107**	3,405	**1,141**	1,212

11. METHODOLOGY FOR CALCULATIONS OF LONGER TERM RATE OF RETURN AND COMPARISON OVER A LONGER TERM

The rates of investment return used for the longer term rate of return basis are reviewed annually and are set out below:

	2001 %	2000 %
Pre tax returns assumed		
Fixed interest returns (nominal)	**6.00**	6.00
Equity returns (nominal)	**9.00**	9.00
Inflation	**3.00**	3.00

These returns are applied to the average, over the year, of the investments directly attributable to shareholders and the general insurance technical provisions. In each case, the element of shareholders' funds has been determined by reference to the risk based capital that the directors judge is necessary to support the business. The values of the investments are adjusted to reduce the effect of short term fluctuations, while recognising such changes over the longer term.

The aggregate amount of investment return recognised under the longer term basis since 1 January 1994 amounts to **£8.8bn**. The total investment return that arose in this period was **£9.8bn**.

12. AUDITORS' REMUNERATION

	2001 £000	2000 £000
Audit of Group accounts		
PricewaterhouseCoopers	**2,837**	2,621
Other	**176**	176
	3,013	2,797
Other statutory audit		
PricewaterhouseCoopers	**1,220**	1,579
Other	**36**	33
	1,256	1,612
	4,269	4,409

Remuneration for audit includes **£16,000** (2000 £16,000) in respect of the Parent Company.

Non-audit fees of **£22,355,000** (2000 £10,989,000) in the UK during the year were payable to PricewaterhouseCoopers.

13. TAXATION

The taxation on profit on ordinary activities charged/(credited) in the profit and loss account is as follows:

	Technical account long term business		Non-technical account	
	2001 **£m**	2000 £m	**2001** **£m**	Restated 2000 £m
UK taxation				
Corporation tax	**80**	182	**3**	87
Trading losses utilised	**–**	–	**–**	(1)
Deferred tax	**(31)**	(56)	**5**	(92)
Prior year items	**(50)**	3	**8**	(6)
Double taxation relief	**(2)**	(2)	**(36)**	(63)
	(3)	127	**(20)**	(75)
Tax attributable to balance on the long term business technical account	**–**	–	**62**	61
Overseas taxation	**29**	95	**(47)**	84
Tax charge/(credit)	**26**	222	**(5)**	70
Analysed				
Parent and subsidiaries	**26**	222	**(12)**	67
Associated undertakings	**–**	–	**7**	3

UK corporation tax for the current year in the Non-Technical Account is based on a rate of **30%** (2000 30%). Further details of current and deferred tax are given in notes 19, 31, 33 and 34. The tax credit is low in relation to the loss on ordinary activities before tax mainly due to the unrealised loss on investments, the amortisation of goodwill, the amortisation of goodwill in acquired claims provisions and the goodwill on subsidiaries sold previously written off directly to profit and loss reserves, none of which are deductible for tax.

The tax charge for UK corporation tax in the Technical Account – Long Term Business is provided at rates between **20%** and **30%** (2000 between 20% and 30%) computed in accordance with the rules applicable to life insurance companies.

Refer to note 1 for explanation of restatement.

14. DIVIDENDS

	2001 **p**	2000 p	**2001** **£m**	2000 £m
Ordinary				
Interim paid	**8.8**	8.8	**126**	125
Final proposed	**7.2**	17.2	**101**	247
			227	372
Preference			**9**	9
			236	381

Full provision has been made for the proposed final dividend.

15. EARNINGS PER ORDINARY SHARE

The earnings per ordinary share shown in the Consolidated Profit and Loss Account is calculated by reference to the loss attributable to the equity shareholders of **£1,246m** (2000 loss £37m) and the weighted average of **1,424,208,311** (2000 1,420,283,141) shares in issue during the year.

	2001 £m	Restated 2000 £m
(Loss) for the financial year attributable to shareholders	**(1,237)**	(28)
Preference dividends	**(9)**	(9)
(Loss) for the financial year attributable to equity shareholders	**(1,246)**	(37)

The diluted earnings per share is calculated by reference to the loss attributable to equity shareholders adjusted for such items that on conversion to shares give rise to dilution. This is calculated using the adjusted loss of **£1,246m** (2000 loss £37m) and the adjusted weighted average of **1,424,208,311** (2000 1,420,283,141) shares in issue during the year.

When calculating the diluted earnings per ordinary share there is no adjustment to the loss attributable to equity shareholders and there are no dilutive potential ordinary shares.

Group operating earnings after tax per ordinary share (based on longer term investment return) attributable to shareholders includes tax on the allocated longer term investment return at a notional rate of **32%** (2000 32%). It is the opinion of the directors that this measure provides a better indication of the underlying performance of the business of the Group.

The reconciliation of Group operating earnings after tax (based on longer term investment return) per ordinary share to earnings per ordinary share is as follows:

	2001 p	Restated 2000 p
Group operating earnings after tax (based on longer term investment return) per ordinary share		
Attributable to shareholders per ordinary share	**(4.1)**	17.5
Short term investment fluctuations	**(59.3)**	1.4
Change in the equalisation provisions	**(3.2)**	(1.7)
Amortisation of goodwill	**(4.1)**	(3.9)
Amortisation of goodwill in acquired claims provisions	**(2.6)**	(4.2)
Loss on disposal of subsidiaries	**(7.7)**	(9.0)
Other items	**(6.1)**	(5.5)
Tax	**(0.4)**	2.8
Earnings per ordinary share	**(87.5)**	(2.6)

Group operating earnings after tax (based on longer term investment return) per ordinary share for 2000 has been restated as detailed in note 1.

16. INTANGIBLE ASSETS

	Goodwill in acquired claims provisions £m	Goodwill arising on acquisition £m	**Total £m**
Cost			
At 1 January 2001	226	1,001	1,227
Exchange	2	2	4
Additions	–	93	93
Disposals	–	(3)	(3)
At 31 December 2001	**228**	**1,093**	**1,321**
Amortisation			
At 1 January 2001	(70)	(71)	(141)
Exchange	–	1	1
Charge for the year	(37)	(58)	(95)
At 31 December 2001	**(107)**	**(128)**	**(235)**
Net book value			
At 31 December 2001	**121**	**965**	**1,086**
At 31 December 2000	156	930	1,086

17. INVESTMENTS

	Shareholder consolidated		Combined consolidated	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Land and buildings				
Freehold	**489**	521	**2,682**	2,487
Long leasehold	**8**	9	**231**	185
Short leasehold	**24**	27	**24**	27
Total land and buildings	**521**	557	**2,937**	2,699
Of which Group occupied	**270**	308	**391**	405
Other financial investments				
Shares and other variable yield securities and units in unit trusts	**3,448**	4,647	**11,632**	17,780
Debt securities and other fixed income securities:				
British government securities	**1,147**	1,032	**5,713**	5,366
Other government securities	**3,324**	3,107	**6,030**	5,660
Local authority securities	**600**	811	**638**	1,052
Corporate bonds	**4,729**	4,594	**14,320**	13,142
Preference shares	**263**	358	**266**	453
Loans secured by mortgages	**133**	125	**427**	475
Other loans (see opposite page)	**63**	76	**91**	117
Deposits with credit institutions	**1,318**	651	**1,538**	830
Total other financial investments	**15,025**	15,401	**40,655**	44,875
Listed investments				
Included in total investments are the following:				
Interests in associated undertakings	**62**	114	**62**	115
Shares and other variable yield securities and units in unit trusts	**3,208**	4,408	**11,113**	17,397
Debt securities and other fixed income securities	**4,607**	4,705	**21,310**	19,882
	7,877	9,227	**32,485**	37,394

17. INVESTMENTS (CONTINUED)

In addition, within the Combined Consolidated Balance Sheet, debt securities held in North America amounting to **£4,405m** (2000 £4,548m) at market value are freely traded in an approved securities market but are not listed within the meaning of the Companies Act.

Other financial investments in the Combined Consolidated Balance Sheet include securities valued on an amortised cost basis of **£3,548m** (2000 £3,495m) with a historical cost of **£3,427m** (2000 £3,483m), a market value of **£3,576m** (2000 £3,580m) and a redemption value of **£3,251m** (2000 £3,529m).

Other loans shown above for the Combined Consolidated Balance Sheet include amounts of **£28m** (2000 £41m) relating to policyholder loans.

The historical cost of total investments (excluding value of long term business) included in the Combined Consolidated Balance Sheet is **£39,388m** (2000 £39,449m). The historical cost of assets held to cover linked liabilities is **£7,077m** (2000 £7,382m).

The property valuations have been prepared on the basis of open market value at the balance sheet date in accordance with The Royal Institution of Chartered Surveyors' Appraisal and Valuation Manual, by external qualified valuation surveyors.

18. VALUE OF LONG TERM BUSINESS

This represents the amount considered by the directors, based on internal actuarial advice, to be a prudent value of the shareholders' interest in the long term business funds, not already recognised under the modified statutory valuation principles of profit recognition.

The principal assumptions used to calculate the value of the UK long term business are:

	2001 **%**	2000 %
Investment return:		
Fixed interest	**5.04**	4.73
UK equities	**7.54**	7.23
Overseas equities	**7.54**	7.23
Expense inflation	**3.20**	3.20
Discount rate (including risk margins)	**7.50**	7.30
Risk margin included within discount rate	**4.00**	4.00

The investment returns represent the underlying long term assumptions implicit in the calculation of the value of long term business.

Amortisation charged to the long term business technical account amounted to **£13m** (2000 £9m). The cumulative unamortised acquired value of long term business at 31 December 2001 amounted to **£102m** (2000 £125m).

19. DEBTORS

Debtors arising out of direct insurance operations are analysed as follows:

	Shareholder consolidated		Combined consolidated	
	2001 **£m**	2000 £m	**2001** **£m**	2000 £m
Due from policyholders	**1,096**	1,087	**1,160**	1,169
Due from intermediaries	**1,980**	1,604	**1,980**	1,629
	3,076	2,691	**3,140**	2,798

Other debtors in the Shareholder Consolidated Balance Sheet includes **£1,191m** (2000 £1,093m) relating to intercompany balances with the life fund. This includes shareholders' accrued interest, shareholders' net assets of certain overseas long term business operations and a loan to the UK Life fund.

Other debtors included in the Combined Consolidated Balance Sheet include **£21m** (2000 £nil) relating to deferred tax.

20. TANGIBLE ASSETS

	Parent Company			Combined consolidated
	Land and buildings £m	Other £m	Total £m	£m
Cost				
At 1 January 2001	24	16	40	740
Exchange	–	–	–	(7)
Additions	2	3	5	133
Disposals	–	–	–	(70)
Acquisitions/disposals of subsidiary undertakings	–	–	–	(55)
At 31 December 2001	**26**	**19**	**45**	**741**
Depreciation				
At 1 January 2001	–	3	3	487
Exchange	–	–	–	(4)
Charge for the year	–	2	2	86
Disposals	–	–	–	(44)
Disposals of subsidiary undertakings	–	–	–	(42)
At 31 December 2001	**–**	**5**	**5**	**483**
Net book value				
At 31 December 2001	**26**	**14**	**40**	**258**
At 31 December 2000	24	13	37	253

The land and buildings included in the Parent Company Balance Sheet are reclassified as investments in the Combined Consolidated Balance Sheet. The remaining other assets principally comprise short leasehold improvements, fixtures, fittings and equipment.

The land and buildings in the Parent Company Balance Sheet comprises freehold **£18m** (2000 £16m) and long leasehold **£8m** (2000 £8m).

21. INTERESTS IN ASSOCIATED UNDERTAKINGS

The companies shown in the list of principal associated undertakings and other significant shareholdings are those, not being subsidiaries, in which Royal & Sun Alliance Insurance Group plc and its subsidiaries held at 31 December 2001 a participating interest and which are associated undertakings as defined in the Companies Act 1985. All holdings are of equity shares.

Interests in associated undertakings comprise:

	2001 £m	2000 £m
Shares at cost		
At 1 January	**130**	74
Acquisitions	**185**	56
Disposals	**(1)**	–
At 31 December	**314**	130
Adjustment to valuation	**(81)**	112
Net book value	**233**	242

Balances due from associated undertakings at 31 December 2001 amounted to **£7m** (2000 £7m).

During 2001 the Group acquired a direct interest in Mutual & Federal Insurance Company Ltd of 37.5%. Previously the Group's interest was structured through an intermediate holding company, Mutual & Federal Investments Ltd. The reorganisation was achieved by disposal of the interest in the investment company and the acquisition of the interest in the insurance company at market value. No gain or loss arose on this transaction.

22. ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

During the year, acquisitions of subsidiary undertakings were made for a total consideration of **£150m**. Goodwill of **£93m** arising on those acquisitions has been capitalised and is being amortised.

The aggregate value of Group acquisitions made during the year was:

	Book value on acquisition £m	Fair value adjustments £m	**Fair value to Group £m**
Investments	101	4	**105**
Other assets	89	(1)	**88**
Other liabilities	(40)	(2)	**(42)**
Technical provisions for general business	(97)	8	**(89)**
Minority interest	(5)	–	**(5)**
Net assets	48	9	**57**
Consideration including acquisition costs			**150**
Goodwill			**93**

The consideration was paid in cash except for **£9m** outstanding at the balance sheet date. The Group has used the acquisition method to account for all acquisitions.

Group acquisitions during the year include:

1. On 1 October 2001, 100% of the ordinary share capital of GIO Holdings New Zealand Limited.

2. On 4 December 2001, 100% of the ordinary share capital of Seguros BBV Probursa.

3. On 18 December 2001, 100% of the ordinary share capital of CGU Companhia de Seguros S.A.

4. Net assets of businesses other than subsidiary undertakings, which gave rise to **£77m** of goodwill.

The principal fair value adjustments relate to the valuation of technical provisions to exclude provisions required under local accounting principles and adjustments to the valuation of investments to align accounting policies of the subsidiary with those of the Group. The remaining fair value adjustments relate to valuation adjustments to other assets and liabilities.

All adjustments are provisional given the acquisitions were completed shortly before the year end.

During the year, the Group acquired for **£4m** further minority interests in existing subsidiaries, which did not give rise to additional goodwill.

The amortisation periods for Group acquisitions and the minority purchases made during the year range from 10 to 20 years, being the periods over which the value of the businesses acquired are expected to exceed the value of their underlying assets.

23. LOSS ON DISPOSAL OF SUBSIDIARIES

During the year, disposals of subsidiary undertakings were made for a total consideration of **£300m**. The disposals of subsidiaries gave rise to an exceptional pre tax loss of **£100m** after write off of **£168m** of goodwill. Disposals of subsidiaries during the year comprised Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA, Royal & Sun Alliance Vida y Pensiones SA, Swinton (Holdings) Ltd, Royal & Sun Alliance Trust (Jersey) Ltd, Royal & Sun Alliance Trust (Channel Islands) Ltd, Royal & Sun Alliance Trust Company Ltd and Royal & Sun Alliance Life Insurance Company of Canada.

Additionally, the disposals in respect of Lloyd Italico Vita SpA, Lloyd Italico Assicurazioni SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA were completed with a total consideration of **£88m**. At 31 December 2000, a provision for £63m was made and goodwill of £102m, previously written off directly to profit and loss reserves, had been written off in the non-technical account. These disposals gave rise to an additional exceptional pre tax loss of **£9m**.

The Group also disposed of part of an interest in a subsidiary to minority shareholders for consideration of **£1m** giving rise to an exceptional pre tax profit of **£nil**.

24. INVESTMENTS (PARENT COMPANY BALANCE SHEET)

	Shares in subsidiary undertakings £m	Loans to subsidiaries £m	Unlisted shares £m	Other loans £m	**Total £m**
At 1 January 2001 (restated)	6,456	361	6	52	**6,875**
Additions/(disposals)	(18)	(25)	(6)	(52)	**(101)**
Revaluations	(1,473)	–	–	–	**(1,473)**
At 31 December 2001	4,965	336	–	–	**5,301**

The historical cost of the shares in subsidiary undertakings is **£1,220m** (2000 £1,238m).

The Group's principal subsidiaries at 31 December 2001 are set out in the list of principal subsidiaries. The companies are all engaged in the transaction of insurance or related business. The countries shown are those of incorporation and principal operation.

25. CAPITAL COMMITMENTS

The estimated amount of capital commitments contracted but not provided for in these financial statements is **£120m** (2000 £54m). The Parent Company has no unprovided capital commitments.

26. SHAREHOLDERS' FUNDS

Group

The movements in the Group's capital and reserves are detailed in the Statement of Movements in Shareholders' Funds.

The amount of goodwill written off directly to the profit and loss account prior to 1 January 1998 and remaining written off is **£508m** (2000 £676m).

Parent

Movements in the Parent Company capital and reserves were as follows:

	Share capital/ premium £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	**2001 £m**	Restated 2000 £m
Shareholders' funds at 1 January (restated)	712	5,218	8	525	**6,463**	6,632
Shareholders' recognised gains	–	(1,473)	–	2	**(1,471)**	193
Issue of share capital	1	–	–	–	**1**	2
Increase in share premium	17	–	–	(4)	**13**	17
Dividends	–	–	–	(236)	**(236)**	(381)
Shareholders' funds at 31 December	730	3,745	8	287	**4,770**	6,463

Share premium of **£4m** arises from the capitalisation of reserves consequent upon the exercise of employee share options.

Refer to note 1 for explanation of restatement.

27. SHARE CAPITAL

	2001 £m	2000 £m
Authorised		
2,000,000,000 ordinary shares of 27.5p each (2000 2,000,000,000 ordinary shares of 27.5p each)	**550**	550
300,000,000 (2000 300,000,000) preference shares of £1 each	**300**	300
Issued and fully paid		
1,439,165,140 ordinary shares of 27.5p each (2000 1,434,838,999 ordinary shares of 27.5p each)	**396**	395
125,000,000 (2000 125,000,000) preference shares of £1 each	**125**	125
	521	520

During the year **4,326,141** ordinary shares of **27.5p** were issued on the exercise of employee share options for a total cash consideration of **£14m**. The total nominal value of ordinary shares issued during the year was **£1m**.

The preference shares carry a right to a fixed cumulative preferential dividend of 7.375% per annum, payable in half yearly instalments, and are irredeemable. On a return of capital on a winding up, the holders are entitled, in priority to holders of all other shares of the Company, to receive out of the surplus assets of the Company any arrears and accruals of the dividend together with the greater of the price at which the gross yield on each preference share is equal to the mean gross yield on 3.5% War Loan or such Government Stock as may be agreed (but not exceeding twice the nominal amount of the preference share) and the nominal amount of the share together with any premium paid on issue. The holders of preference shares have the right to vote at a General Meeting of the Company only if at the date of the notice of the meeting the dividend payable on the shares is in arrears or otherwise on a resolution to vary the rights attaching to the preference shares.

The Royal & Sun Alliance ESOP Trust holds ordinary shares in the Company which may subsequently be transferred to employees (other than the executive directors). At 31 December 2001 the Trust held **11,543,076** ordinary shares (2000 11,609,879) in the Company with a nominal value of **£3,174,346** (2000 £3,192,717) and a market value, based on the mid-market value of the Company's shares at the close of business on 31 December 2001 as shown in the Official List of the London Stock Exchange, of **£46m** (2000 £67m).

The Royal & Sun Alliance ESOP Trust No 2 holds ordinary shares in the Company which may subsequently be transferred to employees including executive directors. At 31 December 2001 the Trust held **697,200** ordinary shares (2000 697,200) in the Company with a nominal value of **£191,730** (2000 £191,730) and a market value, based on the mid-market value of the Company's shares at the close of business on 31 December 2001 as shown in the Official List of the London Stock Exchange, of **£3m** (2000 £4m).

The Trustee of each Trust has waived its rights to dividends in excess of 0.01p on shares held by the Trusts. When computing the earnings per share, the shares held by the Trusts have been ignored in the calculation as, under FRS14 'Earnings per Share', they are treated as if they were cancelled.

27. SHARE CAPITAL (CONTINUED)

At 31 December 2001, under employee savings related share option schemes, employees held options over 27,809,629 ordinary shares at option prices ranging from 206.2p – 483.0p per share. Under the schemes, options are granted with an option price set at a discount of 12% to 20% of the market value of the ordinary shares in the period immediately preceeding the date of grant. The options are normally exercisable within six months of the respective exercise date, which is set at three to seven years after the date of grant. The Group makes use of the exemption in UITF abstract 17 (revised 2000) and accordingly recognises no cost for the options.

Number of shares	Option price per share	Year of exercise
956,901	206.2p – 483.0p	2001
3,782,848	248.0p – 435.0p	2002
4,481,968	294.0p – 439.0p	2003
6,527,839	395.0p – 447.0p	2004
6,371,759	341.0p – 439.0p	2005
5,255,561	384.0p – 407.0p	2006
432,753	310.0p – 310.0p	2007

At 31 December 2001, under executive share option schemes, options over 41,525,639 ordinary shares were held at option prices ranging from 141.6p – 550.8p. The options are potentially exercisable between three and ten years after grant, with the exception of the US scheme in which the exercise of options can be accelerated by the performance of the US subsidiary. These options are potentially exercisable between one and three years. Options outstanding are as follows:

Number of shares	Option price per share	Year of exercise
183,149	141.6p – 232.0p	1995
232,580	262.9p – 369.0p	1996
265,713	225.9p – 344.0p	1997
440,927	311.6p – 343.0p	1998
782,129	225.9p – 225.9p	1999
1,206,017	311.6p – 438.0p	2000
288,281	497.0p – 550.8p	2001
18,048,886	370.0p – 550.8p	2002
11,300,055	345.0p – 544.0p	2003
8,777,902	387.0p – 544.0p	2004

28. DATED LOAN CAPITAL

	Parent Company		Combined consolidated	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Subordinated guaranteed US$ bonds	**334**	327	**334**	327
Subordinated guaranteed Euro bonds	**304**	312	**304**	312
Subordinated guaranteed loan	**146**	145	**146**	145
	784	784	**784**	784

The subordinated guaranteed US$ ($500m) bonds have a redemption date of 15 October 2029. The rate of interest payable on the US$ bonds is 8.95% although the Company manages the overall interest cost through use of derivative contracts. At 31 December 2001 derivative contracts were in place which have the effect of converting the interest payable to a floating rate on US$75m of the bond to maturity and on a further US$50m for up to three years. Additionally, banks have the right to convert US$50m to a floating rate on any interest payment date of the bonds. Under certain circumstances, some of these derivative contracts may be cancelled on interest payment dates.

The subordinated guaranteed Euro bonds (€500m) have a redemption date of 15 October 2019. €200m of the Euro bonds bear interest at a fixed rate of 6.875% until 15 October 2009 and a floating rate thereafter. €300m of the Euro bonds bear interest at a floating rate from the date of issue. The Company has the option to repay the Euro bonds on specific dates from 15 October 2009.

28. DATED LOAN CAPITAL (CONTINUED)

The subordinated guaranteed loan has a redemption date of 18 February 2030. The loan (JPY25bn) is denominated in yen but interest is payable at 5.14% in US dollars. Derivative contracts are in place which convert the loan and interest payments to sterling at a fixed rate of 6.99%. Further derivative contracts were entered into during the year which have the effect of converting interest payable to a floating rate on £25m of the loan. Derivative contracts were also in place to reduce the fixed cost on £75m of the loan; the counterparties have the option to cancel some of these contracts which may result in the Company paying a floating rate of interest in the future.

The bonds and the loan are contractually subordinated to all other creditors of the Company such that in the event of a winding up or of bankruptcy, they are to be repaid only after the claims of all other creditors have been met.

29. LONG TERM BUSINESS PROVISION

The principal assumptions used to calculate the UK long term business provision for the main classes of business are:

	2001	2000
Interest rates		
Life – with profit	3.25%	2.30% to 2.90%
Pensions – with profit	3.85% to 4.95%	2.70% to 4.00%
Annuities – in payment	5.00%	4.80%
Mortality rates		
Life – with profit	AM80, AF80 with adjustments	AM80, AF80 with adjustments
Pensions – with profit	AM80, AF80 with adjustments	AM80, AF80 with adjustments
Annuities – in payment	PMA92/PFA92 (c=2020) with adjustments	PMA80/PFA80 (c=2010) with adjustments

The valuation has been carried out principally using a net premium method.

Generally accepted actuarial tables are used as appropriate in overseas long term business operations. No details are given as the list would be too long and complex given the number of countries and variety of products involved.

30. OUTSTANDING CLAIMS

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total value of outstanding claims provisions less reinsurance recoveries before discounting amounted to **£11,698m** (2000 £11,344m).

Claims are discounted, as follows:

	Category	Discounted rate		Average period to settlement	
		2001 %	2000 %	**2001**	2000
UK	Asbestos & Environmental	**5.00**	5.00	**7 years**	7 years
Europe	Disability	**3.37**	3.55	**12 years**	14 years
Americas	Asbestos & Environmental	**5.00**	5.00	**10 years**	10 years
	Disability	**5.00**	3.50	**15 years**	14 years
Asia Pacific	Disability	**6.15**	6.15	**12 years**	13 years

In determining the average period to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

31. PROVISIONS FOR OTHER RISKS AND CHARGES

	Reorganisation provisions £m	Deferred taxation £m	Pensions and post retirement benefits £m	Other provisions £m	**Total £m**
At 1 January 2001	50	40	138	139	**367**
Exchange adjustments	1	(7)	(1)	–	**(7)**
Charged/(credited)	9	(52)	27	17	**1**
Utilised	(17)	–	(23)	(73)	**(113)**
Transferred to other debtors	–	21	–	–	**21**
Disposal of subsidiary undertakings	(2)	(2)	(1)	(1)	**(6)**
At 31 December 2001	41	–	140	82	**263**

Reorganisation provisions comprise costs relating to reorganisations mainly within the USA general business and UK life business. The bulk of the provision relates to commitments on vacant property which has been leased by the Group and the costs will be borne across the period to expiry of the leases concerned which is up to 20 years. The remaining reorganisation provisions are expected to be incurred within one year.

Other provisions include various litigation provisions of **£22m**, the payment of which are dependent upon legal processes. In addition, there are provisions of **£42m** held relating to vacant property leases, dilapidations and refurbishments, the costs relating to which will be borne across the period over which the leases expire, which is up to 20 years.

32. BORROWINGS

	Shareholder consolidated		Combined consolidated	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Debenture loans				
Secured (note 3)				
10.47% mortgage loans	**16**	17	**18**	18
Unsecured				
9.625% subordinated bonds 2003	**100**	100	**100**	100
Commercial paper	**1**	207	**1**	207
Total debenture loans	**117**	324	**119**	325
Amounts owed to credit institutions – unsecured	**964**	57	**965**	57
Total borrowings	**1,081**	381	**1,084**	382
Repayable as follows:				
1 year or less	**47**	250	**48**	250
Between 1 and 2 years	**1,011**	–	**1,012**	–
Between 2 and 5 years	**6**	111	**6**	111
After 5 years	**17**	20	**18**	21
	1,081	381	**1,084**	382

Notes:

1. Interest payable on amounts repayable within five years was **£37m** (2000 £48m) and after five years **£5m** (2000 £1m).

2. Loans from credit institutions of **£913m** (2000 £nil) under committed credit facilities have been classified by reference to the earliest date on which repayment may be demanded by the lender. At 31 December 2001 total committed credit facilities available to the Group were **£1,502m** (2000 £1,483m), of which **£nil** (2000 £nil) expire within one year, **£1,494m** (2000 £nil) expire within one to two years, **£8m** (2000 £1,483m) expire within two to five years and **£nil** (2000 £nil) expire after five years. Additional borrowings are subject to covenants in respect of the Group's shareholders' funds.

3. The secured debenture loans are secured on certain properties of the Group.

4. There are no Parent Company borrowings.

33. OTHER CREDITORS

Other creditors including taxation and social security in the Combined Consolidated Balance Sheet includes a liability of **£100m** (2000 £236m) in respect of corporation tax payable.

34. DEFERRED TAXATION

	Provided		Unprovided	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Unrealised gains arising from investments other than long term	**111**	102	**389**	709
Other timing differences other than on long term business	**(132)**	(62)	**(276)**	(231)
	(21)	40	**113**	478

Unprovided deferred taxation reflects amounts not expected to crystallise in the foreseeable future.

In addition to the amounts stated above, deferred taxation in respect of unrealised investment gains is allowed for:

1. In the long term business provision amounting to **£169m** (2000 £335m) on a discounted basis with movements during the year being included in that provision: the unprovided amount is **£76m** (2000 £123m).

2. Within assets held for linked liabilities amounting to **£22m** (2000 £155m) with movements during the year being included in the tax attributable to long term business: the unprovided amount is **£nil** (2000 £40m).

35. OPERATING LEASES

	Land and building		Other	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Annual commitments under non-cancellable operating leases which expire:				
1 year or less	**11**	10	**2**	7
Between 2 and 5 years	**38**	33	**18**	17
After 5 years	**74**	84	**–**	–
	123	127	**20**	24

All material leases of land and buildings are subject to rent review periods of between three and five years.

36. MANAGED FUNDS

The Group administers the funds of a number of group pension funds in its own name but on behalf of others. The assets, as shown below, and corresponding liabilities of these funds have been included within the Combined Consolidated Balance Sheet.

	2001 £m	2000 £m
Land and buildings	**43**	37
Shares and other variable yield securities and units in unit trusts	**702**	783
Debt securities and other fixed income securities	**275**	261
Cash at bank and in hand	**12**	27
	1,032	1,108
Debtors	**7**	7
Creditors	**(2)**	(6)
Net assets	**1,037**	1,109

37. RECONCILIATION OF TOTAL GROUP OPERATING PROFIT BEFORE TAX TO NET CASH OUTFLOW

	2001 £m	Restated 2000 £m
Total Group operating (loss)/profit	**(1,158)**	153
Unrealised and realised losses/(gains)	**547**	(296)
Change in technical provisions and equalisation provisions	**1,063**	(64)
Profits relating to long term business	**(173)**	(239)
Cash received from long term business	**92**	151
Depreciation	**73**	70
Amortisation of goodwill and goodwill in acquired claims provisions	**95**	115
Interest on dated loan capital	**58**	55
Change in debtors less creditors	**(481)**	(87)
Net cash inflow/(outflow) from operating activities	**116**	(142)

Refer to note 1 for explanation of restatement.

38. MOVEMENTS IN OPENING AND CLOSING PORTFOLIO INVESTMENTS NET OF FINANCING

	2001 £m
Net cash outflow for the period	**(28)**
Increase in net portfolio investments	**613**
Increase in borrowings	**(701)**
Issue of share capital	**(14)**
Movement arising from cash flows	**(130)**
Movement in long term business	**(3,512)**
Acquisitions and disposals of subsidiary undertakings	**(481)**
Portfolio transfers	**98**
Changes in market values and exchange rates	**(720)**
Other	**73**
Total movement in portfolio investments net of financing	**(4,672)**
Portfolio investments net of financing	
At 1 January 2001	46,450
At 31 December 2001	**41,778**

39. PORTFOLIO INVESTMENTS

	2001 £m	2000 £m
Purchase of portfolio investments		
Land and buildings	**53**	23
Shares and other variable yield securities	**1,308**	1,480
Loans, debt securities and fixed income securities	**13,971**	13,459
	15,332	14,962
Sale of portfolio investments		
Land and buildings	**(49)**	(30)
Shares and other variable yield securities	**(1,943)**	(1,875)
Loans, debt securities and fixed income securities	**(13,393)**	(13,942)
	(15,385)	(15,847)
Net increase in deposits with credit institutions	**666**	34
Net portfolio investments	**613**	(851)

40. MOVEMENTS IN CASH, PORTFOLIO INVESTMENTS AND FINANCING

	At 1 January 2001 £m	Cash flow £m	Long term business £m	Acquisitions and disposals of subsidiary undertakings (excl cash) £m	Portfolio transfers £m	Market value and currency £m	Other £m	**At 31 December 2001 £m**
Land and buildings	2,699	4	274	(20)	–	(17)	(3)	**2,937**
Shares and other variable yield securities	17,780	(635)	(4,949)	9	–	(590)	17	**11,632**
Loans, debt securities and fixed income securities	26,265	578	1,065	(474)	98	(94)	47	**27,485**
Deposits with credit institutions	830	666	41	4	–	(18)	15	**1,538**
Net cash at bank and in hand	754	(28)	58	–	–	(1)	1	**784**
Share capital/premium	(712)	(14)	–	–	–	–	(4)	**(730)**
Borrowings	(382)	(701)	(1)	–	–	–	–	**(1,084)**
Dated loan capital	(784)	–	–	–	–	–	–	**(784)**
Total	46,450	(130)	(3,512)	(481)	98	(720)	73	**41,778**

41. ANALYSIS OF THE NET OUTFLOW OF CASH IN RESPECT OF ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

	2001 £m	2000 £m
Cash consideration	**(141)**	(16)
Cash at bank and in hand acquired	**2**	–
Net outflow of cash in respect of acquisitions of subsidiary undertakings	**(139)**	(16)

42. DISPOSAL OF SUBSIDIARY UNDERTAKINGS

	Total £m
Net assets disposed of:	
Investments	**586**
Value of long term business	**43**
Cash at bank	**36**
Other assets	**356**
Other liabilities	**(135)**
Technical provisions for general business	**(557)**
Profit on disposal	**59**
Total disposal consideration	**388**
Consideration in respect of prior year disposals	**26**
Total cash consideration	**414**

43. TRANSACTIONS WITH RELATED PARTIES

A number of the directors, other key managers, their close families and entities under their control have general and/or long term insurance policies with subsidiary companies of the Group. Such policies are on normal commercial terms except that executive directors and key managers are entitled to special rates which are also available to other members of staff. The Board has considered the financial effect of such insurance policies and other transactions with Group companies and has concluded that they are not material to the Group or the individuals concerned and, if disclosed, would not influence decisions made by users of these financial statements.

The Board has also concluded that there are no transactions with other directors or key managers that are material to their own financial affairs.

In 2000, Royal & Sun Alliance Linked Insurances Ltd (RSALI) and Phoenix Assurance plc, two wholly owned subsidiaries of the Group, entered into a financial reassurance arrangement to maintain the regulatory solvency of RSALI. Due to the legally segregated nature of the long term business fund of Phoenix Assurance plc and the profit recognition methods prescribed by the modified statutory basis of accounting for with profit life companies, the balance on the consolidated long term business technical account of the Group, which is stated after tax, includes **£8.1m** (2000 £6.8m) of net profit arising in the year from this arrangement.

44. SHAREHOLDERS' INTEREST IN LONG TERM BUSINESS

The total shareholders' interest in long term business contained within the Consolidated Balance Sheet comprises:

	UK £m	Europe £m	Americas £m	Asia Pacific £m	**2001 £m**	2000 £m
Shareholders' accrued interest	142	55	–	140	**337**	316
Value of long term business	1,129	69	56	81	**1,335**	1,729
Shareholders' funds and subordinated liabilities attributable	399	281	118	33	**831**	752
	1,670	405	174	254	**2,503**	2,797
Less notionally attributed to general business					**(200)**	(200)
					2,303	2,597

Value of long term business is described in the Accounting Policies and in note 18. The movement in value of long term business, other than the amortisation of the present value of acquired in-force business, is credited to other reserves within capital and reserves.

Shareholders' funds attributable represent those assets held outside the long term funds but which are assessed by the directors to be the amount maintained in support of the long term business.

45. SUBSEQUENT EVENT

As from 1 January 2002 the Group entered into a 10% quota share reinsurance programme which covers the majority of the Group's non-life business written in the UK, Denmark, USA, Canada and Australia.

46. ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

World Trade Center

The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September, net of expected reinsurance recoveries, is **£215m**. This is an unprecedented event, which still has many unresolved issues in respect of both the gross loss and the consequent extent of the reinsurance recoveries. The estimate of **£215m** has been prepared on the basis that the destruction of the World Trade Center towers represents one event rather than two. However, this is subject to legal interpretation of the wording of the insurance contracts and, as a consequence, there is some uncertainty as to the eventual decision. Other significant uncertainties relate to the size of the claims yet to be fully presented, in particular in respect of the business interruption claims, and the consequent recoverability of the amounts due from reinsurers. The directors have made an estimate which they believe is appropriate based on the information available to them, nevertheless the final cost may be significantly different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum.

UK Regulation

Effective in November 2001, the Financial Services Authority (FSA) assumed overall responsibility for regulating the financial services business in the UK, including insurance. The Group has been holding discussions with the FSA covering a wide variety of issues including potential misselling of regulated life products, treatment of life guaranteed annuity options, the implementation of the EU Groups' Directive and its interrelationship with the overall capital position of the Group. In a number of respects these discussions have yet to be concluded and it is possible that the final outcome may have financial consequences for the Group. Such financial consequences could include the provision of financial support for subsidiaries, changes in the calculation of policyholder liabilities, and possible penalties imposed by the FSA. There is uncertainty over what the financial consequences will be and if a requirement does arise there will be a number of different ways in which such a requirement may be satisfied. Consequently it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available the directors do not believe that it is probable that any financial consequences will be material to the Group's financial position as a whole.

UK Life

The solvency of the UK Life Funds is sensitive to changes in investment conditions. One of the funds has a low regulatory solvency and a parent company has agreed, in certain circumstances, to make loans to this life fund in order to meet such a funding need should it arise, which is expected to be recoverable from future surpluses. At 31 December 2001 the remaining loan available under these arrangements was **£240m** (2000 £nil) but had not been utilised.

	Total		General business		Personal		Commercial		Long term business	
	2001 £m	Restated 2000 £m	2001 £m	Restated 2000 £m	2001 £m	2000 £m	2001 £m	Restated 2000 £m	2001 £m	2000 £m
Net premiums written (note 1)										
UK	**5,254**	5,153	**3,490**	3,148	**1,691**	1,673	**1,799**	1,475	**1,764**	2,005
Europe (note 4)	**2,338**	2,639	**1,601**	1,749	**900**	1,099	**701**	650	**737**	890
Americas (note 7)	**3,178**	3,095	**2,983**	2,798	**1,047**	1,007	**1,936**	1,791	**195**	297
Asia Pacific	**942**	924	**739**	677	**460**	420	**279**	257	**203**	247
	11,712	11,811	**8,813**	8,372	**4,098**	4,199	**4,715**	4,173	**2,899**	3,439
Underwriting result/balance on the technical account – long term business (note 2)										
UK	**(377)**	(186)	**(495)**	(350)	**(37)**	(150)	**(458)**	(200)	**118**	164
Europe (note 5)	**(103)**	(192)	**(118)**	(218)	**(41)**	(134)	**(77)**	(84)	**15**	26
Americas (note 8)	**(597)**	(325)	**(609)**	(344)	**(66)**	(32)	**(543)**	(312)	**12**	19
Asia Pacific	**20**	(13)	**(8)**	(43)	**16**	16	**(24)**	(59)	**28**	30
	(1,057)	(716)	**(1,230)**	(955)	**(128)**	(300)	**(1,102)**	(655)	**173**	239
Group operating result (based on longer term investment return) (note 3)										
UK	**73**	239	**(45)**	75	**129**	12	**(174)**	63	**118**	164
Europe (note 6)	**115**	43	**100**	16	**80**	14	**20**	2	**15**	27
Americas (note 8)	**(125)**	184	**(141)**	160	**17**	51	**(158)**	109	**16**	24
Asia Pacific	**112**	76	**75**	39	**64**	67	**11**	(28)	**37**	37
	175	542	**(11)**	290	**290**	144	**(301)**	146	**186**	252
Other activities	**(159)**	(80)								
Group operating result (based on longer term investment return)	**16**	462								
Interest on dated loan capital	**(58)**	(55)								
Change in the equalisation provisions	**(46)**	(24)								
Amortisation of goodwill	**(58)**	(56)								
Amortisation of goodwill in acquired claims provisions	**(37)**	(59)								
Reorganisation costs and other items	**(110)**	(119)								
Group operating profit (based on longer term investment return)	**(293)**	149								

Notes:

1. Net premiums written by destination do not differ materially from net premiums written by source.

2. The balance on the long term business technical account is gross of tax.

3. Group operating result (based on longer term investment return) is a measure used for internal purposes in the management of our business segments.

4. Included within Europe in general business is **£116m** (2000 £337m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and in long term business is **£nil** (2000 £94m) relating to the discontinued businesses Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

5. Included within Europe in general business is **£7m** (2000 £(45)m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and in long term business is **£nil** (2000 £4m) relating to the discontinued businesses Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

6. Included within Europe in general business is **£15m** (2000 £(3)m) relating to the discontinued businesses Regal Insurance Club Compañia Española de Seguros SA, Royal & Sun Alliance SA and Lloyd Italico Assicurazioni SpA and in long term business is **£nil** (2000 £4m) relating to the discontinued businesses Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

7. Included within Americas in long term business is **£81m** (2000 £172m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.

8. Included within Americas in long term business is **£nil** (2000 £11m) relating to the discontinued business Royal & Sun Alliance Life Insurance Company of Canada.

9. Refer to note 1 of the Notes on the Accounts for explanation of restatement.

	Total		General business		Long term business	
	2001 £m	Restated 2000 £m	**2001 £m**	Restated 2000 £m	**2001 £m**	2000 £m
Total capital, reserves and dated loan capital						
UK (note 2)	**1,777**	2,063	**107**	289	**1,670**	1,774
Europe (note 2)	**1,446**	1,743	**1,042**	1,236	**404**	507
Americas (note 2)	**2,799**	3,314	**2,624**	3,061	**175**	253
Asia Pacific	**701**	651	**447**	388	**254**	263
	6,723	7,771	**4,220**	4,974	**2,503**	2,797
Associated undertakings	**233**	241				
Other businesses (note 1)	**(1,003)**	(359)				
Total capital, reserves and dated loan capital	**5,953**	7,653				

Notes:

1. The capital, reserves and dated loan capital attributed to other businesses include those of non insurance businesses and Group borrowings.

2. Included in general business within Americas is **£334m** (2000 £327m), within Europe is **£304m** (2000 £312m) and within the UK is **£146m** (2000 £145m) of dated loan capital.

3. The directors consider that in relation to reporting of profit and loss account information the reportable segments of the general business are personal and commercial. Such a segmentation is not considered appropriate in relation to the Group's total capital where risk based capital modelling is used to allocate capital to regions and operations. There are differences between actual regional total capital and that considered to be required on a risk based capital basis due to regulatory requirements at the individual operation level.

4. Refer to note 1 of the Notes on the Accounts for explanation of restatement.

PRINCIPAL SUBSIDIARY COMPANIES

As at 31 December 2001

		Principal activity
United Kingdom	Royal Insurance Holdings plc (note 2)	Holding company
	Royal & Sun Alliance Insurance plc	General insurance
	British Aviation Insurance Company Ltd (57.1%)	General insurance
	FirstAssist Group Ltd	Insurance services
	The Globe Insurance Company Ltd	General insurance
	Legal Protection Group Holdings Ltd	Holding company
	The London Assurance	General insurance
	The Marine Insurance Company Ltd	General insurance
	Phoenix Assurance plc	Composite insurance
	Royal International Insurance Holdings Ltd	General insurance
	Royal & Sun Alliance Reinsurance Ltd	General insurance
	Royal & Sun Alliance Property Services Ltd	Estate agencies
	Royal & Sun Alliance Life & Pensions Ltd	Life insurance
	Royal & Sun Alliance Linked Insurances Ltd	Life insurance
	RSA E-Holdings Ltd	Holding company
	Sun Alliance and London Insurance plc	General insurance
	Sun Alliance and London Assurance Company Ltd	Life insurance
	Royal & Sun Alliance Life Holdings Ltd	Holding company
	Sun Insurance Office Ltd	General insurance
Argentina	Royal & Sun Alliance Seguros (Argentina) SA	General insurance
	RSA Marketing (Latin America) SA	General insurance
Australia	Royal & Sun Alliance Australia Holdings Ltd	Holding company
	Royal & Sun Alliance Insurance Australia Ltd	General insurance
	Royal & Sun Alliance Financial Services Ltd	Life insurance
Bahamas	Royal & Sun Alliance Insurance (Bahamas) Ltd	General insurance
Brazil	Royal & Sun Alliance Seguros (Brasil) SA	General insurance
Canada	Roins Financial Services Ltd	Holding company
	Compagnie d'Assurance du Quebec (99.8%)	General insurance
	The Johnson Corporation	General insurance
	Royal & Sun Alliance Insurance Company of Canada	General insurance
	Western Assurance Company	General insurance
Chile	Royal & SunAlliance Seguros (Chile) SA (97.5%)	General insurance
	Compañia de Seguros de Vida La Construcción (51.0%)	Life insurance
Colombia	Royal & Sun Alliance Seguros (Colombia) SA (86.3%)	General insurance
	Royal & Sun Alliance Seguros de Vida (Colombia) SA (86.3%)	Life insurance
Denmark	Codan A/S (71.7%)	Holding company
	Codan Forsikring A/S (71.7%)	General insurance
	A/S Forsikringsselskabet Codan Liv (71.7%)	Life insurance
Germany	Securitas Bremer Allgemeine Versicherungs AG (99.9%)	General insurance
	Securitas-Gilde Lebensversicherung AG (99.8%)	Life insurance

		Principal activity
Guernsey	Insurance Corporation of Channel Islands Ltd	General insurance
Hong Kong	Royal & Sun Alliance Insurance (Hong Kong) Ltd	General insurance
Ireland	Royal & Sun Alliance Eurolife Ltd	Life insurance
Isle of Man	Royal & Sun Alliance International Financial Services Ltd	Life insurance
	Tower Insurance Company Ltd	General insurance
Mexico	Royal & SunAlliance Seguros (Mexico) SA *(formerly known as Seguros BBV Probursa)*	General insurance
Netherlands	Royal & SunAlliance Schadeverzekering NV	General insurance
	Royal & SunAlliance Levensverzekering NV	Life insurance
Netherlands Antilles	Royal & Sun Alliance Insurance (Antilles) NV (51.0%)	General insurance
New Zealand	Royal & Sun Alliance Insurance (New Zealand) Ltd	General insurance
	Royal & Sun Alliance Life & Disability (New Zealand) Ltd	Life insurance
Peru	Royal & Sun Alliance – Seguros Fenix (64.9%)	General insurance
Puerto Rico	Royal & Sun Alliance Insurance (Puerto Rico) Inc (94.3%)	General insurance
Saudi Arabia	Royal & Sun Alliance Insurance (Middle East) Limited E.C. (50.01%)	General insurance
Singapore	Royal & Sun Alliance Insurance (Singapore) Ltd	General insurance
Sweden	Trygg-Hansa Försäkrings AB, Publikt (71.7%)	General insurance
United States of America	Royal & Sun Alliance USA, Inc	Holding company
	Royal Indemnity Company	General insurance
	Royal Insurance Company of America	General insurance
	Orion Capital Corporation	Holding company
	Security Insurance Company of Hartford	General insurance
	Guaranty National Insurance Company	General insurance
Uruguay	Royal & Sun Alliance Seguros (Uruguay) SA	General insurance
Venezuela	Royal & Sun Alliance Seguros (Venezuela) SA (99.4%)	General insurance

Notes:

1. All UK companies are incorporated in Great Britain and are registered in England.

2. 100% direct subsidiary of Royal & Sun Alliance Insurance Group plc.

3. Except where indicated all holdings are of equity shares and represent 100% of the nominal issued capital.

4. Some subsidiaries have been omitted from this statement to avoid providing particulars of excessive length but none materially affects the results or assets of the Group.

PRINCIPAL ASSOCIATED UNDERTAKINGS AND OTHER SIGNIFICANT SHAREHOLDINGS

As at 31 December 2001

	Country	Holding
Principal associated undertakings (see notes below)		
Global Aerospace Underwriting Managers Ltd	Great Britain	50.0%
Mutual & Federal Insurance Company Ltd	South Africa	37.5%
Nissan Insurance Company (Europe) Ltd	Great Britain	24.8%
RACI Pty Ltd	Australia	50.0%
Royal & Sun Alliance Insurance (Malaysia) Bhd	Malaysia	45.0%
Royal Sundaram Alliance Insurance Ltd	India	26.0%
Syn Mun Kong Insurance Public Company Ltd (30.9.01)	Thailand	20.0%
Other significant shareholdings (see notes below)		
Rimac-Internacional Compañia de Seguros y Reaseguros	Peru	14.5%
Rothschilds Continuation Holdings AG (merchant banking group)	Switzerland	21.5%

Notes:

1. Associated undertakings: where the figures included in the accounts are not for the year ended 31 December 2001, the relevant accounting date is shown in brackets.

2. The countries shown are those of incorporation and principal operation. The companies shown as incorporated in Great Britain are registered in England.

3. Unless otherwise stated, all companies are engaged in the transaction of insurance or related business. All are owned by subsidiaries of the Group.

4. The Group's participating interest in Rothschilds Continuation Holdings AG, is accounted for as an investment in view of the disposition of the other shareholdings. The aggregate amount of the capital and reserves at 31 March 2001, the company's year end, was **£614m**. The profit for the year ended 31 March 2001 was **£62m**.

CONSOLIDATED PROFIT AND LOSS ACCOUNT	Convenience translation (note 1) 2001 $m	2001 £m	Restated 2000 £m	Restated 1999 £m	Restated 1998 £m	Restated 1997 £m
Net premiums written						
General business	**12,867**	**8,813**	8,372	7,159	6,867	6,634
Long term business	**4,233**	**2,899**	3,439	3,284	2,856	2,591
Total	**17,100**	**11,712**	11,811	10,443	9,723	9,225
Balance on the technical accounts						
General business (note 2)	**(264)**	**(181)**	101	231	260	523
Long term business gross of taxation	**253**	**173**	239	235	230	231
Investment income net of investment expenses and charges	**1,660**	**1,137**	1,212	1,582	1,509	1,094
Unrealised gains/(losses) on investments	**(1,479)**	**(1,013)**	(161)	(645)	(139)	965
Allocated investment return transferred to the general business technical account	**(1,667)**	**(1,142)**	(1,119)	(1,007)	(999)	(983)
Income/(charges) from other activities/ central expenses	**(79)**	**(54)**	(47)	(15)	(15)	(22)
Amortisation of goodwill	**(85)**	**(58)**	(56)	(14)	(1)	–
General business result (note 2)	**(16)**	**(11)**	290	301	333	681
Long term business result	**272**	**186**	252	243	230	231
Other activities (including associated undertakings)	**(232)**	**(159)**	(80)	11	20	74
Group operating result (based on longer term investment return)	**24**	**16**	462	555	583	986
Change in the equalisation provisions	**(67)**	**(46)**	(24)	(12)	(51)	(84)
Reorganisation costs and other items	**(384)**	**(263)**	(289)	(96)	(150)	(61)
Group operating (loss)/profit (based on longer term investment return)	**(427)**	**(293)**	149	447	382	841
Short term investment fluctuations	**(1,234)**	**(845)**	20	(80)	463	967
(Loss)/profit on ordinary activities before exceptional items and tax	**(1,661)**	**(1,138)**	169	367	845	1,808
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	**(160)**	**(109)**	(128)	–	–	–
(Loss)/profit on ordinary activities before tax	**(1,821)**	**(1,247)**	41	367	845	1,808
Tax on profit on ordinary activities (note 2)	**7**	**5**	(70)	(266)	(372)	(357)
(Loss)/profit on ordinary activities after tax	**(1,814)**	**(1,242)**	(29)	101	473	1,451
Attributable to equity minority interests	**7**	**5**	1	(22)	(33)	(40)
(Loss)/profit for the financial year attributable to shareholders	**(1,807)**	**(1,237)**	(28)	79	440	1,411
Earnings per ordinary share	**(127.8)c**	**(87.5)p**	(2.6)p	4.7p	27.6p	90.7p
Group operating earnings after tax per ordinary share	**(6.0)c**	**(4.1)p**	17.5p	24.7p	23.6p	42.1p

Notes:

1. We have included a translation of the data for the year ended 31 December 2001, from sterling into US dollars, for the convenience of our US shareholders. The translation rate is US$1.46, the closing rate at 31 December 2001.

2. Prior years have been restated. Refer to note 1 of the Notes on the Accounts for explanation of restatement.

	Convenience translation (note 1) 2001 $m	2001 £m	Restated 2000 £m	Restated 1999 £m	Restated 1998 £m	Restated 1997 £m
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES						
(Loss)/profit for the financial year attributable to shareholders	**(1,807)**	**(1,237)**	(28)	79	440	1,411
Movement in value of long term business	**(485)**	**(333)**	(37)	169	(115)	179
Exchange	**(101)**	**(69)**	156	34	(69)	(65)
Shareholders' consolidated recognised (losses)/gains	**(2,393)**	**(1,639)**	91	282	256	1,525

MOVEMENTS IN SHAREHOLDERS' FUNDS

	Convenience translation (note 1) 2001 $m	2001 £m	Restated 2000 £m	Restated 1999 £m	Restated 1998 £m	Restated 1997 £m
Shareholders' funds at 1 January (as restated)	**9,436**	**6,463**	6,632	7,422	7,503	6,513
Shareholders' consolidated recognised (losses)/gains	**(2,393)**	**(1,639)**	91	282	256	1,525
Issue of share capital/increase in share premium	**21**	**14**	19	15	32	36
Purchase of own shares	**–**	**–**	–	–	–	(153)
Dividends	**(345)**	**(236)**	(381)	(1,113)	(369)	(334)
Other reserve movements (including write off of goodwill not capitalised up to 1997)	**245**	**168**	102	26	–	(84)
Shareholders' funds at 31 December	**6,964**	**4,770**	6,463	6,632	7,422	7,503
Total return to shareholders	**(168.9)c**	**(115.7)p**	5.8p	18.4p	15.8p	98.0p
Dividend per ordinary share	**23.4c**	**16.0p**	26.0p	72.7p	23.0p	21.0p

Notes:

1. We have included a translation of the data for the year ended 31 December 2001, from sterling into US dollars, for the convenience of our US shareholders. The translation rate is US$1.46, the closing rate at 31 December 2001.

2. Net assets per share is calculated on equity shareholders' funds and the number of ordinary shares in issue at the end of the year.

3. Prior years have been restated. Refer to note 1 of the Notes on the Accounts for an explanation of the restatement.

COMBINED CONSOLIDATED BALANCE SHEET	Convenience translation (note 1) 2001 $m	2001 £m	Restated 2000 £m	Restated 1999 £m	Restated 1998 £m	Restated 1997 £m
Assets						
Intangible assets	**1,586**	**1,086**	1,086	1,035	13	–
Investments						
Land and buildings	**4,288**	**2,937**	2,699	2,386	2,664	2,839
Interests in associated undertakings	**340**	**233**	242	222	218	314
Other financial investments						
Shares and other variable yield securities and units in unit trusts	**16,983**	**11,632**	17,780	18,742	18,107	18,624
Debt securities and other fixed income securities	**39,372**	**26,967**	25,673	24,646	23,864	19,494
Loans and deposits with credit institutions	**3,002**	**2,056**	1,422	1,396	1,644	1,688
	59,357	**40,655**	44,875	44,784	43,615	39,806
Value of long term business	**1,949**	**1,335**	1,729	1,784	1,506	1,596
Deposits with ceding undertakings	**133**	**91**	131	115	110	100
Total investments	**66,067**	**45,251**	49,676	49,291	48,113	44,655
Assets held to cover linked liabilities	**11,109**	**7,609**	8,713	8,304	6,675	5,645
Reinsurers' share of technical provisions	**7,909**	**5,417**	4,800	4,066	2,957	3,032
Debtors	**7,245**	**4,962**	4,605	4,336	4,229	4,106
Other assets	**1,596**	**1,093**	1,058	1,119	844	1,162
Prepayments and accrued income	**2,924**	**2,003**	1,986	2,017	1,895	1,840
Total assets	**98,436**	**67,421**	71,924	70,168	64,726	60,440
Liabilities						
Capital and reserves						
Called up share capital and share premium	**1,066**	**730**	712	688	658	615
Other reserves	**1,805**	**1,236**	1,580	1,626	1,462	1,578
Capital redemption reserve	**12**	**8**	8	8	8	8
Profit and loss account	**4,081**	**2,796**	4,163	4,310	5,294	5,302
Shareholders' funds	**6,964**	**4,770**	6,463	6,632	7,422	7,503
Equity minority interests in subsidiary undertakings	**583**	**399**	406	411	295	258
Dated loan capital	**1,145**	**784**	784	610	–	–
Total capital, reserves and dated loan capital	**8,692**	**5,953**	7,653	7,653	7,717	7,761
Fund for future appropriations	**3,808**	**2,608**	3,540	4,840	3,785	3,737
Technical provisions						
Provision for unearned premiums	**7,427**	**5,087**	4,685	4,476	3,755	3,652
Long term business provision	**36,963**	**25,317**	28,268	26,433	26,618	23,511
Claims outstanding	**22,813**	**15,625**	14,519	13,941	11,606	11,645
Equalisation provisions	**483**	**331**	283	259	250	194
	67,686	**46,360**	47,755	45,109	42,229	39,002
Technical provisions for linked liabilities	**11,124**	**7,619**	8,726	8,318	6,687	5,656
Provisions for other risks and charges	**384**	**263**	367	363	421	353
Borrowings	**1,583**	**1,084**	382	676	449	551
Other creditors	**4,346**	**2,977**	3,017	2,827	3,073	3,102
Accruals and deferred income	**813**	**557**	484	382	365	278
Total liabilities	**98,436**	**67,421**	71,924	70,168	64,726	60,440
Net assets per ordinary share (note 2)	**471c**	**323p**	442p	456p	467p	475p

Cautionary statements

This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as "expects," "should continue," "believes," "anticipates," "estimated" and "intends". The specific forward looking statements cover, among other matters, the improving general insurance market, the expected losses related to the 11 September attack on the United States, the anticipated loss development from asbestos related claims and discontinued business lines, the outcome of insurance regulatory reviews, the Group operating results, the timing of our disposal programme, the rating environment and the prospect of improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the 11 September 2001 attack on the United States; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the London Stock Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Registrar

Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA

Shareholder Helpline Telephone: +44(0) 870 600 3988

Shareholders with a text phone facility should use +44(0) 870 600 3950

There is now a range of shareholder information online at www.shareview.co.uk. Shareholders can check holdings and find practical help on transferring shares or updating details and register their e-mail address to receive shareholder information and Annual Report & Accounts electronically.

Royal & SunAlliance has appointed Lloyds TSB Registrars as its registrar to manage the shareholder register, ensuring that all information held about the Group's shareholders is kept up to date, and to pay dividends.

As a shareholder of the Group, you will be sent information about Royal & SunAlliance. It is important to ensure that Lloyds TSB Registrars are kept up to date about any changes to your personal details, such as your name and home address. Any such changes should be notified to Lloyds TSB Registrars in writing to the address shown above. If you have changed your name, you will also need to enclose a copy of the marriage certificate or change of name deed with your letter. Please do not send the original document.

If you are receiving duplicate copies of the information sent to shareholders, it is likely that two or more accounts have been set up in your name when you have acquired shares on different occasions. If you would like to amalgamate those accounts, please contact Lloyds TSB Registrars.

You should also contact Lloyds TSB Registrars if your share certificate has been lost or stolen, if you want to transfer your shares to someone else, if you have not received a dividend payment or have lost a dividend tax voucher or have other general queries about your shareholding.

Many shareholders find it more convenient to have their dividends paid directly into their bank or building society. If you would like to arrange this for your dividends, you will find a form, which can be used to instruct Lloyds TSB Registrars to pay all future dividends to an account of your choice, on the reverse of any previous dividend payment advice sent to you. Alternatively you can request a form to be sent to you by contacting the Lloyds TSB Registrars Shareholder Helpline.

Dividend reinvestment plan (DRIP)

We operate a dividend reinvestment plan which enables shareholders, if they wish, to use the whole of their cash dividends to buy additional shares in the Company.

The DRIP is operated on a mandate basis. If a DRIP mandate has been completed, future dividends will be invested automatically in the Company's shares purchased in the market.

Shareholders who do not currently participate in the DRIP but wish to do so can obtain further details and a mandate form from Lloyds TSB Registrars.

Shareholders need take no action if they have not completed a DRIP mandate and wish to continue to receive their dividends in cash in the normal way.

Personal equity plans

New investments in Personal Equity Plans (PEPs) have not been permitted since 5 April 1999 when the Government replaced PEPs with Individual Savings Accounts (ISAs). Investors who hold shares in an existing Royal & SunAlliance Corporate PEP or Royal & SunAlliance Single Company PEP managed by Halifax Investment Services Limited (Halifax) can obtain full details of their investment from:

Halifax Investment Services Limited, Mellon House, Ingrave Road, Brentwood, Essex CM15 8TG

Telephone: +44(0) 870 606 6418

Share dealing service

We have established an execution only share dealing service, through Cazenove & Co, for private investors who wish to buy or sell Royal & Sun Alliance Insurance Group plc shares. Further details can be obtained from:

Royal & SunAlliance Share Dealing Service, Cazenove & Co, 12 Tokenhouse Yard, London EC2R 7AN

Telephone: +44(0) 20 7606 1768

Capital gains tax

The market value at 31 March 1982 of each post consolidation ordinary share of 27.5p in the Company, for capital gains tax purposes after relevant adjustments, was 146.41p (25p shares 133.1p) for former Royal Insurance shareholders and 57.97p (25p shares 52.7p) for former Sun Alliance shareholders. For former Royal Insurance shareholders, an adjustment to tax cost is required to take account of the 1993 rights issue according to whether the rights were taken up or sold.

Communications

Royal & SunAlliance is committed to full and open communication with its shareholders. We aim to ensure that all shareholders are kept well informed of the Group's activities, performance and strategy and your directors hope that you have found this document to be informative.

Internet

The Annual Report & Accounts, interim statements and other useful information on the Company is available through the Internet at www.royalsunalliance.com.

Annual General Meeting

We welcome the views of shareholders and hope that you will be able to attend the Company's Annual General Meeting, which this year will be held in the Grand Ballroom, Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1V 0QY at 11.30am on 15 May 2002. The Notice of the Meeting and the Proxy Card accompany this document. If you are unable to attend the Company's Annual General Meeting to ask a question in person, you may write to us at 30 Berkeley Square, London W1J 6EW.

Disabled shareholders

Royal & SunAlliance is committed to providing a quality service to all its shareholders. Please inform Lloyds TSB Registrars if you would like documentation to be provided to you in a special format and we will do our best to meet your request.

American Depositary Shares (ADSs)

Each ADS represents five ordinary shares.

The Group is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission.

Any enquiry relating to ADS holdings should be addressed to:

Citibank N.A., Shareholder Services, PO Box 2502, Jersey City, NJ 07303

Telephone: +1 877 248 4237

www.citibank.com/adr

ADS holders receive the annual and interim reports issued by the Group.

ADS dividends

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Royal & Sun Alliance Insurance Group plc shares and receive all cash dividends in US dollars. These are usually paid twice a year. Dividend cheques are mailed directly to the ADS holder on the US payment date if ADSs are registered with the Company's US depositary, Citibank N.A.. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them on to ADS holders.

ADS voting

Holders of ADSs as at 28 March 2002 will receive a voting instruction form from Citibank N.A. (the ADR Depositary) and details of the business of the Company to be raised at the forthcoming Annual General Meeting. ADS holders who wish to instruct the ADR Depositary to vote their ADSs at the Annual General Meeting should return their completed voting instruction form to Citibank N.A. by no later than 10.00am (New York City time) on 7 May 2002.

If you have any questions about the way in which voting instructions may be delivered to Citibank N.A., please contact them at the above address, telephone number or website.

Shareholder information

For further information about Royal & SunAlliance, please contact our Group Communications team at:

Royal & Sun Alliance Insurance Group plc,
30 Berkeley Square, London W1J 6EW

Telephone: +44(0) 20 7569 6136

www.royalsunalliance.com

The Company's share price is shown on Ceefax BBC2 Page 223

Registered Office and Worldwide Group Office

30 Berkeley Square, London W1J 6EW

Telephone: +44(0) 20 7636 3450

Registered in England No. 2339826

01 January

31 January 2002
Announcement of first 2002 preference dividend

02 February

20 February 2002
Ex dividend date for first 2002 preference dividend

22 February 2002
Record date for first 2002 preference dividend

28 February 2002
Announcement of results for 2001 and of recommended final ordinary dividend

04 April

2 April 2002
Payment of first 2002 preference dividend

24 April 2002
Ex dividend date for final ordinary dividend for 2001

26 April 2002
Record date for final ordinary dividend for 2001

05 May

9 May 2002
Announcement of results for three months ending 31 March 2002

15 May 2002
Annual General Meeting

31 May 2002
Payment of final ordinary dividend for 2001

08 August

8 August 2002
Announcement of results for six months ending 30 June 2002 and of interim ordinary dividend and second preference dividend for 2002

28 August 2002
Ex dividend date for second 2002 preference dividend

30 August 2002
Record date for second 2002 preference dividend

10 October

1 October 2002
Payment of second 2002 preference dividend

23 October 2002
Ex dividend date for interim ordinary dividend for 2002

25 October 2002
Record date for interim ordinary dividend for 2002

11 November

7 November 2002
Announcement of results for nine months ending 30 September 2002

29 November 2002
Payment of interim ordinary dividend for 2002

03 March

March 2003*
Announcement of results for 2002 and of recommended final ordinary dividend

***Provisional Date**

Q I have recently moved house. Who should I tell?

A You need to notify Lloyds TSB Registrars in writing at the address on page 98 remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q What do I do if I change my name?

A To ensure the shares are registered in your new name, you will need to notify Lloyds TSB Registrars in writing. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), together with your share certificates and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q My share certificate has been lost/stolen. What should I do to obtain a replacement?

A You should inform Lloyds TSB Registrars immediately. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Royal & SunAlliance from the potential misuse of the missing share certificate and must be returned before a new certificate can be issued.

Q I would like to transfer shares to someone I know. How do I arrange this?

A As these transactions do not involve a stockbroker you can use a stock transfer form. You can obtain a form from Lloyds TSB Registrars.

Q My partner/relative has died. What should I do about their shareholding?

A Contact Lloyds TSB Registrars and they will guide you through what you need to do.

Q I have lost my dividend tax voucher. What do I do?

A If you require a replacement dividend tax voucher you need to contact Lloyds TSB Registrars. A fee may be payable for this service.

Q I would like to receive future communications electronically. How can I arrange this?

A To receive shareholder information electronically you will need to register at www.shareview.co.uk and create your own portfolio. You will need your shareholder account number in order to access this service.

PUBLISHED BY BLACK SUN PLC +44 (0)20 7736 0011, COVER ILLUSTRATION BY PETER CROWTHER, PHOTOGRAPHY JULIAN CALDER & PETER MARLOW, PRINTED BY EMPRESS LITHO LTD

TCF


www.royalsunalliance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 4 April 2002

By: /s/ J V Miller
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.

X Please mark your vote as in this example

0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN
1	☐	☐	☐
2	☐	☐	☐
3	☐	☐	☐
4	☐	☐	☐
5	☐	☐	☐
6	☐	☐	☐
7	☐	☐	☐
8	☐	☐	☐

SIGNATURE(S) ______________________ Date ____________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1. Approval to adopt the 2001 Report and Accounts, as set forth in the Company's Notice of Meeting enclosed herewith.
2. Approval to declare a final dividend of 7.2p per ordinary share, as set forth in the Company's Notice of Meeting enclosed herewith.
3. Approval to confirm the appointment of S.M. Hooper as a director.
4. Approval to re-elect J.C. Hance as a director.
5. Approval to re-appoint PricewaterhouseCoopers as auditors and to authorize the directors to fix their remuneration, as set forth in the Company's Notice of Meeting enclosed herewith.
6. Approval to authorize the directors to issue further shares, as set forth in the Company's Notice of Meeting enclosed herewith.
7. Approval to disapply in part shareholders' pre-emption rights, as set forth in the Company's Notice of Meeting enclosed herewith.
8. Approval to authorize the Company to make market purchases of up to 5% of its own issued ordinary shares, as set forth in the Company's Notice of Meeting enclosed herewith.

The Voting Instructions must be signed, completed and received by the Depositary at the address indicated on the enclosed envelope no later than 10:00 A.M. (New York City time) on May 7, 2002 for action to be taken.

2002 VOTING INSTRUCTIONS **AMERICAN DEPOSITARY SHARES**

Royal & Sun Alliance Insurance Group plc (the "Company")

CUSIP No.:	78004V202.
ADS Record Date:	March 28, 2002.
Meeting Specifics:	Annual General Meeting - May 15, 2002, at 11:30 A.M. (local time) in The Grand Ballroom, Hotel Inter-Continental, One Hamilton Place, Hyde Park Corner, London W1V 0QY, England.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of October 24, 2000.
Deposited Securities:	Ordinary shares, nominal value 27.5p per share, of the Company.
Custodian:	Citibank N.A. - London Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Pursuant to Section 4.10 of the Deposit Agreement, upon timely receipt of Voting Instructions from a Holder of ADSs, evidenced by ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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